EXHIBIT (a)

INFORMATION STATEMENT

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS INFORMATION STATEMENT OR THE TRANSACTIONS DESCRIBED IN THIS INFORMATION STATEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS DESCRIBED IN THIS INFORMATION STATEMENT, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS INFORMATION STATEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[                        ], 2009

Dear Shareholder,

This information statement regarding a going-private transaction approved by our board of directors is being furnished to you, as a record holder of common stock, par value $0.01 per share, of Gander Mountain Company, a Minnesota corporation.  We wish to inform you of the approval on September 27, 2009 of resolutions by our board of directors approving amendments to our articles of incorporation to effect a reverse split of the common stock (the “Reverse Split”) pursuant to which each 30,000 shares of common stock registered in the name of a shareholder immediately prior to the effective time of the Reverse Split will be converted and combined into one share of common stock, followed immediately thereafter by a forward split of the common stock (the “Forward Split” and, together with the Reverse Split, the “Reverse/Forward Stock Split”) pursuant to which each share of common stock registered in the name of a shareholder holding at least one share of common stock immediately after the effective time of the Reverse Split, including fractions thereof for holders holding in excess of one whole share following the Reverse Split, will be converted and subdivided into 30,000 shares of common stock.

Under the Minnesota Business Corporation Act (“MBCA”), the board may amend our articles of incorporation to conduct the Reverse/Forward Stock Split without the approval of the shareholders.  Therefore, we are not seeking shareholder approval for this action and no vote is sought in connection with this action.  Under the MBCA, shareholders are not entitled to appraisal or dissenters’ rights in connection with the Reverse/Forward Stock Split.

You are urged to read this information statement in its entirety for a description of the Reverse/Forward Stock Split.

As a result of the Reverse/Forward Stock Split, shareholders owning fewer than 30,000 shares of common stock prior to the Reverse Split will be paid cash in an amount equal to $5.15  per share for each share of common stock owned immediately prior to the Reverse Split and will no longer be shareholders.  The holdings of all other shareholders will remain unchanged.  Please note, if you hold your shares in “street name” (i.e., in a bank, brokerage or other nominee account), you are not considered to be the record holder of those shares.  Accordingly, even though we expect your bank, broker or other nominee to provide Wells Fargo Bank, N.A., who will act as our exchange and payment agent (the “Exchange Agent”), with information regarding the beneficial ownership positions it holds, if you wish to ensure that your ownership position is accurately reported to the Exchange Agent and that you promptly receive your payment, you should instruct your bank, broker or other nominee to transfer your shares into a record account in your name immediately.

The intended effect of the Reverse/Forward Stock Split is to reduce the number of beneficial holders of common stock to fewer than 300 to ensure that we will be eligible to terminate the public registration of our common stock under the Securities Exchange Act of 1934 and delist our common stock from the Nasdaq Global Market.  If the Reverse/Forward Stock Split has the intended effect, we intend to immediately file with the Securities and Exchange Commission (the “Commission”) a Certificate and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 on Form 15 to terminate the registration of our common stock.  Immediately upon filing the Form 15, our obligation to file periodic reports with the Commission, such as quarterly, annual and current reports on Forms 10-Q, 10-K and 8-K, respectively, will be suspended, and we will no longer be subject to the Commission’s proxy rules.  However, we will continue to be subject to the general anti-fraud provisions of federal and applicable state securities laws.  Deregistration of our common stock will be effective 90 days after the filing of the Form 15, although this period may be accelerated by the Commission.

The Reverse/Forward Stock Split was approved by our board of directors which, among other factors, considered the recommendation of a duly appointed special committee of the board comprised entirely of independent directors formed to evaluate the feasibility and fairness to our unaffiliated shareholders of the Reverse/Forward Stock Split.

This information statement is being furnished to all of our shareholders pursuant to Section 13(e) of the Securities Exchange Act of 1934, the rules promulgated thereunder and the provisions of the MBCA, solely for the purpose of informing shareholders of the Reverse/Forward Stock Split and the other transactions described herein before they take effect.

Sincerely,

/s/ David C. Pratt

David C. Pratt

Chairman of the Board and Interim Chief Executive Officer

TABLE OF CONTENTS

SUMMARY TERM SHEET	1

QUESTIONS AND ANSWERS ABOUT THE REVERSE/FORWARD STOCK SPLIT AND RELATED TRANSACTIONS	4

SPECIAL FACTORS	11

GENERAL INFORMATION ABOUT THE REVERSE/FORWARD STOCK SPLIT	42

INFORMATION ABOUT THE COMPANY	47

INFORMATION ABOUT OTHER FILING PERSONS	55

LITIGATION REGARDING THE TRANSACTION	57

FORWARD-LOOKING STATEMENTS	57

SUMMARY TERM SHEET

The following is a summary of the material information regarding the Reverse/Forward Stock Split.  For a more complete description of the terms and effects of the Reverse/Forward Stock Split, you are urged to read carefully the entire information statement and each of the documents that we have attached as annexes to this information statement.

•                  After consideration of several factors, including the recommendation of a special committee of our board of directors consisting entirely of independent directors, known throughout this information statement as the special committee, of a reverse split followed by a cash-out of fractional interests, the board has unanimously approved a 1-for-30,000 Reverse Split of our common stock, followed immediately thereafter by a 30,000-for-1 Forward Split of our common stock.  See the information under the caption “General Information About the Reverse/Forward Stock Split” in this information statement.

•                  Pursuant to Section 302A.402 of the MBCA, the Reverse/Forward Stock Split does not require shareholder approval.  See the information under the caption “Special Factors—Factors in Considered in Determining Fairness—Procedural Fairness” in this information statement.

•                  The Reverse/Forward Stock Split will be effected pursuant to the filing of articles of amendment to our articles of incorporation with the Secretary of State of the State of Minnesota.  See the information under the caption “General Information About the Reverse/Forward Stock Split—Effective Date of the Reverse/Forward Stock Split” in this information statement.

•                  When the Reverse/Forward Stock Split becomes effective, if you hold at least 30,000 shares of common stock, the number of shares of common stock that you hold will not change, and you will not be entitled to receive any cash payment.  You will not need to take any immediate action.  Your existing stock certificates will continue to evidence ownership of the same number of shares as set forth currently on the face of such certificates (although we may contact you after the completion of the Reverse/Forward Stock Split to reissue you a new certificate representing the same number of shares).  See the information under the caption “Special Factors—Effects of the Reverse/Forward Stock Split” in this information statement.

•                  When the Reverse/Forward Stock Split becomes effective, if you hold fewer than a total of 30,000 shares of common stock, you will receive a cash payment of $5.15 per pre-split share.  As soon as practicable after the Reverse/Forward Stock Split, you will be notified and instructed how to surrender your stock certificates to our Exchange Agent.  You should allow for approximately five business days after mailing for the Exchange Agent to receive your stock certificates surrendered.  Upon receipt of a properly completed letter of transmittal and your surrendered stock certificates by the Exchange Agent, you will receive your cash payment within approximately seven to ten business days.  See the information under the captions “Special Factors—Effects of the Reverse/Forward Stock Split” and “General Information About the Reverse/Forward Stock Split—Exchange of Certificates for Cash Payment” in this information statement.

Please note, we intend to treat shareholders holding our common stock in “street name” (i.e., in a brokerage account) in the same manner as record holders. Prior to the effective date of the Reverse/Forward Stock Split, we will conduct an inquiry of all brokers, banks and other nominees that hold shares of our common stock in street name, ask them to provide us with information on how many shares held by beneficial holders will be cashed out, and request that they effect the Reverse/Forward Stock Split for those beneficial holders.  However, these banks, brokers and other nominees may have different procedures than registered shareholders for processing the Reverse/Forward Stock Split.  If you hold your shares in “street name,” you are not considered to be the record holder of those shares.  Accordingly, even though we expect your bank, broker or other nominee to provide our Exchange Agent with information regarding the beneficial ownership positions it holds, if you wish to ensure that your ownership position is accurately reported to the Exchange Agent and that you promptly receive your payment, you should instruct your bank, broker or other nominee to transfer your shares into a record account in your name immediately.

•                  The Reverse/Forward Stock Split will not affect holders of our outstanding options to purchase shares of our common stock, whether exercisable or unexercisable.  Holders of outstanding options will, following the Reverse/Forward Stock Split, continue to hold such options and their terms will not be affected.  See the information under the caption “Special Factors—Effects of the Reverse/Forward Stock Split” in this information statement.

•                  When the Reverse/Forward Stock Split becomes effective, we intend to terminate the registration of our common stock with the Commission and delist our common stock from the Nasdaq Global Market.  Upon termination of our registration, we will no longer file periodic reports with the Commission, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and we will not be subject to the Commission’s proxy rules. See the information under the captions “Special Factors—Purposes of and Reasons for the Reverse/Forward Stock Split” and “General Information About the Reverse/Forward Stock Split—Termination of Exchange Act Registration” in this information statement.

•                  After consummation of the Reverse/Forward Stock Split, we expect our business and operations generally to continue as they are currently being conducted.  See the information under the caption “General Information About the Reverse/Forward Stock Split—Conduct of Our Business After the Reverse/Forward Stock Split” in this information statement.

•                  The special committee retained the services of King & Spalding to serve as independent legal counsel to the special committee.  The special committee retained the services of a financial advisory firm, Greene Holcomb & Fisher LLC (“Greene Holcomb”), to render an opinion as to the fairness from a financial point of view of (i) the consideration to be paid to the unaffiliated holders of shares of our common stock who will receive cash payments for their pre-split shares and will not be continuing shareholders and (ii) the consideration to be offered to unaffiliated continuing holders pursuant to the Offers to Purchase.  See the information under the caption “Special Factors—Summary of Fairness Opinion” in this information statement. The full text of the written opinion of Greene Holcomb, which sets forth assumptions made, procedures followed, matters considered and the qualifications and limitations on the scope of the review undertaken in connection with the opinion, is attached to this information statement as Annex A.  You are urged to, and should, read the opinion of Greene Holcomb carefully and in its entirety.

•                  For those shareholders who receive a cash payment as a result of the Reverse/Forward Stock Split, your receipt of cash will be a taxable transaction for United States federal income tax purposes and may be taxable for state, local, foreign and other tax purposes as well.  For our continuing shareholders who retain their common stock immediately following the Reverse/Forward Stock Split without the receipt of a cash payment, you will not recognize any gain or loss for federal income tax purposes.  See the information under the caption “Special Factors—Federal Income Tax Consequences of the Reverse/Forward Stock Split” in this information statement.  You are urged to consult with your own tax advisor regarding the tax consequences of the Reverse/Forward Stock Split in light of your particular circumstances.

•                  Shareholders are not entitled to appraisal or dissenters’ rights under either our governance documents or the MCBA.  See the information under the caption “General Information About the Reverse/Forward Stock Split—Appraisal Rights” in this information statement.

•                  Under the rules of the Commission, certain individuals and entities are required to provide certain disclosures to our shareholders in order for us to effect the Reverse/Forward Stock Split.  These entities and individuals are: (i) the Company; (ii) Holiday Stationstores, Inc. (“Holiday”), (iii) Arthur T. Erickson, II, (iv) Brian A. Erickson, (v) Neal D. Erickson, (vi) Richard A. Erickson, (vii) Gerald A. Erickson, (viii) Ronald A. Erickson, (ix) Charles E. Pihl, (x) David C. Pratt, (xi) the David C. Pratt Irrevocable Grantor Retained Annuity Trust, dated 12/1/92, (xii) Gratco, LLC (“Gratco”) and (xiii) Mark R. Gale.  Arthur T. Erickson, II, Brian A. Erickson, Neal D. Erickson, Richard A. Erickson, Gerald A. Erickson, Ronald A. Erickson, and Charles E. Pihl are all affiliates of Holiday and are hereinafter referred to, along with Holiday, as the “Holiday Group.”  David C. Pratt, Mark R. Gale and the David C. Pratt Irrevocable Grantor Retained Annuity Trust, dated 12/1/92 are affiliates of Gratco and are hereinafter referred to, along with Gratco, as the “Gratco Group.”  In this information statement, we refer to the Company, the Holiday Group and the Gratco Group collectively as the “Filing Persons.”  Holiday Stationstores, Inc. is an owner and franchisor of gasoline and convenience stores throughout the northern tier of the United States.  Holiday Stationstores, Inc. is a wholly-owned subsidiary of Holiday Companies.  Holiday Companies has loaned our company $5,000,000 pursuant to a term note, which is due March 31, 2010.  Ronald A. Erickson, the Vice Chairman of our board of directors, is Chief Executive Officer, Chairman of the board of directors and a shareholder of Holiday Companies, as well as Chief Executive Officer, Chief Financial Officer and Secretary of Holiday Stationstores, Inc.  Gerald A. Erickson, a member of our board of directors, is a principal, Vice President, Vice Chair of the board of directors and a shareholder of Holiday Companies, as well as President and Treasurer of Holiday Stationstores, Inc.  Gratco, LLC engages in the principal business of investing.  Gratco, LLC has loaned our company $5,000,000 pursuant to a term note, which is due March 31, 2010.  David C. Pratt, the Chairman of our board of directors and our interim Chief Executive Officer, is the sole manager of Gratco, LLC.  Gratco, LLC’s membership interests are held by irrevocable trusts of which Mr. Pratt was the grantor.  See the information under the caption “Information About Other Filing Persons – Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving the Holiday Group, the Gratco Group and Related Persons” for additional information on Holiday Stationstores, Inc. and Gratco, LLC.  In this information statement, we sometimes refer to shareholders other than the members of the Gratco Group or the Holiday Group as “unaffiliated shareholders.”  See the information under the captions “Information About the Company” and “Information About Other Filing Persons” in this information statement.

•                  Upon consummation of the Reverse/Forward Stock Split, a maximum of approximately $23.9 million will be required to cash-out fractional shares as part of the Reverse/Forward Stock Split.  However, the amount actually paid in connection with the Reverse/Forward Stock Split could be less depending on how many shares we are actually required to cash-out upon consummation of the Reverse/Forward Stock Split, which will depend in part on whether shareholders who presently own less than 30,000 shares buy additional shares in order to remain shareholders following the Reverse/Forward Stock Split and whether shareholders who presently own 30,000 or more shares sell shares in order to participate in the cash-out.  Under Minnesota law, a company’s board of directors may arrange for the disposition of fractional shares by those entitled to payment for their fractional shares.  In connection with the Reverse/Forward Stock Split, our board arranged for Holiday and Gratco to pay for the disposition of all fractional shares.  We have entered into a separate Funding and Indemnification Agreement with each of Holiday and Gratco (each, a “Funding Agreement”)  pursuant to which Holiday and Gratco will fund the amount required to cash-out fractional shares.  Holiday expects to satisfy its obligations under its Funding Agreement using working capital or funds borrowed under its existing credit facility.  Gratco expects to satisfy its obligations under its Funding Agreement using cash on hand.  Following the funding of the amount required to cash-out fractional shares and in consideration of Holiday and Gratco assuming our obligations to cash-out fractional shares, we will issue each of Holiday and Gratco a number of shares of common stock equal to the amount the entity funded divided by $5.15 (rounded down to the nearest whole share).  Pursuant to the terms of the Funding Agreements, the amount of  funding required to be provided by each of Gratco and Holiday will be determined in a manner that will result in the Gratco Group and the Holiday Group each owning the same number of shares following the transaction.  If all of the shares not held by the Gratco Group or the Holiday Group are either cashed out as a result of the Reverse/Forward Stock Split or are repurchased pursuant to the Offers to Purchase, the aggregate funding obligation would be approximately $29.6 million, which would be allocated to the Gratco Group in the amount of approximately $9.9 million and the Holiday Group in the amount of approximately $19.7 million.  If either Holiday or Gratco fails to fund the appropriate portion of the costs associated with the Reverse/Forward Stock Split the transaction may be terminated unless the other shareholder assumes the defaulting party’s funding obligation.  We anticipate incurring approximately $1.9 million in advisory, legal, financial, accounting, printing and other fees and costs in connection with the Reverse/Forward Stock Split and related transactions; we will pay these fees and costs.  These costs are not funded by Gratco or Holiday.  See the information under the captions “General Information About the Reverse/Forward Stock Split—Fees and Expenses” and “General Information About the Reverse/Forward Stock Split—Description of Funding Obligation and Offers to Purchase” in this information statement.

•                  Pursuant to the Funding Agreements, Holiday and Gratco have each separately agreed to make a written offer to purchase shares of common stock held by continuing shareholders who retain their common stock immediately following the Reverse/Forward Stock Split (other than those shares held by the Holiday Group or the Gratco Group) (the “Offers to Purchase”).  The Offers to Purchase will be at a per share price equal to the $5.15 per share price paid to shareholders who received a cash payment as a result of the Reverse/Forward Stock Split and will commence within 30 days following the latest to occur of (i) effectiveness of the Reverse/Forward Stock Split, (ii) deregistration of our common stock under the Securities Exchange Act of 1934 and (iii) delisting of our common stock from the Nasdaq Global Market.  The Offers to Purchase will remain open for a period of 60 days.  Continuing shareholders who retain their common stock immediately following the Reverse/Forward Stock Split will receive information regarding the Offers to Purchase directly from Holiday and Gratco when the offers are made.  See the information under the caption “General Information About the Reverse/Forward Stock Split—Description of Funding Obligation and Offers to Purchase” in this information statement.

•                  As a result of the Reverse/Forward Stock Split, we estimate that the Holiday Group will increase its aggregate beneficial ownership of our common stock from approximately 34.2% to 47.7%, and that the Gratco Group will increase its aggregate beneficial ownership of our common stock from approximately 42.0% to 47.7%.  Pursuant to the terms of the Funding Agreements, the amount of  funding required to be provided by each of Gratco and Holiday will be determined in a manner that will result in the Gratco Group and the Holiday Group each owning the same number of shares following the transaction.  We estimate our directors and executive officers that are not affiliated with the Holiday Group and the Gratco Group will decrease their collective beneficial ownership of our common stock from approximately 1.8% to 1.7% as a result of the Reverse/Forward Stock Split.  See the information under the captions “Information About Other Filing Persons—Interests of the Holiday Group and the Gratco Group in the Reverse/Forward Stock Split” and “Information About the Company—Interests of Our Executive Officers and Directors in the Reverse/Forward Stock Split” in this information statement.

•                  The special committee of our board of directors has unanimously determined that the Reverse/Forward Stock Split and the other transactions contemplated by the Funding Agreements are fair to and in the best interests of our unaffiliated shareholders.  Nonetheless, the special committee believes that it is prudent to recognize that, between the date of this information statement and the date that the Reverse/Forward Stock Split will become effective, factual circumstances could change such that it might not be appropriate or desirable to effect the Reverse/Forward Stock Split at that time or on the terms currently proposed.  These factual circumstances could include a material change in our business or financial condition or litigation affecting our ability to proceed with the Reverse/Forward Stock Split.  If the special committee decides to withdraw or modify the Reverse/Forward Stock Split, we will notify the shareholders of this decision promptly in accordance with applicable rules and regulations.  See the information under the caption “General Information About the Reverse/Forward Stock Split—Reservation of Rights” in this information statement.

QUESTIONS AND ANSWERS ABOUT THE

REVERSE/FORWARD STOCK SPLIT AND RELATED TRANSACTIONS

Following are some questions about the Reverse/Forward Stock Split and the related transactions that may be raised by our shareholders, and answers to each of those questions.  The answers to the questions below may not include all the information that is important to you.  You are urged to read carefully the entire information statement and each of the documents that we have attached as annexes to this information statement.

Q:   What are some of the advantages of the transactions contemplated by the Funding Agreements?

A:   The special committee believes that the Reverse/Forward Stock Split and the other transactions contemplated by the Funding Agreement may have the following advantages, among others:

•                  through the Reverse/Forward Stock Split and the Offers to Purchase we will be able to provide complete liquidity for our shareholders at a price determined by the special committee to be fair and in the best interests of the unaffiliated shareholders, where there has, recently, been somewhat limited liquidity available through the public trading markets;

•                  unaffiliated shareholders will have some ability to either buy or sell shares in order to determine whether to remain as shareholders or to be cashed out;

•                  we will terminate the registration of our common stock under the Securities Exchange Act of 1934, which will eliminate the significant costs related to complying with our obligations as a public company to the benefit of those remaining unaffiliated shareholders who choose not to tender in the Offers to Purchase.  We estimate that following our deregistration we will save approximately $1,630,000 in cash before taxes annually;

•                  shareholders holding less than 30,000 shares will not be obligated to pay any commissions in connection with the Reverse/Forward Stock Split.  However, if you hold your shares through a nominee your nominee may charge you a fee;

•                  shareholders remaining following the Reverse/Forward Stock Split that do not tender in the Offers to Purchase will be entitled, with written demand, to (i) review minutes of board and shareholder meetings for the preceding three years, (ii) receive a list of shareholders, directors and officers, (iii) review articles and bylaws, (iv) receive on demand the most recent annual financial statements, (v) receive other reports made to shareholders generally, and (vi) review voting trust or shareholder control agreements in certain situations. Such shareholders will additionally be entitled to the protection of Section 302A.751 of the MBCA, which allows a court to grant equitable relief to shareholders in the event that, among other things, the directors or those in control of the company have acted in a manner unfairly prejudicial toward one or more shareholders in their capacities as shareholders or directors of the company;

•                  unaffiliated shareholders who are not cashed out in the Reverse/Forward Stock Split will nevertheless be able to obtain the $5.15 price per shares by tendering in the Offers to Purchase;

•                  we believe we will be able to achieve overhead reductions associated with the Reverse/Forward Stock Split without negatively affecting our business operations, including reducing liability exposure of directors and officers and corresponding insurance costs to levels more suitable to our business, which overhead reductions will benefit those remaining unaffiliated shareholders who choose not to tender in the Offers to Purchase.  Since we will no longer have to comply with the public reporting and other requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act and Nasdaq Global Market listing requirements, we will no longer need to incur certain expenses relating to printing and mailing shareholders documents, our investor relations function, Nasdaq listing fees, Commission filing fees and personnel time required to comply with our obligations under certain federal securities laws;

•                  we would gain greater operational flexibility by being able to focus on our long-term operations without emphasis on short-term quarterly results, which will benefit those remaining unaffiliated shareholders who choose not to tender in the Offers to Purchase; and

•                  we may benefit from not having to reveal detailed financial and operational information to the public and our competitors, which will benefit those remaining unaffiliated shareholders who choose not to tender in the Offers to Purchase.

See the information under the captions “Special Factors—Purposes of and Reasons for the Reverse/Forward Stock Split” and “Special Factors—Potential Advantages of the Reverse/Forward Stock Split” in this information statement.

Q:  What are some of the disadvantages of the transactions contemplated by the Funding Agreements?

A:  The special committee believes that the transactions contemplated by the Funding Agreements may have the following disadvantages, among others:

•                  shareholders owning fewer than 30,000 shares of our common stock will not have an opportunity to liquidate their shares at a time and for a price of their choosing following effectiveness of the Reverse/Forward Stock Split.  Instead, these shareholders will be cashed out, will no longer be shareholders and will not have the opportunity to participate in or benefit from any future potential appreciation in our value;

•                  shareholders holding our common stock following the Reverse/Forward Stock Split and who choose not to sell in the Offers to Purchase will no longer have readily available to them all of the information regarding our operations and financial results that is currently available in our filings with the Commission;

•                  shareholders holding our common stock following the Reverse/Forward Stock Split will face a lack of a liquid market for their common stock, other than the liquidity provided through the Offers to Purchase following the Reverse/Forward Stock Split;

•                  it will be more difficult for us to access the public capital markets and we will have reduced flexibility to use public securities in attracting and retaining executives and other employees and decreased ability to use stock to acquire other companies;

•                  certain rights and protections that the federal securities laws give to shareholders of public companies will cease and the termination of our Exchange Act registration will make many of the provisions of the Securities Exchange Act of 1934 that are intended to protect investors, such as the short-swing profit provisions of Section 16, the proxy solicitation rules under Section 14 and the stock ownership reporting rules under Section 13, no longer applicable, and the Sarbanes-Oxley Act, which imposed many additional rules and regulations on public companies that were designed to protect investors, will no longer apply to us;

•                  we incur costs associated with the transaction;

•                  there will be less public information for vendors and customers to review creditworthiness of company;

•                  there is the potential for renewed applicability of public reporting requirements if continuing shareholders transfer stock in a manner that results in more than 300 record holders;

•                  shareholders will not have any appraisal or dissenters’ rights in connection with the transaction and will not be able to vote on the transaction; and

•                  the transaction is taxable for cashed out shareholders.

See the information under the caption “Special Factors—Potential Disadvantages of the Reverse/Forward Stock Split” in this information statement.

Q:   What are some of the factors that the special committee considered in recommending approval of the transactions contemplated by the Funding Agreements?

A:  In addition to the advantages and disadvantages described above, the special committee considered numerous factors in recommending approval of the transactions contemplated by the Funding Agreements, including:

•                  the financial presentations and analyses of Greene Holcomb;

•                  the special committee’s discussions and conclusions about the fairness of the price of $5.15 per pre-split share to be paid following the Reverse/Forward Stock Split to our shareholders owning fewer than 30,000 shares of our common stock at the time of the Reverse/Forward Stock Split and the fairness of the price of $5.15 per share to be paid in the Offers to Purchase;

•                  the opinion of Greene Holcomb to the effect that, as of September 27, 2009 (the date of the opinion), consideration of $5.15 per pre-split share is fair, from a financial point of view, to (i) holders of shares of common stock who will receive cash payments for their pre-split shares and will not be continuing shareholders, and (ii) holders of shares of common stock who tender in the Offers to Purchase;

•                  the fact the $5.15 per share price represented premiums to the one-day, one-week and four-week trading averages of the common stock substantially comparable to premiums paid in other similar “going-private” transactions;

•                  the special committee’s belief that it had obtained Gratco’s and Holiday’s best and final offer, and that, as of the date of the Funding Agreements, $5.15 per share represented the highest per share consideration reasonably attainable;

•                  the fact that there has been only a limited and inconsistent public trading market for our common stock;

•                  the fact that all of our shareholders will have an opportunity to liquidate their holdings at a price of $5.15 per share pursuant to either the Reverse/Forward Stock Split or the Offers to Purchase without any brokerage costs;

•                  the extensive process undertaken by the board in 2008 to seek a third party to conduct a going private transaction, without interest from any third parties;

•                  the lack of attractive strategic alternatives;

•                  the fact that $5.15 was generally within the implied ranges of value per share of common stock indicated by substantially all of the financial analyses performed by Greene Holcomb;

•                  the significant capital required to improve our business and concern regarding available alternatives to finance these capital expenditures; and

•                  the fact that Gratco and Holiday have agreed to indemnify us in the event we are required to pay more than $5.15 per share to any current or former shareholder as a result of the transaction (excluding legal expenses).

For a more comprehensive review of the factors considered by the special committee, see the information under the caption “Special Factors” in this information statement.

Q: What are some of the factors that the board of directors considered in approving the transactions?

A:  The board considered numerous factors in approving the transactions contemplated by the Funding Agreements, including:

•                  the recommendation of the special committee, based on the analysis and factors described herein which were adopted by the board;

•                  the extensive process undertaken by the board in 2008 to seek a third party to conduct such a transaction, without interest from any third parties;

•                  the special committee having received from its independent financial advisor, Greene Holcomb, an oral opinion on September 27, 2009 (which was subsequently confirmed in writing by delivery of Greene Holcomb’s written opinion) with respect to the fairness, from a financial point of view, to (i) holders of shares of common stock who will receive $5.15 per pre-split share for their shares and will not be continuing shareholders, and (ii) holders of shares of common stock who tender for $5.15 per share in the Offers to Purchase; and

•                  the price and the terms and conditions of the Funding Agreements were the result of robust arms’-length negotiations between the special committee and Gratco and Holiday.

Q:  What will the effect of the Reverse/Forward Stock Split be?

A:  The effect of the Reverse/Forward Stock Split will be as follows:

•                  when the Reverse/Forward Stock Split becomes effective, if you are a holder of at least 30,000 shares of common stock, the number of shares of common stock that you hold will not change, and you will not be entitled to receive any cash payment.  You will not need to take any immediate action, including exchanging or returning any existing stock certificates, which will continue to evidence ownership of the same number of shares as set forth currently on the face of the certificates, although you may be contacted after the transaction to exchange your stock certificates for stock certificates appropriate for a private company;

•                  when the Reverse/Forward Stock Split becomes effective, if you are a holder of fewer than 30,000 shares of common stock, you will receive a cash payment of $5.15 per pre-split share.  As soon as practicable after the Reverse/Forward Stock Split, you will be notified and asked to surrender your stock certificates to the Exchange Agent.  You should allow for approximately five business days after mailing for the Exchange Agent to receive your stock certificates surrendered.  Upon receipt of a properly completed letter of transmittal and your stock certificates by the Exchange Agent, you will receive your cash payment within approximately seven to ten business days;

•                  following the Reverse/Forward Stock Split, if you remain a shareholder of the Company, you will have the opportunity to sell your shares to Gratco or Holiday pursuant to the terms of the Offers to Purchase; and

•                  the Reverse/Forward Stock Split will not affect holders of our outstanding options to purchase shares of our common stock, whether exercisable or unexercisable.  Holders of outstanding options will, following the Reverse/Forward Stock Split, continue to hold these options and their terms will not be affected.

Shareholders holding our common stock in “street name” (i.e., in a brokerage account) may be subject to special requirements.  Please carefully review the information under the caption “Special Factors—Effects of the Reverse/Forward Stock Split” in this information statement.

Q:  How will payment for shares be effected?

A:  As soon as practicable after the Reverse/Forward Stock Split, the Exchange Agent will send all shareholders with stock certificates representing the right to receive cash payments a letter of transmittal with instructions to be used to transmit common stock certificates.  Upon proper completion and execution of the letter of transmittal, and the return of the letter of transmittal and accompanying stock certificate(s) to the Exchange Agent, each shareholder entitled to receive payment will receive a check for such shareholder’s stock.  Shareholders should allow for approximately five business days after mailing for the Exchange Agent to receive the letter of transmittal and accompanying stock certificate.  The Exchange Agent will send a check for such shareholder’s stock within approximately seven to ten business days after receiving such properly completed letter of transmittal and accompanying stock certificate.  In the event we are unable to locate a shareholder, or if a shareholder fails properly to complete, execute and return the letter of transmittal and accompanying stock certificate to the Exchange Agent, any funds payable to such holder pursuant to the Reverse/Forward Stock Split will be held in escrow until a proper claim is made, subject to applicable abandoned property laws.  Please do not send your stock certificates to us or the Exchange Agent until after you have received the letter of transmittal and instructions.  See the information under the caption “General Information About the Reverse/Forward Stock Split—Exchange of Certificates for Cash Payment” in this information statement.

Q:  What are the interests of our directors and executive officers in the Reverse/Forward Stock Split?

A:  As a result of the Reverse/Forward Stock Split, we estimate that certain of our directors and executive officers and their affiliated entities will increase their collective beneficial ownership of our common stock from approximately 76.2% to 95.4%.  Directors and officers who are not part of the Holiday Group or the Gratco Group and who hold less than 30,000 shares will be cashed-out at $5.15 per pre-split share but any unexercised options held by such directors and officers will remain outstanding and unaffected.  In the aggregate, we estimate that David Pratt who is part of the Gratco Group and Ronald Erickson and Gerald Erickson, who are part of the Holiday Group, will increase their collective beneficial ownership of our common stock from approximately 76.2% to 95.4% as a result of the Reverse/Forward Stock Split.  We estimate our other directors and executive officers will decrease their collective beneficial ownership of our common stock from approximately 1.8% to 1.7% as a result of the

Reverse/Forward Stock Split.  See the information under the caption “Information About the Company—Interests of Our Executive Officers and Directors in the Reverse/Forward Stock Split” in this information statement.

Q:  What are the interests of the Holiday Group and the Gratco Group in the Reverse/Forward Stock Split?

A:  As a result of the Reverse/Forward Stock Split, we estimate that the Holiday Group will increase its aggregate beneficial ownership of our common stock from approximately 34.2% to 47.7%, and that the Gratco Group will increase its aggregate beneficial ownership of our common stock from approximately 42.0% to 47.7%.  Pursuant to the terms of the Funding Agreements, the amount of  funding required to be provided by each of Gratco and Holiday will be determined in a manner that will result in the Gratco Group and the Holiday Group each owning the same number of shares following the transaction.  Since we only have one class of stock, our affiliates’ interest in the net book value and net earnings (loss) of our company will increase or decrease proportionately as their interest in our company increases or decrease.  See the information under the caption “Information About Other Filing Persons—Interests of the Holiday Group and the Gratco Group in the Reverse/Forward Stock Split” in this information statement.

Q:  What if I hold shares of common stock in “street name”?

A:  If you hold shares of our common stock in “street name,” then your broker, bank or other nominee is considered the shareholder of record with respect to those shares and not you.  We intend to treat shareholders holding shares of our common stock in street name through a nominee (such as a broker, bank or other nominee) in the same manner as shareholders whose shares are registered in their own name.  Accordingly, if you hold 30,000 or more shares of common stock in street name you will remain a shareholder after consummation of the Reverse/Forward Stock Split.  On the other hand,  if you hold fewer than 30,000 shares of common stock in street name it is intended that you receive cash for your shares. However, it is also possible that the bank, broker or other nominee also holds shares for other beneficial owners of our common stock and that it may hold 30,000 or more shares in the aggregate.  Therefore, depending upon your nominee’s procedures, your nominee may not be obligated to treat the Reverse/Forward Stock Split as affecting its beneficial holders’ shares and you may not receive cash for your fractional interests.  If you hold fewer than 30,000 shares of our common stock in street name, we encourage you to contact your bank, broker or other nominee directly as soon as possible so that arrangements can be made, if necessary, to register your holdings to ensure that you receive the cash payment of $5.15 per pre-split share.  See the information under the caption “Special Factors—Effects of the Reverse/Forward Stock Split” in this information statement.

Q:  What if I hold 30,000 or more shares of common stock in the aggregate through multiple brokerage or record accounts or a combination of brokerage and record accounts, each with fewer than 30,000 shares?

A:  We do not intend to pay cash to holders of 30,000 or more shares of our common stock in the aggregate.  If you hold a total of 30,000 or more shares of common stock divided up among multiple brokerage and/or record accounts, each with fewer than 30,000 shares, we urge you to contact your bank, broker or other nominee immediately to make arrangements to register and/or consolidate your holdings or take such other steps as may be necessary in order to avoid processing delays after consummation of the Reverse/Forward Stock Split.  See the information under the caption “Special Factors—Effects of the Reverse/Forward Stock Split” in this information statement.

Q:  How did the special committee determine the reverse split ratio of 1-for-30,000?  Could the special committee determine that a different ratio should be used for the reverse split?

A:  The special committee approved a ratio for the reverse split of 1-for-30,000 in order to reduce our beneficial holders to a number sufficiently below 300 that we would be unlikely, in the future, to inadvertently increase our record holder base to 500 or more, and thus be required to re-register our common stock with the Commission.  The special committee may, with the consent of each of Holiday and Gratco, at any time prior to the effectiveness of the Reverse Split determine to use a different ratio if the special committee determines that it is necessary to reduce the number of our record holders in order to effect the deregistration of our common stock under the Securities Exchange Act of 1934 or otherwise is in the best interests of our unaffiliated shareholders to do so.  If the special committee alters the ratio, we will provide you with notice through an amendment to this information statement.

Q:  Can the special committee determine not to proceed with the Reverse/Forward Stock Split as currently contemplated?

A:  The special committee may determine not to proceed with the Reverse/Forward Stock Split as currently contemplated, or to change certain of the terms of the Reverse/Forward Stock Split, if it believes that abandoning or changing the terms of the Reverse/Forward Stock Split is in the best interests of our unaffiliated shareholders.  If the special committee determines not to proceed with the Reverse/Forward Stock Split, we will continue to operate our business as presently conducted.  See the information under the caption “General Information About the Reverse/Forward Stock Split—Reservation of Rights” in this information statement.

Q:  What are the federal income tax consequences of the Reverse/Forward Stock Split to me?

A:  If you are not subject to any special rules that may be applicable to you under federal tax laws, then generally, a shareholder receiving cash in exchange for his, her or its shares in connection with the Reverse/Forward Stock Split will recognize capital gain or loss for United States federal income tax purposes.  A continuing shareholder who does not receive any cash for fractional shares as a result of the Reverse/Forward Stock Split generally will not recognize any gain or loss for United States federal income tax purposes.  See the information under the caption “Special Factors—Federal Income Tax Consequences of the Reverse/Forward Stock Split” in this information statement.  We urge you, however, to consult with your personal tax advisor with regard to the individual tax consequences to you of the Reverse/Forward Stock Split, including under any applicable state and local tax laws.

Q: What information will I be able to get about the company if I continue to hold stock after the Reverse/Forward Stock Split?

A:  After the Reverse/Forward Stock Split, we do not intend to make available to our shareholders any financial or other information about us that is not required by law.  We do not intend, but may in our discretion elect, to distribute press releases for material and other events.  We will continue to hold shareholder meetings as required under Minnesota law, including annual meetings, or to take actions by written consent of our shareholders in lieu of meetings.  Under the MBCA, after the Reverse/Forward Stock Split, shareholders will be entitled to (i) review minutes of board and shareholder meetings for the preceding three years, (ii) receive a list of shareholders, directors and officers, (iii) review articles and bylaws, (iv) receive on demand the most recent annual financial statements, (v) receive other reports made to shareholders generally, and (vi) review voting trust or shareholder control agreements in certain situations.  See the information under the caption “General Information About the Reverse/Forward Stock Split—Financing of the Reverse/Forward Stock Split—Shareholder Agreement” in this information statement.

Q:  What is the total cost of the Reverse/Forward Stock Split to the Company?

A: Upon consummation of the Reverse/Forward Stock Split, a maximum of approximately $23.9 million will be required to cash-out fractional shares as part of the Reverse/Forward Stock Split.  However, the amount actually paid in connection with the Reverse/Forward Stock Split could be less depending on how many shares we are actually required to cash-out upon consummation of the Reverse/Forward Stock Split, which will depend in part on whether shareholders who presently own less than 30,000 shares buy additional shares in order to remain shareholders following the Reverse/Forward Stock Split and whether shareholders who presently own 30,000 or more shares sell shares in order to participate in the cash-out.  We have entered into a separate Funding Agreement with each of Holiday and Gratco pursuant to which Holiday and Gratco will fund the amount required to cash-out fractional shares.  Pursuant to the terms of the Funding Agreements, the amount of  funding required to be provided by each of Gratco and Holiday will be determined in a manner that will result in the Gratco Group and the Holiday Group each owning the same number of shares following the transaction.  If all of the shares not held by the Gratco Group or the Holiday Group are either cashed out as a result of the Reverse/Forward Stock Split or are repurchased pursuant to the Offers to Purchase, the aggregate funding obligation would be approximately $29.6 million, which would be allocated to the Gratco Group in the amount of $9.9 million and the Holiday Group in the amount of $19.7 million.  If either Holiday or Gratco fails to fund the appropriate portion of the costs associated with the Reverse/Forward Stock Split the transaction may be terminated unless the other shareholder assumes the defaulting shareholder’s funding obligation.  We anticipate incurring approximately $1.9 million in advisory, legal, financial, accounting, printing and other fees and costs in connection with the Reverse/Forward Stock Split and related transactions; we will pay these fees and costs.  These costs are not funded by Gratco or Holiday.  See the information under the caption “General Information About the Reverse/Forward Stock Split—Fees and Expenses” in this information statement.

Q:  What does the deregistration of our common stock mean?

A:  Following the Reverse/Forward Stock Split, we expect to have fewer than 300 beneficial shareholders, which will ensure that we will have fewer than 300 record holders at all times following the Reverse/Forward Stock Split.  This will make us eligible to terminate the registration of our common stock under the Securities Exchange Act of 1934 and delist our common stock from the Nasdaq Global Market.  Following the termination of the registration of our common stock under the Securities Exchange Act of 1934, we will no longer be required to file annual, quarterly and other reports with the Commission, and beginning 90 days after such deregistration, our executive officers, directors and 10% shareholders will no longer be required to file reports with the Commission relating to their transactions in our common stock.  Our shares of common stock will not be registered on any stock exchange and we expect that any trading in our common stock would continue only in privately negotiated sales.  See the information under the captions “Special Factors—Purposes of and Reasons for the Reverse/Forward Stock Split” and “General Information About the Reverse/Forward Stock Split—Termination of Exchange Act Registration” in this information statement.

Q:  Am I entitled to appraisal or dissenters’ rights in connection with the Reverse/Forward Stock Split?

A: You are not entitled to appraisal or dissenters’ rights under either our governance documents or the MBCA.  See the information under the caption “General Information About the Reverse/Forward Stock Split—Appraisal Rights” in this information statement.

Q:  At what prices has our stock traded recently?

A:  As of the date of this information statement, our common stock is traded on the Nasdaq Global Market.  On September 25, 2009 (the last trading date prior to our announcement of our intention to undertake a reverse split followed by a cash-out of fractional interests), the closing price of our common stock was $3.82.  From September 25, 2008 through September 25, 2009, the price of our common stock ranged between $0.97 and $6.49 per share.  Following the announcement on September 28, 2009, through the date of this information statement, the closing price of our common stock has ranged between $4.94 and $5.15 per share.  See the information under the caption “Information About the Company—Price Range of common stock” in this information statement.

Q:  Am I permitted to trade my stock prior to the Reverse Stock Split?

A:  Shareholders are not prohibited from or restricted in trading their shares prior to the Reverse Stock Split.  However, the price of our common stock is volatile, in part because of the low volume of trading.  This volatility may increase due to the announcement of the Reverse/Forward Stock Split, especially if shareholders begin purchasing in high volumes to cover short positions.  See the information under the caption “Special Factors—Effects of the Reverse/Forward Stock Split” in this information statement.

Q:  If I continue to hold stock after the Reverse/Forward Stock Split, will I have an opportunity to sell my stock at the same price paid to shareholders who received a cash payment as a result of the Reverse/Forward Stock Split?

A:  Pursuant to the Funding Agreements, within 30 days following the latest to occur of (i) effectiveness of the Reverse/Forward Stock Split, (ii) deregistration of our common stock under the Securities Exchange Act of 1934 and (iii) delisting of our common stock from the Nasdaq Global Market, Holiday and Gratco have each separately agreed to make a written offer to purchase shares of common stock held by continuing shareholders who retain their common stock immediately following the Reverse/Forward Stock Split (other than those shares held by the Holiday Group or the Gratco Group).  The Offers to Purchase will be at the same $5.15 per share price paid to shareholders who received a cash payment as a result of the Reverse/Forward Stock Split.  After the Offers to Purchase are made, they will remain open for a period of 60 days.  Continuing shareholders who retain their common stock immediately following the Reverse/Forward Stock Split will receive information regarding the Offers to Purchase directly from Holiday and Gratco when the offers are made.  As a result of the Reverse/Forward Stock Split and the Offers to Purchase (assuming all remaining unaffiliated shareholders tender in the Offers to Purchase), we estimate that the Holiday Group will increase its aggregate beneficial ownership of our common stock from approximately 34.2% to 50.0%, and that the Gratco Group will increase its aggregate beneficial ownership of our common stock from approximately 42.0% to 50.0%.  See the information under the caption “Special Factors—Effects of the Reverse/Forward Stock Split” in this information statement.

Q:  Who are the Filing Persons?

A:  For the purposes of this information statement, the Filing Persons are those individuals and entities required under the rules of the Commission to provide certain disclosures to our shareholders in order for us to effect the Reverse/Forward Stock Split.  In addition to the Company, the Filing Persons include each member of the Holiday Group and the Gratco Group.  See the information under the captions “Information About the Company” and “Information About Other Filing Persons” in this information statement.

Q:  Who can help answer my questions?

A:  If you have additional questions about the Reverse/Forward Stock Split or any of the other disclosures in this information statement, you should contact us at (651) 325-4500.

SPECIAL FACTORS

Background of the Reverse/Forward Stock Split

Following our initial public offering in April 2004, our business did not produce financial results meeting our expectations or the expectations of our shareholders or research analysts covering our company.  As a result, in recent years, our stock price has traded primarily at levels well below our initial public offering price and interest by the investor community has been minimal.  In addition, in order to cover our operating losses, finance strategic initiatives such as store growth and acquisitions, and ensure ongoing compliance with the terms of our senior credit facility, we have raised additional debt and equity financing from Holiday, Gratco and their affiliates, on terms that we believe were more favorable to us than those that would have been available from a third party,  if such financing would be available at all.  As a result, the percentage of our outstanding common stock that trades publicly has diminished over time.  Relatively low trading volume and low public float have reduced the liquidity benefits to our shareholders and reduced our access to the public equity markets.  At the same time, as a public company, we have continued to bear the costs of compliance with applicable legal and regulatory requirements at a time of great uncertainty for our business due to our operating performance and debt levels and, more recently, due to economic conditions, both generally and within the retail industry.

Following our acquisition of the Overton’s business in December 2007, at a regularly scheduled meeting of the board on January 17, 2008, the board discussed the suggestion of Mr. Pratt and Mark R. Baker, who was then our Chief Executive Officer, that we interview investment banks in order to develop a more comprehensive relationship with an advisor that could help us evaluate all available options in the areas of mergers and acquisitions, financings and going-private transactions.  The following week, Mr. Pratt and Mr. Baker traveled to New York City and met with several investment banks.  Following these meetings, it was their recommendation to the board that we engage Lazard Middle Market (“Lazard”) as our investment banker to assist us in evaluating various options for our company including going-private transactions, a potential sale of the entire company and the potential acquisition of other companies or businesses.  Mr. Pratt and Mr. Baker then discussed the rationale for engaging Lazard with each of the other directors and, on March 13, 2008, with the approval of the board, we engaged Lazard for the purposes described above.

In late March and early April 2008, Lazard met separately with Mr. Pratt and Ronald A. Erickson to ascertain their views with respect to the ownership interests in our company held by the Gratco Group and the Holiday Group.  Mr. Pratt and Mr. R. Erickson each expressed a lack of interest on the part of each of these groups in selling their respective ownership interests in the company at that time.  Mr. Pratt and Mr. R. Erickson also each expressed a lack of interest at that time in funding any going-private transaction through these groups, preferring that a third party be identified to invest in our company.  During this period, Lazard also met separately with our management in order to begin development of a presentation that could be used in marketing a transaction, should the board wish to pursue one in some form.  Based on these meetings and its evaluation of the financing options available to us in the capital markets, Lazard determined that it would recommend a going-private transaction financed by a third party given our then current stock price, prospects and lack of available alternatives for exiting public company status.  This transaction would entail a third party purchasing our outstanding shares, other than those held by the Gratco Group and the Holiday Group, presumably by making a tender offer to these unaffiliated shareholders.

On April 8, 2008, Lazard discussed its recommendation with Mr. Pratt and Mr. Erickson in separate meetings.  On April 9, 2008, at the board’s regularly scheduled meeting, Lazard presented its recommendation to the full board.  During this presentation, it was noted that the terms of our current senior credit facility would prohibit any transaction structure involving a tender offer by our company for our own stock or a merger with another entity.  At this meeting, because of the potentially interested nature of any transaction, the board determined that it would be in our best interests and the best interests of our shareholders to form a special committee, comprised of Karen M. Bohn, Marshall L. Day and Richard C. Dell, to oversee and evaluate the exploratory process being undertaken by Lazard, and to determine whether to proceed with any transaction and to evaluate the terms of any proposed transaction.  The board also determined to compensate members of the special committee in the form of meeting fees in an amount equal to the regular fees received for attending meetings of the board.  Ms. Bohn, Mr. Day and Mr. Dell are independent members of our board not affiliated with any member of the Gratco Group or the Holiday Group.  The board considered these three directors to be independent because none of these directors (nor any family member of these directors) was or is employed by, or otherwise receives any compensation from, us other than for service as a director and none of them owns a significant amount of our stock.  In addition, none of these directors has any other business relationship with us, Mr. Pratt, Mr. Ronald Erickson, Mr. Gerald Erickson, Holiday Stationstores, Inc. and its affiliates or Gratco, LLC and its affiliates.

On April 9, 2008, the special committee held its first meeting.  At this meeting, the special committee discussed with our general counsel and a representative of Faegre & Benson LLP, our outside legal counsel, the duties and responsibilities of the special committee and appointed Mr. Day to the position of Chairman.

Following the April 9, 2008 meetings of the board and special committee, Lazard continued the process of executing confidentially agreements with potential investors on our behalf.  Lazard approached 72 potential investors, primarily private equity firms with expressed interest or investment experience in retail businesses, as part of this process and 53 executed confidentiality agreements.

During April and May 2008, Lazard also worked with our management to produce an information memorandum to be distributed to potential investors that had executed confidentiality agreements.  This information memorandum was completed in May 2008 and sent to 53 parties in May and June 2008.  All 53 parties were invited to meet privately with our management and Lazard in advance of providing a formal offer for a going-private transaction pursuant to which these third parties would make a tender offer for our outstanding shares not held by the Gratco Group or the Holiday Group.

On May 22, 2008, the special committee met in order to interview several firms to serve as its legal counsel.  During this meeting and following the interviews, the special committee determined to engage King & Spalding as its legal counsel based on King & Spalding’s experience with similar transactions and independence from our company and our management.  Representatives of King & Spalding then joined the special committee in receiving an update from Lazard with respect to the process being undertaken by Lazard on our behalf.

On May 29, 2008, the special committee met in order to receive a further update from Lazard and to discuss potential candidates to serve as the independent financial advisor to the special committee.  At this meeting, the special committee also discussed and confirmed the independence of each member of the special committee with respect to the going-private transaction being pursued by Lazard on our behalf.

On June 9, 2008, the special committee interviewed several firms to serve as its independent financial advisor.  Following these interviews, the special committee selected Greene Holcomb as its independent financial advisor and the special committee, together with representatives of Greene Holcomb and King & Spalding, then received a process update from Lazard.  Greene Holcomb was selected because it is an experienced provider of fairness opinions, it is experienced in the retail sector and it did not have any potentially conflicting relationships.  At the regularly scheduled meeting of the board on June 10, 2008, Mr. Day reported that Greene Holcomb would be in contact with our management and Lazard shortly in order to discuss the ongoing process and to receive certain information relevant to Greene Holcomb’s representation of the special committee.

Only five of the initial 53 parties provided with a copy of the information memorandum by Lazard delivered a non-binding preliminary indication of interest and proceeded to meet with management.  The members of our management attending these meetings were Mr. Pratt, Mr. Baker, Robert Vold, our Senior Vice President and Chief Financial Officer, Eric Jacobsen, our Executive Vice President, General Counsel and Secretary, Richard Vazquez, our former Executive Vice President of Merchandising, Mark Bussard, our Senior Vice President, Retail Sales, Brad Kanter, our Director, Financial Planning and Analysis and Mark Metcalfe, President of our wholly-owned subsidiary Overtons’.  These management meetings occurred in June, July and August 2008.  All of the potential investors participating in these meetings declined to continue further discussions with us regarding a going-private transaction, due, we believe, to difference in perceived valuation of our company and our prospects, the potential investors’ disinterest in holding a minority position in our company and the general macroeconomic environment

Following Greene Holcomb’s engagement by the special committee, representatives of Greene Holcomb met with our management and with representatives of Lazard.  Following these meetings, Greene Holcomb suggested additional third parties that Lazard could consider approaching regarding their possible interest in a going-private transaction.  Lazard, together with our management, determined to contact the additional third parties suggested by Greene Holcomb, as well as some additional investors subsequently identified by Lazard.  As a result, in June and July 2008, Lazard approached an additional 32 potential investors, all of which declined to participate in the process.

On June 19, 2008, the special committee met in order to receive an update from representatives of Greene Holcomb on their discussions with Lazard and with our management.  At this meeting, the special committee also authorized Greene Holcomb to undertake additional financial analysis and discussions with our management, Mr. Pratt and Mr. R. Erickson.

Throughout June, July and August 2008, representatives of Greene Holcomb had discussions regularly with representatives of Lazard in order to stay apprised of the status of discussions with the third parties remaining in the process.

On July 7, 2008, Mr. Day, representatives of Greene Holcomb and representatives of King & Spalding met separately with Mr. Pratt and with Mr. R. Erickson.  At these meetings, which were initiated by Mr. Day at the request of the special committee, Mr. Pratt, on behalf of the Gratco Group, and Mr. R. Erickson, on behalf of the Holiday Group, each reiterated their lack of interest in selling their respective ownership interests in our company.  Both Mr. Pratt and Mr. Erickson indicated their continued willingness to have a third party acquire the outstanding shares of our common stock not owned by either the Gratco Group or the Holiday Group, but also indicated that such a transaction seemed unlikely given the lack of expressed third party interest in such a transaction.  Both Mr. Pratt and Mr. Erickson confirmed that they had not engaged in previous discussions regarding the Gratco Group and the Holiday Group acting together to effect a going-private transaction.

During July and August 2008, representatives from Greene Holcomb continued to have discussions with management and Lazard regarding the process and the financial information provided by us to the special committee.

On July 21, 2008, the special committee met in order to receive an update from representatives of Greene Holcomb on its ongoing discussions with Lazard and with our management. At this meeting, representatives of Greene Holcomb also provided its preliminary views on financial information and process updates provided to Greene Holcomb and representatives of Lazard provided an update on the process being managed by Lazard on our behalf.

On July 24, 2008, the special committee met in order to receive an update from Mr. Day on his conversations with Mr. Pratt regarding the status of the process being managed by Lazard on our behalf and to receive an update from representatives of Greene Holcomb regarding the financial information they had received from us.

On September 3, 2008, the special committee met in order to receive an update from representatives of Greene Holcomb on their ongoing discussions with Lazard and with our management and to receive an update from representatives of Lazard on the potential investors remaining in the process.

On October 22, 2008, the special committee was informed that Lazard had discontinued the process of attempting to identify a third-party investor to participate in a going-private transaction with respect to us since no bids from any potential investors had been received.

On October 29, 2008, Lazard delivered a written summary of the process and the final outcome of the concluded process to all members of the board and to our management.  This summary confirmed that, of the 104 third-party investors approached, none expressed an interest in participating in a going-private transaction with respect to us.

From November 2008 through March 2009, in light of the potential advantages of a going-private transaction despite the lack of third party interest in funding this transaction, management (including Mr. Pratt) continued to work with representatives of Faegre & Benson to identify a structure that would allow us to cease being a public company without violating the terms of our senior credit facility.  This work proceeded at a deliberate pace while our management focused on operating our business through the critical fiscal fourth quarter.  In connection with evaluating various potential structures, our general counsel and representatives of Faegre & Benson met with representatives of Kaplan, Strangis and Kaplan, P.A., outside legal counsel engaged by Mr. Pratt during this time period to advise him on Minnesota law issues, and representatives of Kaplan, Strangis and Kaplan, P.A. had discussions with King & Spalding in November 2008.

The result of the work by Faegre & Benson was the identification of a potential structure for a going-private transaction in the form of a reverse split followed by the cancellation of fractional shares in exchange for the payment of “fair value” as set forth in the MBCA, so long as these payments were not made by us directly, in order to avoid a breach of the covenants in our senior credit facility.

On March 31, 2009, representatives of Faegre & Benson contacted the special committee’s primary contact at King & Spalding to inform him that Faegre & Benson had identified a potential structure for a going-private transaction that would not require the participation of a third party and to request that he re-engage with the special committee and Greene Holcomb in order to evaluate and consider proposing this structure.

In late March and early April 2009, Mr. Pratt met with his legal counsel to discuss the potential structure for a going-private transaction.

From March 31, 2009 through April 8, 2009, a representative of Faegre & Benson held several meetings with representatives of King & Spalding and Greene Holcomb to discuss the potential structure of the going-private transaction.

On April 3, 2009, the special committee met in order to receive information from a representative of Faegre & Benson regarding a potential structure for a going-private transaction involving a reverse stock split followed by the cancellation of fractional shares.  At this meeting, the special committee also discussed the implications of such a going-private transaction with representatives of King & Spalding and Greene Holcomb.

On April 8, 2009, the board met in order to confirm and ratify the pre-existing authority of the special committee to consider and act upon all matters relating to any going-private transaction.

On April 9, 2009, the special committee met in order to receive an update from Greene Holcomb on its views regarding a potential reverse stock split transaction, including the number of shareholders that would likely remain as shareholders following a reverse stock split depending on the ratio at which the split is effected.  Representatives of King & Spalding attended this meeting.  The special committee authorized Greene Holcomb and King & Spalding to engage in conversations with each of Mr. Pratt and Mr. R. Erickson separately regarding a potential reverse stock split transaction and the interest of Gratco and Holiday in funding such a transaction.

On April 10, 2009 and April 15, 2009, representatives of Greene Holcomb had discussions with members of our management to receive an update on our operating results and expectations.  Following the meeting on April 15, 2009, Mr. Day and representatives of Greene Holcomb and King & Spalding met with Mr. Pratt to discuss Mr. Pratt’s views regarding a going-private transaction involving a reverse stock split followed by a cancellation of fractional shares.  Mr. Pratt indicated that the Gratco Group was still not interested in selling its ownership position in our company but might be willing, if requested by the special committee, to fund on appropriate terms the payments to be made for fractional shares cancelled following the reverse stock split.

On April 20, 2009, representatives of Greene Holcomb and King & Spalding, at the request of the special committee, met with Mr. R. Erickson to discuss Mr. R. Erickson’s views regarding a going-private transaction involving a reverse stock split followed by a cancellation of fractional shares.  Mr. R. Erickson indicated that the Holiday Group was still not interested in selling its ownership position in our company but would likely, if so requested, be interested in providing some funding for a going-private transaction, subject to agreement on structure.

On April 21, 2009, the special committee met in order to receive additional updates from Greene Holcomb and King & Spalding regarding the recent discussions with Mr. Pratt and Mr. R. Erickson.  King & Spalding reviewed the duties of the special committee in evaluating a potential transaction. The special committee discussed the benefits and risks for shareholders of a potential reverse stock split transaction, including various protections that could potentially be provided to any minority shareholders remaining following the reverse stock split.  These potential protections were discussed in a context where Mr. Pratt and Mr. R. Erickson had each indicated an unwillingness to make an offer to purchase the shares of any unaffiliated holders remaining following the reverse stock split.  Greene Holcomb discussed information regarding potential reverse stock split ratios, the short positions in the Company’s common stock, structural considerations for a potential transaction and recent precedent for reverse stock split going-private transactions.  The special committee authorized Greene Holcomb and King & Spalding to communicate to Mr. Pratt and Mr. R. Erickson that the special committee would potentially consider a going private transaction that provided an opportunity for shareholders remaining after the reverse stock split to sell their shares at the same price holders of fractional shares received as consideration for the cancellation of their shares.

On April 22, 2009, Mr. Day, Mr. Dell, Mr. Pratt, our general counsel, and representatives from King & Spalding and Faegre & Benson participated in a telephone conference initiated by representatives of the special committee.  During this conference, a representative of King & Spalding stated that the special committee had been analyzing the identified structure for a going-private transaction involving a reverse stock split followed by a cancellation of fractional shares and would be prepared to propose such a structure if acceptable terms were separately agreed upon with the groups funding the payments.  The representative from King & Spalding stated that the special committee felt the best approach would be one that offered liquidity to all shareholders at the same price and suggested that there should be a commitment to offer to purchase the shares of any shareholders not cashed out in the cancellation of fractional shares at the same price as is paid to those who are cashed out in the cancellation of fractional shares.  It was also made clear that the special committee expected Mr. Pratt to make the first suggestion as to the per share price to be used for the cancellation of fractional shares.  Mr. Pratt stated that he could only speak for the Gratco Group but that he was not willing to commit to a structure that would include an undertaking  by Gratco to offer to purchase shares that were not cancelled following the reverse stock split.

On April 24, 2009, Mr. Day, Mr. Pratt, our general counsel, and representatives from King & Spalding, Faegre & Benson, and Greensfelder, Hemker & Gale, P.C. (“Greensfelder”), the Gratco Group’s legal counsel, participated in a telephone conference initiated by representatives of the special committee.  During this conference, Mr. Pratt conveyed the Gratco Group’s willingness, if so requested, to provide funding for a reverse stock split transaction that would include a reverse split at a 1-for-20,000 share ratio followed by a cancellation of all fractional shares below one whole share at a per share price of $3.20.  Mr. Pratt stated that this price represented a significant premium to the 60, 90 and 180-day trailing averages of the closing price for the common stock and that he felt it represented an amount in excess of the current fair value of the common stock based on our financial performance, debt levels and future uncertainty.  In order to address the special committee’s concerns regarding liquidity for those shareholders who were not cashed out in the cancellation of fractional shares, Mr. Pratt stated that he would agree to cause our company after the transaction to cooperate with the trading of the common stock on the limited information tier of the Pink Sheets for six months following completion of the reverse stock split.  In response to a question from Mr. Day, Mr. Pratt stated that he was not interested in committing the funding necessary to purchase all of the outstanding shares not held by the Gratco Group and the Holiday Group.  Mr. Pratt also reminded the special committee that he had engaged in no previous conversations with anyone in the Holiday Group regarding the proposed structure or terms and that completing such a transaction would require participation of the Holiday Group.

On April 24, 2009, the special committee met in order to discuss the terms of a potential transaction described by Mr. Pratt.  The special committee, Greene Holcomb and King & Spalding discussed potential structures for a reverse stock split transaction and evaluated the structure and price Mr. Pratt suggested he would be willing to pay.  Greene Holcomb presented information regarding the $3.20 per share price and the implied EBITDA multiples and premiums to historical market prices that the price represented.  Greene Holcomb also provided information regarding the premiums paid in recent reverse stock split going-private transactions.  Greene Holcomb also described the estimated number of shares outstanding and the estimated number of shareholders that would remain following a reverse stock split at various split ratios, based on information provided by our transfer agent. The special committee instructed Mr. Day, Greene Holcomb and King & Spalding to communicate to Mr. Pratt the special committee’s belief that the $3.20 price per share was not sufficient and that more extensive corporate governance and liquidity protections for shareholders remaining after the reverse stock split would be required.

On April 25, 2009, Mr. Day, Mr. Pratt, our general counsel, and representatives from Greene Holcomb, King & Spalding, Faegre & Benson and Greensfelder, participated in a telephone conference initiated by representatives of the special committee.  During this conference, a representative of King & Spalding stated that the special committee was disappointed with the level of Mr. Pratt’s suggested price and that Mr. Pratt’s other suggested terms for a going-private transaction did not result in all shareholders other than the Gratco Group and the Holiday Group being provided with access to the same price within a relatively short period of time.  The representative of King & Spalding stated that the special committee would only consider a transaction that did not provide this access if significant corporate governance and liquidity protections were provided following the reverse stock split and if the transaction were conditioned upon the approval of a majority of the unaffiliated shareholders.  Mr. Pratt explained that he would not be willing to enter into a transaction that included a majority of the minority condition because this approval process is not required by law and requiring this approval would potentially allow a small number of shareholders to block the transaction even if these shareholders were not acting in the interests of the unaffiliated shareholders as a whole.  Finally, the representative of King & Spalding stated that the special committee desired broad indemnity to protect our company against liabilities associated with a going-private transaction.  Mr. Pratt expressed his disagreement with the special committee’s views.

On May 1, 2009, Mr. Day, Mr. Pratt, our general counsel, and representatives from Greene Holcomb, King & Spalding, Faegre & Benson and Greensfelder, participated in a telephone conference initiated by Mr. Pratt.  During this conference, Mr. Pratt conveyed the Gratco Group’s willingness, if so requested, to provide funding for a reverse stock split transaction that would include a reverse split at a share ratio between 1-for-20,000 and 1-for-100,000 followed by a cancellation of all fractional shares at a price to be agreed upon with the special committee.  Mr. Pratt then stated that, following deregistration and delisting, this same price would be offered to all shareholders, other than the Gratco Group and the Holiday Group, remaining as our shareholders.  Mr. Pratt further stated that the indemnification should cover only amounts required to be paid to current or former shareholders as a result of any proceedings.  Mr. Day stated that the special committee would consider these terms.

Following this telephone conference, during the course of the day on May 1, 2009, Mr. Day and a representative of King & Spalding contacted the other members of the special committee.  Both other members had the same view as Mr. Day, namely, that the special committee should consider Mr. Pratt’s most recent proposed structure for a going-private transaction as it would achieve a principal objective of the special committee (namely to allow all unaffiliated shareholders to liquidate at the same price).  The special committee then conveyed this view to Mr. Pratt and invited further discussions between Mr. Pratt and his advisors and Mr. Day and the special committee’s advisors regarding the appropriate price to be paid to shareholders in the going-private transaction.

On May 1, 2009, a representative of Oppenheimer, Wolff & Donnelly LLP (“Oppenheimer”), legal counsel to Holiday, contacted a representative of King & Spalding to receive an update on the special committee’s work with respect to a going-private transaction and to suggest a meeting between the special committee and Mr. R. Erickson to discuss the possible structure and terms of a going-private transaction.

On May 7, 2009, Mr. Day, Mr. Pratt, our general counsel, and representatives from Greene Holcomb, King & Spalding and Faegre & Benson, participated in a telephone conference initiated by Mr. Pratt.  During this conference, Mr. Pratt, Mr. Day and Greene Holcomb discussed each party’s view as to the appropriate analyses and reference points to be used in determining the price that should be paid to our shareholders in the going-private transaction under discussion.  Following this discussion, Mr. Pratt expressed Gratco’s willingness, if so requested, to provide funding for a reverse stock split followed by a cancellation of all fractional shares below one whole share at a per share price of $3.40.

Since Gratco and Holiday had separately indicated a willingness, if so requested, to provide funding to cash-out fractional shares following a reverse stock split, on May 8, 2009, a representative of Faegre & Benson delivered a draft form of Funding Agreement, evidencing the obligations of each of the Holiday Group and the Gratco Group separately participating in the going-private transaction, to King & Spalding, Greensfelder and Oppenheimer.

On May 11, 2009, Greene Holcomb contacted Mr. R. Erickson to discuss the possible structure and terms of a going-private transaction.

On May 11, 2009, King & Spalding sent revised drafts of the form of Funding Agreement separately to counsel to Holiday and Gratco.

On May 12, 2009, the special committee met to evaluate the suggested price and structure of the potential reverse stock split.  The special committee evaluated the $3.40 price per share and the suggested structure that would make that price available to holders who were not cashed out in the reverse stock split.  Greene Holcomb also described for the committee various valuation techniques that Greene Holcomb would employ in evaluating the fairness of the price per share to be paid in the reverse stock split.

On May 13, 2009, Oppenheimer sent King & Spalding a draft of the Funding Agreement that reflected comments of Holiday.  Holiday’s comments included the addition of provisions requiring parity between the Gratco Group and the Holiday Group after completion of the reverse stock split, a provision permitting each principal shareholder to control litigation for which each principal shareholder was indemnifying the company and a provision permitting the termination of the agreement by each principal shareholder under certain circumstances.  On May 14, 2009, a representative of King & Spalding contacted a representative of Oppenheimer to discuss the requested revisions.

On May 14, 2009 King & Spalding informed counsel to the Gratco Group of the revisions to the Funding Agreement requested by Holiday.  Counsel to the Gratco Group informed King & Spalding that the Gratco Group was not prepared to support a reverse split transaction resulting in parity of ownership, and instead preferred that one of the principal shareholders hold 51% of the outstanding shares.  Counsel to the Gratco Group also asked that a provision be added to the Funding Agreement permitting either principal shareholder to assume the funding obligations of the other party if the other party were to breach its funding obligation.  On May 14, a representative of King & Spalding informed a representative of Oppenheimer of these positions of the Gratco Group.

On May 15, 2009, the special committee met to discuss the structural considerations in a potential reverse stock split transaction. King & Spalding reviewed the status of negotiations with Gratco and Holiday with respect to the Funding Agreements.  King & Spalding noted that several key items relating to the funding mechanisms, expected post-transaction ownership and indemnification were still being negotiated with each of Gratco and Holiday.  King & Spalding noted that Holiday had taken the position that the principal shareholders should have parity ownership upon completion of the reverse stock split, while Gratco believed that one of the shareholders should have majority ownership. Greene Holcomb also described in more detail the valuation methodologies it would employ in evaluating the fairness of the price per pre-split share to be paid in the reverse stock split.  Greene Holcomb described the comparable company analysis, comparable acquisitions analysis, premium analysis and discounted cash flow analysis they would expect to use in analyzing the fairness of consideration to be offered to unaffiliated shareholders.  Following discussion, the special committee determined to reject the $3.40 per share price. The special committee determined to reject the $3.40 per share after taking into account the financial information presented by Greene Holcomb. The special committee noted that the $3.40 per share price was substantially below the midpoint of the range of implied values indicated by all of the financial analyses performed by Greene Holcomb other than the comparable public company analysis based on EBITDA estimates from DA Davidson.  In addition, the $3.40 per share price represented a significant discount to the one day, one week and four week trading averages of the our common stock.  The special committee determined that it did not have a preference as to whether or not the principal shareholders should have parity stock ownership upon completion of the reverse stock split.

On May 15, 2009, King & Spalding circulated a revised version of the Funding Agreement to Greensfelder and Oppenheimer.  This draft reflected as an open issue whether there would be parity between the principal shareholders upon completion of the reverse stock split.  On May 15, 2009, a representative of King & Spalding informed Oppenheimer that the special committee did not have a preference as to whether or not the principal shareholders were at parity ownership upon completion of the reverse stock split, but that the issue would need to be resolved before the transaction could move forward.

On May 19, 2009, at the suggestion of a representative of Oppenheimer, a meeting took place involving Lynn Anderson, Executive Vice President and General Counsel of Holiday, a representative of Oppenheimer, a representative of Faegre & Benson and a representative of Greensfelder.  At this meeting, the parties discussed Holiday’s request that the principal shareholders have parity stock ownership upon completion of the reverse stock split.

On May 22, 2009, a representative of Oppenheimer contacted a representative of Greensfelder to follow-up on the meeting on May 19 and to ask whether there had been any change in the position of the Gratco Group concerning parity ownership by the principal shareholders.  The representative of Greensfelder suggested that Mr. Pratt believed that he and Mr. R. Erickson should meet in person to discuss the issue.

On May 28, 2009, at the initiation of Mr. R. Erickson, Mr. R. Erickson and Mr. G. Erickson met with Mr. Pratt to understand Mr. Pratt’s views on parity between the principal shareholders after the potential  going private transaction.  Mr. R. Erickson repeated his view that achieving parity would be a condition to Holiday’s willingness to engage in any further discussions with the special committee concerning the reverse stock split.

Between May 16, 2009 and May 18, 2009, Mr. Pratt separately contacted each of the members of the special committee.  Mr. Pratt discussed with each member of the special committee our preliminary results for our fiscal first quarter, but did not negotiate or discuss a potential going-private transaction, including the price per share at which such a transaction might be effected.

On May 30, 2009, King & Spaulding was informed by a representative of Faegre & Benson that they did not believe Mr. Pratt would object to parity stock ownership between the principal shareholders upon completion of the reverse stock split.  On June 1, 2009, King & Spalding sent to Oppenheimer, Faegre & Benson and Greensfelder a revised draft of the Funding Agreement.  This draft provided that the principal shareholders were to have parity stock ownership upon completion of the reverse stock split.

On June 1, 2009, Mr. Day, Mr. Pratt, our general counsel, and representatives from Greene Holcomb, King & Spalding and Faegre & Benson, participated in a telephone conference initiated by representatives of the special committee.  During this conference, King & Spalding conveyed the special committee’s view that the price included in the Gratco Group’s most recent offer of $3.40 per share made on May 7, 2009 was not acceptable.

Following the telephone conference on June 1, 2009, negotiations with the Gratco Group regarding a potential going private transaction were suspended given the inability of the special committee and the Gratco Group to agree upon a mutually acceptable price.

On June 5, 2009, Oppenheimer sent to King & Spalding a revised draft of the Funding Agreement.

On June 17, 2009, Mr. R. Erickson also communicated to Greene Holcomb that he was not prepared to continue discussions regarding a potential going-private transaction at that time.

On September 1, 2009, we announced our financial results for the second quarter of fiscal 2009.  Following this announcement, the trading price of our common stock declined.  At Mr. Pratt’s request, on September 11, 2009, Mr. Day, Mr. Pratt, our general counsel, and representatives from Greene Holcomb, King & Spalding and Faegre & Benson, participated in a telephone conference.  During this conference, Mr. Pratt provided the participants with an update on our business and current financial forecast for the remainder of fiscal 2009.  The parties participating in the conference then discussed the current trading price of our common stock and the possible factors influencing it.  Mr. Pratt then indicated that Greene Holcomb would be promptly receiving a copy of our most recent financial results as well as the updated forecast.  Following this conference, we delivered this information to Greene Holcomb.

On September 16, 2009, representatives of Greene Holcomb had discussions with members of our management to discuss the revised financial forecast for fiscal 2009 and ask questions regarding our assumptions in preparing this forecast. Representatives of Greene Holcomb had continued discussions with our management throughout September 2009 to ask questions regarding our financial results and forecast.

On September 16, 2009, a representative of King & Spalding delivered a revised draft of the Funding Agreement to Greensfelder, Oppenheimer and Faegre & Benson.

On September 17, 2009, the special committee met with representatives of King & Spalding to evaluate a potential reverse stock split transaction.  Greene Holcomb reviewed with the special committee our recent financial performance and discussed with the special committee the information it expected to receive from us.  King & Spalding also provided an update on the status of the Funding Agreements.

On September 17, 2009, Mr. Day, Mr. Pratt, representatives from Greene Holcomb, our general counsel, King & Spalding and Faegre & Benson, participated in a telephone conference initiated by representatives of the special committee.  During this conference, there was a detailed discussion of our updated financial forecast for fiscal 2009 and additional financial information requested by the special committee.  Following this discussion, our general counsel indicated that the additional requested information would be provided by us.  Mr. Pratt then stated that the Gratco Group would be willing, if so requested, to provide funding at a price of $4.20 per share to fund the cancellation of fractional shares following a reverse split in order to effect a going-private transaction.  Mr. Pratt indicated that he believed this was a fair price to our shareholders due in part to (i) our five consecutive years of net losses, (ii) the slowing growth of our retail segment, (iii) the slow development of our direct business and (iv) the significant capital requirements of the business over the next several years, all of which contributed in his view to a more challenging outlook for our business.  Mr. Day and representatives of King & Spalding indicated that the special committee would consider this price and also evaluate the additional financial information to be provided by us.

On September 18, 2009, a representative of Oppenheimer contacted a representative of King & Spaulding to discuss Holiday’s comments to the Funding Agreement.  The parties spoke again on September 20, 2009.  Holiday’s primary concerns about the Funding Agreement were provisions concerning control of any litigation for which each principal shareholder was indemnifying the company and the right to terminate the agreement under certain circumstances.

On September 21, 2009, the special committee met in order to evaluate the $4.20 per share price at which Mr. Pratt had indicated Gratco would be willing to provide funding for the reverse stock split.  Greene Holcomb presented an analysis of the proposed $4.20 per share price based on a variety of valuation methodologies and discussed this analysis with the special committee.  Greene Holcomb provided the special committee with comparable company analysis, comparable acquisitions analysis, premium analysis and discounted cash flow analysis that it was employing to evaluate the fairness of consideration to be offered to unaffiliated shareholders.  The special committee determined to reject the $4.20 price after taking into account the financial information presented by Greene Holcomb.  The special committee noted that the $4.20 per share price was substantially below the midpoint of the range of implied values indicated by all of the financial analyses performed by Greene Holcomb other than the comparable public company analysis based on EBITDA estimates from DA Davidson.  In addition, the $4.20 per share price represented only a minimal premium to the one day and one week trading averages of our common stock and a substantial discount to the four week trading average of our common stock.  However, the special committee authorized Greene Holcomb to communicate to Mr. Pratt and Mr. Erickson that the special committee would potentially be willing to consider the reverse stock split transaction at a price of $5.75 per share. The special committee determined that a price of $5.75 per share would be acceptable based on numerous factors, including (i) $5.75 was generally within the implied ranges of value per share of common stock indicated by substantially all of the financial analyses performed by Greene Holcomb, (ii) $5.75 represented a significant premium to the one day, one week and four week trading averages of the our common stock, (iii) our current and historical financial condition, outstanding debt levels, results of operations, competitive position, business, prospects and strategic objectives, including potential risks involved in achieving the prospects and objectives, and the current and expected condition in the general economy and in the retail sector, and (iv) the significant capital required to improve our business and concern regarding available alternatives to finance these capital expenditures.

On September 22, 2009, at the request of the special committee representatives of Greene Holcomb met separately with each of Mr. Pratt and Mr. R. Erickson and communicated that the special committee would potentially be willing to consider the reverse stock split transaction at a price of $5.75.

On September 24, 2009, at the request of the special committee representatives of Greene Holcomb had further conversation with Mr. R. Erickson during which Mr. R. Erickson rejected the $5.75 per share price but indicated that he would be willing, if so requested, to provide funding for the transaction at a price of $5.00 per share.

On September 25, 2009, representatives of Greene Holcomb contacted Mr. Pratt and conveyed the substance of its prior conversation with Mr. R. Erickson.  Mr. Pratt also rejected the $5.75 per share price, but after discussion, he indicated that he would be willing, if so requested, to provide funding for the transaction at a price of $5.00 per share.

From September 21, 2009 to September 25, 2009, King & Spalding engaged in separate negotiations with Greensfelder and Oppenheimer with respect to the terms of the Funding Agreement.  As of September 25, 2009 the primary outstanding terms of the Funding Agreements (apart from the price and the split ratio) were Oppenheimer’s request that the absence of litigation seeking an increase in the price associated with the transaction be a condition to Holiday’s funding obligation and the separate requests from each of Greensfelder and Oppenheimer that Gratco and Holiday be entitled to jointly control the defense of any litigation that might give rise to their indemnification obligations.

On September 26, 2009 the special committee held a meeting to discuss developments in the negotiations with Mr. Pratt and Mr. R. Erickson with respect to the reverse stock split. Greene Holcomb informed the committee that Mr. R. Erickson and Mr. Pratt had each separately confirmed his willingness to provide funding for the reverse stock split transaction at a price of $5.00 per share.  King & Spalding provided the special committee with an update on the outstanding items being negotiated in the Funding Agreement.  King & Spalding explained that Mr. R. Erickson was requesting that his funding obligation be conditioned upon the absence of litigation seeking an increase in the price associated with the transaction.  Following further discussion, the special committee asked Greene Holcomb to communicate to Mr. Pratt and Mr. R. Erickson that the special committee would potentially be willing to recommend the reverse stock split transaction at a price of $5.40 per share. The special committee determined to reject the $5.00 per share price after concluding that it believed that Mr. Pratt and Mr. Erickson would be willing to pay above $5.00 per share to fund the transaction.  The special committee determined that a price of $5.40 per share would be acceptable based on numerous factors, including (i) $5.40 was generally within the implied ranges of value per share of common stock indicated by substantially all of the financial analyses performed by Greene Holcomb, (ii) $5.40 represented a significant premium to the one day, one week and four week trading averages of our common stock, (iii) our current and historical financial condition, outstanding debt levels, results of operations, competitive position, business, prospects and strategic objectives, including potential risks involved in achieving the prospects and objectives, and the current and expected condition in the general economy and in the retail sector, and (iv) the significant capital required to improve our business and concern regarding available alternatives to finance these capital expenditures. In addition, the special committee instructed King & Spalding to reject Mr. R. Erickson’s request to condition his funding obligation on the absence of litigation seeking an increase in the price associated with the transaction.

Following the meeting of the special committee on September 26, 2009, Greene Holcomb contacted Mr. R. Erickson to inform him that the special committee had indicated a willingness to recommend the reverse stock split transaction at a price of $5.40 per share if the outstanding items in the Funding Agreement were resolved.  Mr. R. Erickson communicated that he would be willing, if so requested, to provide funding for the transaction at a price of $5.15 per share, but that he would not be willing to provide funding at a higher price.  Greene Holcomb then contacted Mr. Pratt, who also rejected the $5.40 per share price.  Mr. Pratt also indicated that he would be willing, if so requested, to providing funding for the transaction at a price of $5.15 per share, but that he would not be willing to provide funding at a higher price.

Also on September 26, 2009, King & Spalding engaged in discussions with Oppenheimer regarding the remaining outstanding terms of the Funding Agreement.  Oppenheimer agreed that the absence of litigation would not be a condition to Holiday’s funding obligation, and it was also agreed that Gratco and Holiday would have the right to jointly control the defense of litigation that might result in Gratco or Holiday being required to indemnify us.

On September 27, 2009, the special committee met to consider the potential reverse stock split transaction.  King & Spalding reminded the special committee of their previous discussions regarding the special committee’s fiduciary duties.  Greene Holcomb informed the special committee that each of Mr. Pratt and Mr. R. Erickson had rejected the special committee’s price of $5.40 per share.  Greene Holcomb communicated that each of Mr. R. Erickson and Mr. Pratt separately stated that $5.15 per share was the highest price that they each were willing to consider, and each of them stated that they were unwilling to provide funding for a transaction at a price in excess of $5.15 per share.  Greene Holcomb then reviewed with the special committee the history and background of the discussions relating to a possible reverse stock split transaction and the advantages and disadvantages of such a transaction.  Greene Holcomb then discussed with the special committee various analyses that had been conducted by Greene Holcomb & Fisher in connection with the potential reverse stock split transaction, with particular reference to the $5.15 price per share.  Greene Holcomb also discussed the effect of a reverse stock split ratio of 1-for- 30,000. Greene Holcomb described the estimated effect of a split ratio of 1-for-30,000 on the number of shares that would be cashed out in the transaction and the number of shareholders that would remain shareholders following the transaction.  The special committee determined that a 1-for-30,000 split ratio would likely result in reducing the number of shareholders to a level that would allow us to deregister our common stock under the Exchange Act (as required by the terms of the Funding Agreement) without resulting in cashing out shares above the level allowed by state law in a reverse stock split transaction. Following discussion, Greene Holcomb presented the special committee with its fairness opinion.  King & Spalding then summarized the terms of the Funding Agreements and reported that the terms of the Funding Agreements had been finalized pending agreement on the price to be paid in the transaction and the ratio to be used for the reverse stock split, and King & Spalding noted that Mr. R. Erickson had withdrawn his request that his funding obligation be conditioned upon the absence of litigation seeking an increase in the price associated with the transaction.

The special committee then determined that it was the special committee’s view and belief, based on all of the factors which had been considered by the special committee, although not relying upon any one factor but considering all factors as a whole, that the Reverse/Forward Stock Split would be fair to and in the best interests of our unaffiliated shareholders, and that the Reverse/Forward Stock Split should be recommended to the board of directors. The special committee determined that the ratio of the Reverse Split would be 1-for-30,000 and, accordingly, that the ratio of the Forward Split would be 30,000-for-1. The special committee also reserved the right to withdraw its recommendation at any time prior to the effectiveness of the Reverse/Forward Stock Split if it believed that would be in the best interests of our unaffiliated shareholders.

The special committee made its recommendation to the full board of directors to proceed with a reverse stock split, followed by a forward stock split, to effect a deregistration of our shares of common stock and delisting from the Nasdaq Global Market, and recommended a $5.15 per pre-split share price for those shareholders who would be cashed out as a result of the reverse stock split.  The special committee further recommended that we enter into Funding Agreements with each of Gratco and Holiday, in the form negotiated by the special committee, and including a requirement that an offer to purchase all shares held by our unaffiliated shareholders be made following the Reverse/Forward Stock Split at a price of $5.15 per share.  The full board of directors approved the recommendation of the special committee on September 27, 2009.

On September 27, 2009, we entered into a Funding Agreement with each of Gratco and Holiday.  We publicly announced our intention to complete the Reverse/Forward Stock Split through a press release on September 28, 2009.

On October 9, 2009, the special committee met with representatives of Greene Holcomb and King & Spalding.  Greene Holcomb reported on adjustments identified by us to financial information we previously provided to Greene Holcomb, principally relating to non-cash goodwill impairment, and the impact of those adjustments on information previously provided.  Greene Holcomb reviewed these adjustments with the special committee and confirmed that the adjustments did not affect its previously delivered fairness opinion.  After discussion, the special committee concluded that these adjustments did not affect its prior recommendation regarding the transactions contemplated by the Funding Agreements.

Purposes of and Reasons for the Reverse/Forward Stock Split

One of the principal purposes of the Reverse/Forward Stock Split is to reduce the number of beneficial holders of our common stock to fewer than 300, to ensure that we will have fewer than 300 record holders at all times following the Reverse/Forward Stock Split.  This will make us eligible to terminate the registration of our common stock under Section 12(g) of the Securities Exchange Act of 1934 and delist our common stock from the Nasdaq Global Market.  We believe that deregistration of our common stock would result in the elimination of the expenses related to our disclosure, compliance and reporting requirements under the Securities Exchange Act of 1934 and our ability to reallocate management resources currently deployed to comply with applicable federal securities laws.

The board believes that any material benefit derived from continued registration under the Securities Exchange Act of 1934 is outweighed by the significant and increasing cost of being a public company.  Our historical costs associated with being a public company are approximately $1,630,000 annually, before taxes, consisting of approximately $280,000 for audit-related fees, $250,000 for legal fees, $275,000 for fees related to Sarbanes-Oxley Act compliance, $350,000 for directors and officers insurance, $230,000 for board of director fees and meeting costs, and $245,000 for public company filing fees, investor relations costs and other items, such as printing and stock transfer fees.  These dollar amounts are only estimates derived from analysis of our actual expenses incurred during the fiscal year ended January 31, 2009.  The actual savings that we may realize may be higher or lower than the estimates set forth above.

In addition to increasing costs, the burdens imposed on us as a result of being public have significantly increased since the passage of the Sarbanes-Oxley Act and the implementation of regulatory reforms adopted by the Commission.  The overall management time expended on the preparation and review of our public filings has increased substantially in order for our principal executive officer and principal financial officer to certify the financial statements in each of our public filings as required under the Sarbanes-Oxley Act.  Since we have relatively few management personnel, these indirect costs are significant relative to our overall expenses and, although there will be no direct monetary savings with respect to these indirect costs when the Reverse/Forward Stock Split is effected and we cease filing periodic reports with the Commission, the time currently devoted by management to our public company reporting and compliance obligations could be devoted to growing our business.

The corporate governance, reporting, internal control documentation, attestation procedures and disclosure compliance obligations required by the Sarbanes-Oxley Act are also disproportionately more burdensome to us based on our size, financial resources, human capital, small number and percentage of shares that are held by unaffiliated shareholders, absence of sustained interest from public investors and securities research analysts and inability to access the capital markets, compared to a larger public company.  Additionally, due to the public market’s focus on quarterly results, smaller public companies such as ours are pressured to focus on short-term goals, such as quarterly financial results, often at the expense of longer-term objectives.   Our limited public float discourages institutional investors from purchasing our stock.  Without the reporting obligations under the Securities Exchange Act of 1934, we believe management will be able to devote more time to sustaining long-term growth.

The board also believes that the significant tangible and intangible costs of our being a public company are not justified because we have not been able to realize many of the benefits that publicly traded companies sometimes realize.  We lack an active trading market due to our small market capitalization, concentration of ownership and limited public float.  The limited and inconsistent volume in the trading market for our common stock has hindered our ability to use our securities as acquisition currency or to attract and retain employees.  In addition, our trading volume may also have impaired our shareholders’ ability to sell their shares, preventing them from realizing the full benefits of holding public company stock.  We believe our status as a public company has not only failed to benefit our shareholders materially, but also places an unnecessary financial, management and competitive burden on us.

We have determined to effect the going-private transaction at this time after taking into account the negative effect that current industry and economic conditions and our financial results have had on our ability to take advantage of certain benefits of being a public company, including financing opportunities and an active, liquid market for our common stock.  In addition, in determining to effect a going-private transaction at this time, we considered our current and historical financial condition, outstanding debt levels, results of operations, competitive position, business, prospects and strategic objectives, including potential risks involved in achieving the prospects and objectives, the significant capital required to improve our business and concern regarding available alternatives to finance these capital expenditures, all as of the time we were evaluating a potential going-private transaction.

After consummation of the Reverse/Forward Stock Split, we expect our business and operations generally to continue as they are currently being conducted.   We do not expect to have any changes in our management; we currently anticipate that all of our directors other than Mr. Pratt, Mr. R. Erickson and Mr. G. Erickson will resign from our board of directors following the consummation of the Reverse/Forward Stock Split, although we do not know at this time who would serve as members of our board after consummation of the Reverse/Forward Stock Split.  See the information under the caption “General Information About the Reverse/Forward Stock Split—Conduct of Our Business After the Reverse/Forward Stock Split” in this information statement.

Effects of the Reverse/Forward Stock Split

Effects on the Number of Our Authorized and Outstanding Shares and Registered Holders

We have 100,000,000 shares of common stock authorized, 1,900,000 of which are reserved for issuance pursuant to our equity incentive plans.  As of December 4, 2009, we had 24,197,733 shares issued and outstanding.  The consummation of the Reverse/Forward Stock Split will not have an effect on the number of our common shares authorized, reserved for issuance or issued and outstanding.

Shareholders receiving cash in lieu of fractional shares will be paid $5.15 for each share of common stock held immediately prior to the Reverse/Forward Stock Split.  Shares cancelled as a result of the Reverse/Forward Stock Split will be retired and will be authorized but unissued shares.  Pursuant to the Funding Agreements, we will issue to each of Gratco and Holiday shares of our common stock equal to the amount of funding provided by each of Gratco and Holiday divided by $5.15. The Reverse/Forward Stock Split will not alter the relative voting and other rights of our outstanding common stock.  Each share of common stock that remains outstanding after the completion of the Reverse/Forward Stock Split will continue to entitle its owner to one vote regarding matters presented to holders of shares of common stock.

The Reverse/Forward Stock Split is expected to reduce the number of our shareholders of record from approximately 92 to approximately 13, based on recent shareholder records and determined in accordance with the rules promulgated by the Commission with respect to calculating shareholders of record.  This reduction in the number of our holders of record will enable us to terminate the registration of our common stock under the Securities Exchange Act of 1934, which will substantially reduce the information required to be furnished by us to our shareholders and to the Commission.  Additionally, certain provisions of the Securities Exchange Act of 1934, such as the proxy rules and the reporting and short-swing profit recovery provisions of Section 16(a) and 16(b), will no longer apply.  Upon suspension of our reporting obligations under the Securities Exchange Act of 1934, our common stock will cease to be listed on the Nasdaq Global Market.

We have no current plans to issue common stock or securities convertible into, or exercisable for, common stock after the deregistration of our common stock, other than pursuant to existing options to purchase shares of our common stock.  However, we reserve the right to issue shares of our common stock, or securities convertible into, or exercisable for, shares of our common stock, at any time and from time to time, at prices and on terms as our board determines to be in our best interest.  Continuing shareholders will not have any preemptive or other preferential rights to purchase any of our stock that we may issue in the future.

Effects on Holders of Fewer Than 30,000 Shares

Once the Reverse/Forward Stock Split is effected, a shareholder owning less than an aggregate of 30,000 shares of common stock immediately prior to the Reverse/Forward Stock Split will:

•                  have his, her or its stock ownership right converted into a right to receive a cash payment equal to $5.15 per share of common stock held immediately prior to the Reverse Split;

•                  no longer have any equity interest in us and therefore will not participate, as a shareholder, in our future potential earnings or growth, if any;

•                  no longer be entitled to vote as a shareholder; and

•                  possibly be required to pay federal, state, and local income taxes, as applicable, on the cash amount received for the purchase of the shares cashed out pursuant to the Reverse/Forward Stock Split.

Please note, if you hold fewer than 30,000 shares of our common stock before the Reverse/Forward Stock Split and wish to continue to be a shareholder after the Reverse/Forward Stock Split, you may seek to purchase, prior to the effective time of the Reverse/Forward Stock Split, sufficient additional shares to cause you to hold a minimum of 30,000 shares at the effective time of the Reverse/Forward Stock Split.  However, we cannot assure you that any shares will be available for purchase or that the board will not change the ratio prior to the effective time of the Reverse/Forward Stock Split.  The special committee may, with the consent of Holiday and Gratco, change the ratio if it appears that the current ratio will not reduce the number of our record holders sufficiently to enable us to effect and maintain the deregistration of our common stock.  If the ratio changes, we will notify you of such change through an amendment to this information statement.  You may, as a result of any such change, be required to purchase additional shares in order to remain a shareholder following such Reverse/Forward Stock Split, and we cannot assure you that such shares would be available for purchase.  The price of our common stock is volatile, in part because of the low volume of trading.  This volatility may increase due to the announcement of the Reverse/Forward Stock Split, especially if shareholders begin purchasing in high volumes to cover short positions.

Special Considerations for Shares Held in Street Name

•                  If you hold shares of our common stock in “street name,” then your broker, bank or other nominee is considered the shareholder of record with respect to those shares and not you.  We intend to treat shareholders holding shares of our common stock in street name through a nominee (such as a broker, bank or other nominee) in the same manner as shareholders whose shares are registered in their own name.  Accordingly, if you hold 30,000 or more shares of common stock in street name you will remain a shareholder after consummation of the Reverse/Forward Stock Split.  On the other hand,  if you hold fewer than 30,000 shares of common stock in street name it is intended that you receive cash for your shares. However, it is also possible that the bank, broker or other nominee also holds shares for other beneficial owners of our common stock and that it may hold 30,000 or more shares in the aggregate.  Therefore, depending upon your nominee’s procedures, your nominee may not be obligated to treat the Reverse/Forward Stock Split as affecting its beneficial holders’ shares and you may not receive cash for your fractional interests.  If you hold fewer than 30,000 shares of our common stock in street name, we encourage you to instruct your bank, broker or other nominee as soon as possible to transfer your shares into a record account in your name to ensure that you receive the cash payment of $5.15 per pre-split share.

•                  We do not intend in connection with the Reverse/Forward Stock Split to pay cash to holders of 30,000 or more shares of our common stock in the aggregate.   If you hold a total of 30,000 or more shares of common stock divided up among multiple brokerage and/or record accounts, each with fewer than 30,000 shares, we urge you to contact your broker, bank or other nominee immediately to make arrangements to register and/or consolidate your holdings or take such other steps as may be necessary in order to avoid processing delays after consummation of the Reverse/Forward Stock Split.

Effects on Continuing Shareholders

If the Reverse/Forward Stock Split is implemented, shareholders owning 30,000 shares or more of common stock immediately prior to the Reverse/Forward Stock Split will:

•                  continue to be shareholders and will therefore continue to participate, as a shareholder, in our future potential earnings or growth, if any;

•                  not receive a cash payment for any of their shares as a result of the Reverse/Forward Stock Split;

•                  be entitled to the protection of Section 302A.751 of the MBCA, which allows a court to grant equitable relief to shareholders in the event that, among other things, the directors or those in control of the company have acted in a manner unfairly prejudicial toward one or more shareholders in their capacities as shareholders or directors of the company;

•                  receive an Offer to Purchase at a price of $5.15 per share as described under “General Information About The Reverse/Forward Stock Split — Offers to Purchase”;

•                  face a decrease in the liquidity of their shares because it expected that our common stock will no longer be listed on the Nasdaq Global Market, nor do we intend to take any actions to facilitate the quoting of our stock on the Pink Sheets; and

•                  receive less information about us and our business operations because we will no longer be subject to the proxy and periodic reporting rules of the Securities Exchange Act of 1934; however, shareholders remaining following the Reverse/Forward Stock Split that do not tender in the Offers to Purchase will be entitled to, with written demand, (i) review minutes of board and shareholder meetings for the preceding three years, (ii) receive a list of shareholders, directors and officers, (iii) review articles and bylaws, (iv) receive on demand the most recent annual financial statements, (v) receive other reports made to shareholders generally, and (vi) review voting trust or shareholder control agreements in certain situations.

Please note, if you hold 30,000 or more shares of our common stock before the Reverse/Forward Stock Split, except as described in the next paragraph, you can only receive cash for all of your shares in connection with the Reverse/Forward Stock Split if, prior to the effective time of the Reverse/Forward Stock Split, you reduce your ownership to fewer than 30,000 shares by selling or otherwise transferring shares to a different holder.  However, we cannot assure you that any purchaser for your shares will be available or the price at which you may be able to sell such shares, which could be less than $5.15 per pre-split share.  In addition, we cannot assure you that the special committee, Gratco and Holiday will not change the ratio prior to the effective time of the Reverse/Forward Stock Split.  For example, the special committee may agree separately with each of Gratco and Holiday to change the ratio to increase the likelihood that less than 20% of our outstanding shares would be cancelled as a result of the Reverse/Forward Stock Split, as required by the MBCA and the Funding Agreements.  If the ratio changes, we will notify you of such change through an amendment to this information statement.  You may, as a result of any such change, be required to sell or transfer additional shares in order to remain a shareholder following such Reverse/Forward Stock Split, and we cannot assure you that any purchaser for your shares will be available or the price at which you may be able to sell such shares, which could be less than $5.15 per share.  The price of our common stock is volatile, in part because of the low volume of trading.  This volatility may increase due to the announcement of the Reverse/Forward Stock Split, especially if shareholders begin purchasing in high volumes to cover short positions.

Pursuant to the Funding Agreements, within 30 days following the latest to occur of (i) effectiveness of the Reverse/Forward Stock Split, (ii) deregistration of our common stock under the Securities Exchange Act of 1934 and (iii) delisting of our common stock from the Nasdaq Global Market, Holiday and Gratco have each separately agreed to make a written offer to purchase shares of common stock held by continuing shareholders who retain their common stock immediately following the Reverse/Forward Stock Split (other than those shares held by the Holiday Group and the Gratco Group).  This offer to purchase will be at the same $5.15 per share price paid to shareholders who received a cash payment as a result of the Reverse/Forward Stock Split.  After the offer is made, it will remain open for a period of 60 days.  Continuing shareholders who retain their common stock immediately following the Reverse/Forward Stock Split will receive information regarding these offers directly from Holiday and Gratco when the offers are made.

Effects on Our Directors and Executive Officers

As a result of the Reverse/Forward Stock Split, we estimate that certain of our directors and executive officers and their affiliated entities will increase their collective beneficial ownership of our common stock from approximately 76.2% to 95.4%.  Directors and officers who are not members of the Gratco Group or the Holiday Group and who hold less than 30,000 shares will be cashed-out at the same $5.15 per share price.  In the aggregate, we estimate that David Pratt who is part of the Gratco Group and Ronald Erickson and Gerald Erickson, who are part of the Holiday Group, will increase their collective beneficial ownership of our common stock from approximately 76.2% to 95.4% as a result of the Reverse/Forward Stock Split.  We estimate our other directors and executive officers will decrease their collective beneficial ownership of our common stock from approximately 1.8% to 1.7% as a result of the Reverse/Forward Stock Split.  See the information under the caption “Information About the Company—Interests of Our Executive Officers and Directors in the Reverse/Forward Stock Split” in this information statement.

Effects on the Holiday Group and the Gratco Group

As a result of the Reverse/Forward Stock Split and the Offers to Purchase, assuming all remaining unaffiliated shareholders tender in the Offers to Purchase, we estimate that the Holiday Group will increase its aggregate beneficial ownership of our common stock from approximately 34.2% to 50.0%, and that the Gratco Group will increase its aggregate beneficial ownership of our common stock from approximately 42.0% to 50.0%.  See the information under the caption “Information About Other Filing Persons—Interests of the Holiday Group and the Gratco Group in the Reverse/Forward Stock Split” in this information statement.

Effects on Option Holders

Regardless of whether an outstanding stock option provides a right to purchase less than, equal to or greater than 30,000 shares, the number of shares underlying each such outstanding stock option granted under our equity incentive plans (the “Plans”) will not change as a result of the Reverse/Forward Stock Split.  The board, as administrator of each of the Plans, has determined that no adjustment to the outstanding stock options is necessary or appropriate in connection with the Reverse/Forward Stock Split.  Because of the symmetry of the 1-for-30,000 Reverse Split and the 30,000-for-1 Forward Split, the board has determined that the Reverse/Forward Stock Split will not cause dilution or enlargement of the benefits intended by us to be made available under the Plans.  All other terms and conditions of the options will continue to be governed by the Plans.

Fairness of the Reverse/Forward Stock Split and the Offers to Purchase

The board of directors and the special committee unanimously determined that the transactions contemplated by the Funding Agreements, including the Reverse/Forward Stock Split and the Offers to Purchase, are fair to all of our unaffiliated shareholders.  Each of the Filing Persons joins us in making the disclosures under the this section “—Fairness of the Reverse/Forward Stock Split” as well as the disclosure immediately below under “—Factors Considered in Determining Fairness.”  Our company and each of the other Filing Persons expressly adopts the fairness determination analysis of the special committee as his or its own.

Factors Considered in Determining Fairness

Supportive Factors

In reaching the determinations and recommendations described above, the special committee relied upon a number of factors that affirmatively supported these determinations and recommendations.  The special committee believed that these factors supported its conclusion that the terms of the Funding Agreements and the transaction contemplated thereby, including the Reverse/Forward Stock Split and the Offers to Purchase, are fair to and in the best interests of the company’s shareholders (other than the Gratco Group and the Holiday Group).  These factors include but are not limited to, the following:

Offer Price.  The special committee evaluated the consideration to be paid to shareholders who will be cashed-out in the Reverse/Forward Stock Split and the consideration to be offered to remaining shareholders following the Reverse/Forward Stock Split pursuant to the Offers to Purchase.  The special committee considered:

•                  the fact that the $5.15 per share price represents a 34.8% premium to the $3.82 trading price at which common stock closed on September 25, 2009 (the last trading date prior to our announcement of our intention to undertake the Reverse/Forward Stock Split and Offers to Purchase);

•                  the fact that the $5.15 per share price represents a 34.5% premium and a 25.0% premium to the one-week and four-week trading averages, respectively, as of September 27, 2009;

•                  the fact that the above described premiums are substantially comparable to the premiums paid in other similar “going-private” transactions;

•                  the fact that there is no financing contingency to close the transaction; and

•                  the special committee’s belief that it had obtained Gratco’s and Holiday’s best and final offer, and that, as of the date of the Funding Agreements, $5.15 per share represented the highest per share consideration reasonably attainable.

Financial Analysis and Opinion of Greene Holcomb.  The special committee considered:

•                  the financial analyses reviewed and discussed with the special committee by representatives of Greene Holcomb;

•                  the oral opinion of Greene Holcomb delivered on September 27, 2009 (which was subsequently confirmed in writing by delivery of Greene Holcomb’s written opinion) with respect to the fairness, from a financial point of view, of (i) the consideration to be paid to holders of shares of common stock who will receive cash payments for their pre-split shares and will not be continuing shareholders and (ii) the consideration to be offered to remaining shareholders following the Reverse/Forward Stock Split pursuant to the Offers to Purchase; and

•                  the fact that $5.15 was generally within the implied ranges of value per share of common stock indicated by substantially all of the financial analyses performed by Greene Holcomb.

Financial and Business Information. The special committee considered our current and historical financial condition, outstanding debt levels, results of operations, competitive position, business, prospects and strategic objectives, including potential risks involved in achieving the prospects and objectives, and the current and expected condition in the general economy and in the retail sector, including the potential impact of these conditions in achieving the prospects and objectives.  The special committee considered that during 2008 and, to date, in 2009, despite efforts to reduce expenses and integrate and expand businesses lines, we experienced losses from operations and negative cash flows.  The special committee also considered the significant capital that would likely be required to improve our business and the concern regarding available alternatives to finance these capital expenditures.  A discussion of these matters can be found in our Form 10-K for the year ended January 31, 2009, in our Form 10-Q for the quarter ended August 1, 2009 and in other filings with the Commission.

Management Forecasts.  The special committee considered the financial projections for fiscal years 2009 through 2016 prepared by our management.  For further information regarding the financial projections prepared by our management, see “Special Factors — Summary of Fairness Opinion.”

Absence of Strategic Alternatives. In making the determination to proceed with the Reverse/Forward Stock Split, the board and the special committee evaluated other strategic alternatives.  As discussed below, the board and the special committee ultimately rejected the alternatives to the Reverse/Forward Stock Split because the board and the special committee believed that the Reverse/Forward Stock Split would be the simplest and most cost-effective approach to achieve the purposes described in this information statement.  These alternatives were:

•                  Third-party tender offer.  The board and the special committee considered a going-private transaction by means of a third-party tender offer.  However, of the 104 potential third-parties approached, none expressed a firm interest in participating in a going-private transaction with respect to our company.

•                  Self-tender offer.   The board and the special committee considered a self-tender offer under which we would offer to repurchase shares of our outstanding common stock.  However, due to the voluntary nature of a self-tender, the board and the special committee were uncertain whether this alternative would result in shares being tendered by a sufficient number of shareholders so as to permit us to reduce the number of beneficial shareholders to fewer than 300 to ensure that we will have fewer than 300 record holders at all times following the Reverse/Forward Stock Split, which would make us eligible to terminate our public reporting requirements under the Securities Exchange Act of 1934 and delist our common stock from the Nasdaq Global Market.  While we have less than 300 record holders, many of these record holders are investment entities or custodians holding the shares on behalf of the underlying beneficial owners.  The special committee believed that upon announcement of the intent to delist our common stock from Nasdaq, some of the record holders could distribute their shares to the beneficial owners, thereby possibly increasing the number of record holders to well above 300.  The special committee believed that if this occurred and sufficient numbers of the new record holders did not tender their shares in a self-tender offer, the special committee would not complete the goal of going private.  In addition, a self-tender would be considered a redemption or repurchase in violation of the terms of our senior credit facility.

•                  Asset sale or business combination.  The board and the special committee considered selling substantially all of our assets or stock or undertaking another type of business combination.  However, as described above in “Special Factors—Background of the Reverse/Forward Stock Split,” the Holiday Group and the Gratco Group, who control a majority of our outstanding common stock, were not interested in selling our company or their stock at this time.  In addition, such a transaction would violate the terms of our senior credit facility.

•                  Maintaining the status quo.  The board and the special committee also considered taking no action to reduce the number of our shareholders and therefore remaining a public company.  However, due to the significant and increasing costs of being public, the board and the special committee believed that maintaining the status quo would be detrimental to all of our shareholders.  We would continue to incur the costs of being a public company without realizing many of the benefits of public company status.  Furthermore, the board and the special committee believed that shareholders may not have been able to efficiently liquidate their investment in us in the foreseeable future.  Finally, we have relied on funding from Gratco and Holiday in the form of both equity and debt financing in order to operate our business; there was no assurance this funding would continue to be available or, if available, would be on terms that would permit us to operate profitably.

Liquidity.

The special committee considered the historical market prices of our common stock on the Nasdaq Global Market, which have fluctuated from $0.97 to $6.49 per share in the past twelve months on low and inconsistent volume, creating uncertainty and illiquidity for shareholders.  While the market price of our common stock exceeded $5.15 at times during the past year prior to our announcement of the Reverse/Forward Stock Split, those prices preceded our results in the second quarter of the current fiscal year, in which we experienced a larger than expected loss. The low and inconsistent volume in the trading market for our common stock, the lack of substantial analyst coverage of us and our inability to access the public capital markets indicate that our shareholders are not receiving the typical benefits of public company stock ownership.

The Reverse/Forward Stock Split and the deregistration of our common stock are expected to provide shareholders with an efficient mechanism to liquidate their equity interest at a fair price for their shares and without a broker’s commission.  Based on information available to us, we estimate that we presently have an aggregate of approximately 92 record holders of our common stock and 3,765 beneficial holders of our common stock.  We estimate that approximately 3,675 of our beneficial holders own fewer than 30,000 shares each.  In the aggregate, the shares held by these small holders comprise less than 10% of our outstanding shares of common stock, but represented approximately 98% of our total number of beneficial holders. In addition, larger shareholders who hold more than 30,000 shares will have an opportunity to liquidate their holdings at a price of $5.15 per share pursuant to the Offers to Purchase.  Accordingly, the transactions contemplated by the Funding Agreements provide liquidity opportunities for all of our unaffiliated shareholders.

Potential Disadvantages to Shareholders of Reverse/Forward Stock Split

No Participation in Our Future.  Shareholders owning fewer than 30,000 shares of common stock immediately prior to the effectiveness of the Reverse/Forward Stock Split will, after giving effect to the Reverse/Forward Stock Split, no longer have any equity interest in us and therefore will not participate in our future potential earnings or growth.  It is expected that all but approximately 13 beneficial holders will be fully cashed out in the Reverse/Forward Stock Split.  It will be difficult or impossible for cashed out shareholders to re-acquire an equity interest in us unless they purchase an interest from the remaining shareholders or an active public market for the common stock develops, which the board and the special committee believe is unlikely.

The Reverse/Forward Stock Split will require shareholders who own fewer than 30,000 shares of common stock to surrender their shares for a cash payment of $5.15 per pre-split share.  These shareholders will not have the ability to continue to hold their shares.  The ownership interest of these shareholders will be terminated as a result of the Reverse/Forward Stock Split.

Reduced Information for Remaining Holders.  Potential disadvantages to certain of our shareholders who will remain as shareholders after the Reverse/Forward Stock Split who do not sell their shares pursuant to the Offer to Purchase include reduced disclosure of information about us and lack of a liquid market for their common stock, other than the liquidity provided through the Offers to Purchase that will be made to these shareholders by the Holiday Group and the Gratco Group following the Reverse/Forward Stock Split.  When the Reverse/Forward Stock

Split is effected, we intend to terminate the registration of our common stock under the Securities Exchange Act of 1934.  As a result of the termination, we will no longer be subject to the periodic reporting requirements of the Securities Exchange Act of 1934 or the proxy rules thereunder.

Termination of our registration under the Securities Exchange Act of 1934 will substantially reduce the information which we will be required to furnish to our shareholders.  After we become a non-reporting, privately-held company, our shareholders will have access to our corporate books and records only to the extent provided by the MBCA or required by our directors’ and officers’ fiduciary duties to us and our shareholders.  Any documents provided to our continuing shareholders may not be as detailed or extensive as the information we currently file with the Commission and deliver to shareholders.

Termination of our registration under the Securities Exchange Act of 1934 also will make many of the provisions of the Securities Exchange Act of 1934 intended to protect investors no longer applicable to us, including the short-swing profit provisions of Section 16 and the stock ownership reporting rules under Section 13.  In addition, upon termination of our registration, we will no longer file periodic reports with the Commission, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and we will not be subject to the Commission’s proxy rules.  Accordingly, you will have access to much less information about us once we are a private company than you currently have.  Moreover, once we are private, we do not intend to make available to our shareholders any financial or other information about us that is not required by law.

Under the MBCA, after the Reverse/Forward Stock Split, shareholders will be entitled to, with written demand, (i) review minutes of board and shareholder meetings for the preceding three years, (ii) receive a list of shareholders, directors and officers, (iii) review articles and bylaws, (iv) receive on demand the most recent annual financial statements, (v) receive other reports made to shareholders generally, and (vi) review voting trust or shareholder control agreements in certain situations.  Other than to satisfy these requirements and any other information obligations as may be required by law, we do not anticipate issuing any financial or other reports to shareholders after we deregister our common stock.

Tax Treatment.  For those shareholders who receive a cash payment as a result of the Reverse/Forward Stock Split, your receipt of cash will be a taxable transaction for United States federal income tax purposes and may be taxable for state, local, foreign and other tax purposes as well.  Amounts received may result in capital gains or losses depending on your situation.  See the information under the caption “—Federal Income Tax Consequences of the Reverse/Forward Stock Split” in this information statement.  You are urged to consult with your own tax advisor regarding the tax consequences of the Reverse/Forward Stock Split in light of your particular circumstances, including under any applicable state and local tax laws.

Governance Matters. As a result of the Reverse/Forward Stock Split, we estimate that the Holiday Group will increase its aggregate beneficial ownership of our common stock from approximately 34.2% to 47.7%, and that the Gratco Group will increase its aggregate beneficial ownership of our common stock from approximately 42.0% to 47.7%.  This increase in the concentration of our equity ownership will enable the Holiday Group and the Gratco Group together to continue to cause the election of each member of our board.  Accordingly, our unaffiliated shareholders who remain shareholders after the consummation of the Reverse/Forward Stock Split and who do not sell their shares pursuant to the Offers to Purchase will have little or no ability to affect the constitution of the board.

As a private company, we will no longer be subject to the corporate governance standards set forth in the rules of the Commission or the Nasdaq Global Market, including rules related to director independence, related party transactions, maintenance of a code of ethics and the requirement that we have an independent audit committee.  Many of these rules were set up with the objective of protecting unaffiliated holders of a company’s stock from conflicts of interest between a company and its affiliates.  Once we are private, we will no longer be subject to such rules, although our board and officers will continue to be subject to their fiduciary obligations under state law.  These changes in governance protections will also be mitigated to some extent by the fact that we will also be subject to Section 302A.751 of the MBCA, which allows a court to grant equitable relief to shareholders in the event that, among other things, the directors or those in control of the company have acted in a manner unfairly prejudicial toward one or more shareholders in their capacities as shareholders or directors of the company.

Potential Reinstatement of Reporting Obligations. The intended effect of the Reverse/Forward Stock Split is to reduce the number of beneficial holders of our common stock to fewer than 300, to ensure that we will have fewer than 300 record holders at all times following the Reverse/Forward Stock Split.  This will make us eligible to terminate the registration of our common stock under Section 12(g) of the Securities Exchange Act of 1934 and

delist our common stock from the Nasdaq Global Market.  We expect to reduce the number of our record holders to approximately 13 as a result of the Reverse/Forward Stock Split.  However, if the Reverse/Forward Stock Split does not have the intended effect, or if the number of shareholders rises to 300 or more after the consummation of the Reverse/Forward Stock Split for any reason, we may once again be subject to the periodic reporting obligations under the Securities Exchange Act of 1934 and the Commission’s proxy rules, which would negate much, if not all, of the savings intended to be accomplished through the Reverse/Forward Stock Split.

No Shareholder Approval or Appraisal Rights.  The Reverse/Forward Stock Split does not require shareholder approval pursuant to the MBCA or under our articles of incorporation.  We are not seeking shareholder approval of the transaction.  In addition, shareholders will not be entitled to appraisal or dissenters’ rights under the MBCA in connection with the transaction.

Lack of Liquidity for Remaining Shareholders.  The market for our common stock will be illiquid or non-existent following the Reverse/Forward Stock Split. Accordingly, remaining shareholders following the Reverse/Forward Stock Split will not have a readily available means to liquidate their holdings other than through participation in the Offers to Purchase.

Potential Detrimental Effects to Us.  Apart from the consideration to be paid to shareholders who are cashed-out in the Reverse/Forward Stock Split, which Gratco and Holiday will be responsible for pursuant to the terms of the Funding Agreements, completion of the Reverse/Forward Stock Split is expected to require approximately $1.9 million of additional cash for advisory, legal, financial, accounting, printing and other fees and costs related to the transaction.  We will pay these fees and costs related to the transaction out of our cash reserves.

In addition, the reduction in publicly available information about our company will make it more difficult for vendors and customers to review our creditworthiness and may, consequently, affect our business.  Being a private company will also result in reduced flexibility for us to use public securities in attracting and retaining executives and other employees and will decrease our ability to use stock to acquire other companies.

Additional Factors Considered

The special committee considered additional aspects of the financial analyses provided by Greene Holcomb in determining that the $5.15 per share is fair to shareholders, including:

•      The maximum ($8.18 per share), midpoint ($5.26) and minimum ($2.73) implied per share value based on the discounted cash flow analysis.  The special committee considered the discounted cash flow analysis, including the maximum and midpoint of the implied value range.  However, the special committee also considered the minimum of the range, which was $2.73 per share, and evaluated the risks associated with achieving the estimated cash flows on which the analysis was based.  In reaching its determination, the special committee took into account (i) our current and historical financial condition, outstanding debt levels, results of operations, competitive position, business, prospects and strategic objectives, including potential risks involved in achieving the prospects and objectives, and the current and expected condition in the general economy and in the retail sector, and (ii) the significant capital required to improve our business and concern regarding available alternatives to finance these capital expenditures.  The discounted cash flow analysis was conducted on a going-concern basis.

•      The historical trading prices of our common stock, including trading prices in the four week and three month period prior to September 25, 2009 that were in some instances higher than $5.15 per share.  The special committee noted that subsequent to our earnings release in September 2009, our common stock had not closed at a price higher than $4.49 per share.  The earnings release announced our results of operations for our second fiscal quarter and showed overall sales declines and negative comparable store sales compared to the prior fiscal year period.

•      The median and mean ranges of values per share implied by the comparable company analysis based on management’s revenue estimates.  The special committee considered the comparable company analysis after taking into account management’s revenue estimates; however, the special committee did not believe the results of the analysis should by itself be a determinative factor in evaluating the fairness of the $5.15 per share, particularly in view of the other financial analyses prepared by Greene Holcomb.  The special committee viewed that the $5.15 per share price is on the high end of or above the median and mean ranges of values per share implied by the comparable company analysis based on EBITDA estimates.  The comparable company analyses were all conducted on a going-concern basis.

Factors Not Considered

Factors Not Considered. The special committee did not consider a number of factors that might, under certain circumstances, have been relevant to assessing fairness.  For example:

•                  We have not previously repurchased shares of our common stock, and therefore the special committee could not consider any such repurchases as the basis for fairness.

•                  The special committee also did not assign any weight to our liquidation value.  The liquidation process would involve additional legal fees, costs of sale and other expenses, and, as a result, the board and the special committee believed that our liquidation value would be less than the cash-out price of $5.15 per pre-split share.  In addition, the special committee did not believe the liquidation value to be meaningful because the company is an active business and the board has not considered a liquidation as a potential strategic alternative.

•                  The special committee did not consider firm offers made by unaffiliated persons during the last two years to acquire all or a substantial part of our company by merger, asset sale, acquisition of a controlling block of securities or otherwise, as no such offers were made during the last two years to the knowledge of the special committee.

•                  The special committee did not consider our net book value because it was not considered by the special committee to be meaningful or relevant for evaluating the fairness of the transaction.  Net book value was not considered relevant because it is an accounting measure better equipped to reflect historical costs rather than to evaluate current value.

•                  The only sale of our common stock in the past two years was our sale of an aggregate of 4,067,797 shares of common stock for a per share purchase price of $5.90 to Gratco and Holiday on December 6, 2007. See the information under the caption “Information About Other Filing Persons—Prior Share Purchase, Contacts, Transactions, Negotiations and Agreements Involving the Holiday Group, the Gratco Group and Related Persons—Stock Purchase and Term Loan Guarantees” in this information statement. This stock was sold in order to fund a portion of the purchase price for our acquisition of Overtons, Inc., and Gratco and Holiday also guaranteed a substantial amount of debt incurred to finance this acquisition. Since this stock was issued in connection with a strategic acquisition, was sold only to our affiliates and was not marketed to third parties, and the sales occurred almost two years ago, the special committee did not feel it was a meaningful consideration in assessing fairness.

Fairness determination.  On September 27, 2009, upon recommendation of the special committee, the special committee and the board determined that the transactions contemplated by the Funding Agreements are fair to the unaffiliated shareholders.

Procedural Fairness

Following consultation with, and upon the recommendation of, the special committee, the board determined that the Reverse/Forward Stock Split is procedurally fair to all unaffiliated shareholders, including both shareholders who will receive cash payments in connection with the Reverse/Forward Stock Split or the subsequent Offer to Purchase and shareholders who will retain an equity interest in us.  In reaching this conclusion, the board determined that its receipt of an opinion from Greene Holcomb was a critical procedural safeguard protecting the interests of all unaffiliated shareholders.  On September 27, 2009, Greene Holcomb provided an opinion with respect to the fairness, from a financial point of view, of the consideration to be paid to the holders of shares of our common stock who will receive cash payments for their pre-split shares and will not be continuing shareholders and the fairness, from a financial point of view, of the consideration to be offered to remaining unaffiliated shareholders pursuant to the Offers to Purchase.  We did not have any relationship with Greene Holcomb prior to this transaction.  Greene Holcomb is an investment banking firm that provides mergers and acquisitions, private placement and financial advisory services.

With respect to holders that are not cashed out as a result of the Reverse/Forward Stock Split, the board relied on the requirement in the Funding Agreements that Gratco and Holiday offer such holders the same price that is paid to holders who are cashed-out as a result of the Reverse/Forward Stock Split to conclude that the transaction is procedurally fair to the shareholders who remain following the Reverse/Forward Stock Split.

MBCA Section 302A.402 provides that the board of directors alone, without shareholder approval, may authorize a share combination if, as a result of the share combination:

(1)       the rights or preferences of the holders of outstanding shares of any class or series will not be adversely affected; and

(2)       the percentage of authorized shares of any class or series remaining unissued after the combination will not exceed the percentage of authorized shares of that class or series that were unissued before the combination.

Section 302A.402 further provides that an increase or decrease in the relative voting rights of the shares that are the subject of the combination that arises solely from the increase or decrease in the number of shares outstanding is not an adverse effect on the outstanding shares of any class, and that any increase in the percentage of authorized shares remaining unissued arising solely from the elimination of fractional shares must be disregarded.  Therefore, the board determined that shareholder approval was not required to effect the Reverse/Forward Stock Split.

In addition, under MBCA Section 302A.423(2), we are restricted from cancelling fractional shares if it would result in the cancellation of more than 20 percent of the outstanding shares of common stock.  Based on an estimated number of beneficial holders of 3,765 as of October 6, 2009 and a Reverse Stock Split ratio of 1-for-30,000, we do not anticipate that the Reverse Stock Split will result in the cancellation of more than 20 percent of the outstanding shares of common stock.  If immediately prior to the effectiveness of the Reverse Stock Split, the board determines that the Reverse Stock Split will result in the cancellation of more than 20 percent of the outstanding shares of common stock, we will not proceed with the Reverse Stock Split as currently contemplated, but may proceed with the transaction using a different split ratio.

The board also did not retain an unaffiliated representative to act solely on behalf of the unaffiliated shareholders.  Retaining an unaffiliated representative on behalf of the unaffiliated shareholders would be an added expense of the Reverse/Forward Stock Split and would not affect the outcome of the transaction because a majority vote of the unaffiliated shareholders is not required under applicable law.  The board also did not retain an unaffiliated representative because the special committee was formed to protect the interests of the unaffiliated shareholders.  The board believes the special committee, comprised entirely of independent directors, conducted arm’s-length negotiations with Gratco and Holiday in setting the terms, including the price to be paid to shareholders, of the Funding Agreements.  In addition, one of the main purposes of engaging Greene Holcomb was to provide independent, expert advice to the special committee in approving a price that would be fair to our unaffiliated shareholders.

The board has not granted unaffiliated shareholders access to our corporate files, except as required by the MBCA, nor has it extended the right to retain counsel or appraisal services at our expense.  With respect to unaffiliated shareholders’ access to our corporate files, the board believes that this information statement, together with our other filings with the Commission, provide adequate information for unaffiliated shareholders.  The board also considered the fact that under the MBCA and subject to specified conditions set forth under Minnesota law, shareholders have the right to review our relevant books and records of account.  In deciding not to adopt these additional procedures, the board also took into account factors such as our size and financial capacity and the costs of such procedures.

The board determined that the process leading up to the approval of the Reverse/Forward Stock Split was procedurally fair to the shareholders because of the structural fairness of the Reverse/Forward Stock Split and the safeguards that the board put into place.  The critical procedural safeguards that the board used were (i) the formation of the special committee comprised of independent directors to evaluate and make a recommendation to the full board regarding the going-private transaction, (ii) the special committee’s engagement of independent counsel to advise it on legal matters and (iii) the special committee’s engagement of Greene Holcomb to render an opinion as to the fairness, from a financial point of view, of the consideration to be paid to our unaffiliated shareholders.

This discussion of the information and factors considered by the board is not intended to be exhaustive and may not include all of the factors considered.  In reaching its determination to approve and recommend the Reverse/Forward Stock Split and the transactions contemplated thereby, the board did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the Reverse/Forward Stock Split and the transactions contemplated thereby are advisable and in our best interest and the best interest of our shareholders.  Rather, the board viewed its position and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by it.

Reasons for the Approval by the Board of Directors

In addition to the factors described above, the board considered numerous factors in approving the transactions contemplated by the Funding Agreements, including:

•                  the recommendation of the special committee, based on the analysis and factors described herein which were adopted by the board;

•                  the special committee having received from its independent financial advisor, Greene Holcomb, an oral opinion on September 27, 2009 (which was subsequently confirmed in writing by delivery of Greene Holcomb’s written opinion) with respect to the fairness, from a financial point of view, to holders of shares of common stock who will receive cash payments for their pre-split shares and will not be continuing shareholders; and

•                  the price and the terms and conditions of the Funding Agreements were the result of what the board believed were robust arms’-length negotiations between the special committee and Gratco and Holiday.

Summary of Fairness Opinion

The special committee retained Greene Holcomb to act as its independent financial advisor and, if requested, to render to the special committee an opinion as to the fairness, from a financial point of view, to the shareholders receiving cash in lieu of fractional interests in connection with the Reverse/Forward Stock Split of the consideration such shareholders would receive in the transaction, and to continuing shareholders who retain their common stock immediately following the Reverse/Forward Stock Split of the consideration to be offered to such continuing shareholders pursuant to the Offers to Purchase.

On September 27, 2009, Greene Holcomb delivered to the special committee its oral opinion, subsequently confirmed in writing, that as of that date and based upon and subject to the assumptions, factors and limitations set forth in the written opinion and described below, (i) the $5.15 per pre-split share to be received by the shareholders receiving cash in lieu of fractional interests in connection with the Reverse/Forward Stock Split is fair, from a financial point of view, to the shareholders receiving cash in lieu of fractional interests in connection with the Reverse/Forward Stock Split (other than the Holiday Group, the Gratco Group and their affiliates); and (ii) the $5.15 per share to be offered to continuing shareholders who retain their common stock immediately following the Reverse/Forward Stock Split is fair, from a financial point of view, to those continuing shareholders.

The full text of Greene Holcomb’s written opinion is attached to this information statement as Annex A, and the summary of the opinion set forth in this section is qualified in its entirety by reference to that opinion.  We urge our shareholders to read the Greene Holcomb opinion carefully in its entirety for a complete statement of the considerations and procedures followed, factors considered, findings, assumptions and qualifications made, the bases for and methods of arriving at these findings, limitations on the review undertaken in connection with the opinion, and judgments made or conclusions undertaken by Greene Holcomb in reaching its opinion.

While Greene Holcomb rendered its opinion and provided certain analyses to the special committee, Greene Holcomb was not requested to, and did not make, any recommendation to the special committee as to the specific form or amount of the consideration to be received by shareholders in the Reverse/Forward Stock Split and Offers to Purchase. Greene Holcomb’s written opinion, which was directed to the special committee, addresses only the fairness, from a financial point of view, of the consideration per share to be paid for fractional shares in connection with the Reverse/Forward Stock Split and to be offered in the Offers to Purchase, does not address our underlying business decision to proceed with, or effect, the Reverse/Forward Stock Split, or the relative merits of the Reverse/Forward Stock Split compared to any alternative business strategy or transaction in which we might engage. As noted elsewhere in this information statement, Greene Holcomb’s opinion to the special committee was one of many factors taken into consideration by the special committee and the board in determining to approve the Reverse/Forward Stock Split and the Offers to Purchase.

In arriving at its opinion, Greene Holcomb has, among other things:

•                  reviewed publicly available financial and other data regarding our company;

•                  reviewed certain financial forecasts for our company, including our financial forecasts for the periods ending January 30, 2010 through 2016 (the “Projections”), all as prepared and provided to Greene Holcomb by our management;

•                  performed discounted cash flow analyses based on the Projections;

•                  reviewed drafts, dated September 26, 2009, of the Funding Agreements;

•                  met with certain members of our management and separately with the Holiday Group and the Gratco Group to discuss our business, operations, historical and projected financial results and future prospects, our current financing position and arrangements, the Reverse/Forward Stock Split, the Offers to Purchase and alternative transactions available to us;

•                  reviewed the historical prices, trading multiples and trading volumes of our common stock;

•                  reviewed recent analyst reports regarding us and our industry;

•                  reviewed publicly available financial data, stock market performance data and trading multiples of companies that we deemed generally comparable to us;

•                  reviewed other publicly available financial and stock price data for reverse stock split transactions completed by other issuers in connection with these issuers’ contemplated de-registration of stock under the Securities Exchange Act of 1934;

•                  reviewed our ownership profile, before and pro forma for the Reverse Split; and

•                  conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

The following is a summary of the material analyses and other information that Greene Holcomb prepared and relied on in delivering its opinion to the special committee. This summary includes information presented in tabular format. In order to understand fully the financial analyses used by Greene Holcomb, these tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Except as otherwise noted, the quantitative information which follows, to the extent that it is based on market data, is based on market data as it existed on or before September 25, 2009, and is not necessarily indicative of current market conditions.

Financial information for the Company presented in this summary is based on information we provided to Greene Holcomb and reflects updated information received by Greene Holcomb prior to October 9, 2009 as described under “Special Factors—Background of the Reverse/Forward Stock Split.”

Company Market Analysis

Greene Holcomb reviewed general background information concerning us, including recent financial and operating results and outlook, our stock price and volume over selected periods and our stock closing price over the prior twelve months. Greene Holcomb presented the recent common stock trading information contained in the following table:

Common Stock Price
Closing price on September 25, 2009	$3.82
1 Week Prior	3.91
4 Weeks Prior	5.41
3 Months Prior	6.42
6 Months Prior	3.00
12 Months Prior	3.49
52 week high closing price	6.42
52 week low closing price	1.00

Comparable Public Company Analysis

The comparable public company analysis reviews securities of publicly-traded companies deemed comparable to our business.  It is generally accepted that share pricing in the public market reflects the value of a minority interest and does not reflect any control premium.  Further, share pricing in the public market incorporates a wide range of factors including general economic conditions, interest rates, inflation and investor perceptions.

Greene Holcomb analyzed financial information and valuation ratios relating to five publicly traded companies involved in sporting goods stores with market capitalizations between $15 million and $3.5 billion. This group comprised Big 5 Sporting Goods Corp., Cabela’s Inc., Dick’s Sporting Goods, Inc., Golfsmith International Holdings Inc. and Hibbett Sports, Inc. Greene Holcomb applied the resulting multiples of selected valuation data to derive implied equity values per share of our common stock. All multiples were based on closing stock prices on September 25, 2009. All forward-looking data for the five publicly traded companies is based on publicly available research analyst estimates.  Greene Holcomb completed an analysis based on last twelve months actual performance and estimates for our performance in fiscal years 2009 and 2010 by DA Davidson, the only investment firm with published research estimates for us, and an analysis based on last twelve months actual performance and our estimates for our performance in fiscal years 2009 and 2010.

The analysis based on revenue estimates from DA Davidson produced implied per share values for us ranging from a low of a negative price per share of ($4.87) to a high of $26.31, with the median implied per share values of a price per share of $7.51 to $7.74 and mean implied per share values of a price per share of $9.43 to $9.71. The analysis based on EBITDA estimates from DA Davidson produced implied per share values for us ranging from a low of a negative price per share of ($5.75) to a high of $5.24, with the median implied per share values of a negative price per share of ($0.48) to $3.18 and mean implied per share values of a negative price per share of ($1.56) to $1.44.

The analysis based on revenue estimates from our management produced implied per share values for us ranging from a low of a negative price per share of ($4.87) to a high of $25.93, with the median implied per share values of a price per share of $7.20 to $7.67 and mean implied per share values of a price per share of $9.26 to $9.45. The analysis based on EBITDA estimates from our management produced implied per share values for us ranging from a low of a negative price per share of ($5.69) to a high of $10.30, with the median implied per share values of a price per share of $0.00 to $7.72 and mean implied per share values of a price per share of ($1.56) to $5.53.

The analysis based on last twelve months earnings produced implied per share values for us ranging from a low of a negative price per share of ($11.11) to a high of negative ($6.39), with a median implied per share value of a negative price per share of ($9.62) and mean implied per share value of a negative price per share of ($10.50).

The following table summarizes the multiples of the selected valuation data, the multiple implied by the $5.15 price per share used in the Reverse/Forward Stock Split and the Offers to Purchase, our financial information used in the analysis and the implied per share values.  In the table, “LTM” means the twelve months ended August 29, 2009, and “EBITDA” means earnings before interest, taxes, depreciation and amortization.  In the table, for our management estimates of EBITDA, “EBITDA” means earnings before interest, taxes, depreciation and amortization, exit costs, impairment and other charges and goodwill impairment charge.  Financial information for us was provided by our management.

	LTM Revenue	2009 Revenue	2010 Revenue	LTM EBITDA	2009 EBITDA	2010 EBITDA	LTM EARNINGS

Comparable Company Multiples:
Low	0.18x	0.18x	0.18x	4.55x	4.28x	4.15x	11.97x
Mean	0.50x	0.50x	0.47x	7.21x	6.96x	6.12x	18.03x
Median	0.46x	0.45x	0.43x	8.22x	7.49x	6.87x	19.66x
High	0.90x	0.89x	0.83x	8.71x	8.91x	7.76x	20.81x

DA Davidson Estimates:
Company Financial Information (in millions of dollars)	$1,078.1	$1,102.2	$1,144.7	$37.6	$39.7	$56.2	$(12.9)

Multiple Implied by $5.15 per share	0.40x	0.39x	0.38x	11.53x	10.92x	7.72x	NEG

Implied Equity Value Per Share:
Low	$(4.87)	$(4.53)	$(4.47)	$(5.69)	$(5.75)	$(3.13)	$(11.11)
Mean	$9.43	$9.71	$9.53	$(1.56)	$(1.34)	$1.44	$(10.50)
Median	$7.51	$7.61	$7.74	$0.00	$(0.48)	$3.18	$(9.62)
High	$25.93	$26.31	$25.36	$0.78	$1.85	$5.24	$(6.39)

Company Management Estimates:
Company Financial Information (in millions of dollars)	$1,078.1	$1,079.5	$1,140.8	$37.6	$48.4	$72.4	$(12.9)

Multiple Implied by $5.15 per share	0.40x	0.40x	0.38x	11.53x	8.96x	5.99x	NEG

Implied Equity Value Per Share:
Low	$(4.87)	$(4.70)	$(4.50)	$(5.69)	$(4.22)	$(0.35)	$(11.11)
Mean	$9.43	$9.26	$9.45	$(1.56)	$1.15	$5.53	$(10.50)
Median	$7.51	$7.20	$7.67	$0.00	$2.21	$7.72	$(9.62)
High	$25.93	$25.54	$25.23	$0.78	$5.04	$10.30	$(6.39)

Comparable Acquisition Analysis

Greene Holcomb reviewed 21 acquisition transactions involving acquired businesses it deemed to be comparable to us. It selected these transactions by searching Commission filings, public company disclosures, news stories, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•            Transactions where the target had either SIC code 5941 (Sporting Goods and Bicycle Shops) or SIC code 5940 (Miscellaneous Shopping Goods Stores);

•                  Transaction value greater than $50 million and less than $3.5 billion;

•                  Public and private targets in which greater than 90% of the company was acquired;

•                  Transactions that were announced and closed between January 1, 2005 and September 25, 2009;

•                  Acquired businesses deemed comparable to our business; and

•                  Excludes repurchases, minority interests and hostile transactions.

Greene Holcomb applied the resulting multiples of selected valuation data to our revenue performance to derive implied equity values per share of our common stock ranging from a low of a negative price per share of ($4.41) to a high of $65.33, with a median implied per share value of $15.08 and a mean implied per share value of $18.62. Greene Holcomb applied the resulting multiples of selected valuation data to our EBITDA performance to derive implied equity values per share of our common stock ranging from a low of a negative price per share of ($5.40) to a high of $6.63, with a median implied per share value of $0.65 and a mean implied per share value of $0.94.

The following table summarizes the multiples of the selected valuation data, the multiple implied by the $5.15 price per share used in the Reverse/Forward Stock Split and the Offers to Purchase, our financial information used in the analysis and the implied per share values.  In the table, “LTM” means the twelve months ended August 29, 2009.  Financial information for us was provided by our management.

	LTM Revenue	LTM EBITDA
Comparable Transaction Multiples:
Low	0.19x	4.74x
Mean	0.72x	8.82x
Median	0.63x	8.64x
High	1.85x	12.51x

Company Financial Information (in millions of dollars):	$1,078.1	$37.6

Multiple Implied by $5.15 per share	0.40x	11.53x

Implied Equity Value Per Share:
Low	$(4.41)	$(5.40)
Mean	$18.62	$0.94
Median	$15.08	$0.65
High	$65.33	$6.63

The following table identifies the acquiring and target companies involved in the 21 transactions included in Greene Holcomb’s analysis.

Target Name	Acquirer Name
Brookstone Inc.	Osim International Ltd., Others
Burlington Coat Factory Warehouse	Bain Capital, LLC
Chick’s Sporting Goods, Inc.	Dick’s Sporting Goods Inc.
Claire’s Stores Inc.	Apollo Management, Others
Electronics Boutique Holdings Corp.	GameStop Corp.
Factory Card & Party Outlet Corp.	Amscan Holdings Inc.
GNC Corp.	Ares Private Equity, Teachers’ Private Capital
Golf Galaxy, Inc.	Dick’s Sporting Goods Inc.
Goody’s Family Clothing Inc.	Prentice Capital Management LP , GMM Capital
Guitar Center Inc.	Bain Capital, LLC

Target Name	Acquirer Name
Hollywood Entertainment Corp.	Movie Gallery, Inc.
Hudson Group	Dufry AG
Linens ‘n Things	Apollo Management, L.P., Others
Northern Department Store Group	Bon-Ton Stores, Inc.
Overton’s, Inc.	Gander Mountain Co.
Party City Corp	Amscan Holdings Inc.
Petco Animal Supplies Inc.	Leonard Green & Partners, Texas Pacific Group
ShopKo Stores Inc.	Spirit Finance Corporation
ShopKo Stores Inc.	Sun Capital Partners, Inc., Others
Sleep Country Canada Income Fund	Westerkirk Capital Inc., Others
Sports Authority Inc.	Leonard Green & Partners, Green Equity Investors

Discounted Cash Flow Analysis

Greene Holcomb performed a discounted cash flow analysis for us in which it calculated the present value of the projected hypothetical future cash flows for us based on the Projections. In the discounted cash flow analysis, Greene Holcomb estimated a range of theoretical values for us based on the net present value of our implied annual cash flows and a terminal value for us in fiscal year 2015 calculated based upon a multiple of earnings before interest, taxes, depreciation and amortization, or EBITDA.

Greene Holcomb applied a range of discount rates of 17% to 21% and a range of terminal value multiples of 6.5 to 8.5 times our forecasted fiscal year 2015 EBITDA.

Greene Holcomb determined multiples by considering (i) growth rates of comparable companies, (ii) information on trading multiples of comparable companies, and (iii) transaction multiples of comparable transactions.  Additionally, Greene Holcomb also considered the nature of our business, the size of us relative to the comparable companies, our position in the industry, the inherent risk of failing to improve performance in an increasingly competitive industry and Greene Holcomb’s recent experience in the mergers and acquisitions marketplace.

Discount rates were based on the weighted average cost of capital for comparable companies, business specific risk, including, without limitation, our track record in not meeting internal financial forecasts, the issues associated with growing the business as projected in the financial information provided by our management, size of us relative to our peers and other relevant factors.

This analysis resulted in implied per share values of us ranging from a low of $2.73 and a high of $8.18, with a midpoint $5.26.

Trading Range Analysis

Greene Holcomb analyzed the $5.15 per share used in the Reverse/Forward Stock Split and the Offers to Purchase against recent historical closing price ranges for our common stock.  In the one month prior to September 25, 2009, our stock price closed at a price per share ranging from $3.79 to $5.62. In the three months prior to September 25, 2009, our stock price closed at a price per share ranging from $3.79 to $6.42.  In the six months prior to September 25, 2009, our stock price closed at a price per share ranging from $2.75 to $6.42.

Premiums Paid Analysis – Reverse Stock Splits, Going Private

Greene Holcomb reviewed publicly available information for selected transactions completed between January 1, 2006 and September 25, 2009 in which the issuer performed a reverse stock split and subsequently de-registered shares under the Securities Exchange Act of 1934.  Greene Holcomb reviewed the information to determine the implied premiums (discounts) payable in the transactions over recent stock closing prices prior to announcement of the transaction, including the one-day-prior, one-week-prior average and four-week-prior average. It selected these transactions by searching Commission filings, public company disclosures, press releases, databases and other sources.

Greene Holcomb performed its analysis on 31 transactions.  Greene Holcomb noted that many of these transactions were not in the retail industry.  Greene Holcomb derived implied equity values per share of our common stock based on the premiums (discounts) paid in these transactions ranging from a low of $3.46 to a high of $13.14, with median implied per share values of $5.25 to $5.66 and mean implied per share values of $5.80 to $6.17.

The following table summarizes the premiums or discounts paid in these transactions, the premium implied by the $5.15 price per share used in the Reverse/Forward Stock Split and the Offers to Purchase, our historical stock prices used in the analysis and the implied per share values.

Historical Period	One Day	One Week Average	Four Week Average
Premiums/Discounts:
Low	-9.1%	-9.6%	-10.8%
Mean	51.8%	52.6%	49.8%
Median	37.5%	38.0%	37.5%
High	216.7%	219.7%	219.1%

Premium Implied by $5.15 per share	34.8%	34.5%	25.0%

Company Stock Price	$3.82	$3.83	$4.12

Implied Equity Value Per Share:
Low	$3.47	$3.46	$3.68
Mean	$5.80	$5.84	$6.17
Median	$5.25	$5.28	$5.66
High	$12.10	$12.24	$13.14

The following table identifies the companies involved in the 31 transactions included in Greene Holcomb’s analysis.

American Education Corp.	ITEC Attractions Inc.
Bactolac Pharmaceuticals	Jaclyn Inc.
BNS Holding Inc.	K-Tel International, Inc.
Callwave, Inc.	Magstar Technologies, Inc.
Careguide, Inc.	Major Automotive Companies, Inc.
Citizens Financial Corp.	Mestek, Inc.
Collins Industries, Inc.	Ohio State Bankshares
Computer Horizons Corp.	Oregon Pacific Bancorp
Ergo Science Corp.	Pegasus Communications Corporation
Eupa International Corporation	Peoples-Sidney Financial Corp.
First Bancorp of Indiana	PVC Container Corp
Gouverneur Bancorp, Inc.	Renegy Holdings, Inc.
Grill Concepts, Inc.	Sagient Research Systems Inc.
Harold’s Stores, Inc.	The Middleton Doll Company
Hia Inc.	Yadkin Valley Company
Home City Financial Corp.

Premiums Paid Analysis – Mergers & Acquisitions

Greene Holcomb reviewed publicly available information for selected transactions in which greater than 90% of the target was acquired (other than share repurchase and hostile transactions) completed between September 25, 2007 and September 25, 2009 with transaction values of $50 million to $250 million to determine the implied premiums (discounts) payable in the transactions over recent stock closing prices prior to announcement of the transaction, including the one-day-prior price, one-week-prior price and four-week-prior price.  It selected these transactions by searching Commission filings, public company disclosures, press releases, databases and other sources.

Greene Holcomb performed its analysis on 79 transactions and derived implied equity values per share of our common stock based on the premiums (discounts) paid in these transactions ranging from a low of $2.21 to a high of $47.14, with median implied per share values of $5.41 to $7.71 and mean implied per share values of $6.48 to $9.63.  Greene Holcomb noted that many of these transactions were not in the retail industry.

The following table summarizes the premiums or discounts paid in these transactions, the premium implied by $5.15 price per share used in the Reverse/Forward Stock Split and the Offers to Purchase, our historical stock prices used in the analysis and the implied per share values.

Historical Period	One Day	One Week Point in Time	Four Week Point in Time
Premiums/Discounts:
Low	-26.7%	-43.6%	-40.1%
Mean	69.6%	68.1%	78.1%
Median	41.6%	38.7%	42.5%
High	465.2%	306.7%	771.4%

Premium Implied by $5.15 per share	34.8%	31.7%	-4.8%

Company Stock Price	$3.82	$3.91	$5.41

Implied Equity Value Per Share:
Low	$2.80	$2.21	$3.24
Mean	$6.48	$6.57	$9.63
Median	$5.41	$5.42	$7.71
High	$21.59	$15.90	$47.14

In reaching its conclusion as to the fairness of the cash-out price per share and in its presentation to the special committee, Greene Holcomb did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. The preparation of a fairness opinion is a complex process and not necessarily susceptible to partial analysis or summary description. Greene Holcomb believes that its analyses must be considered as a whole and that selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying the opinion.

The analyses of Greene Holcomb are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the price at which companies may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to us or the Reverse/Forward Stock Split or the Offers to Purchase. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which we were compared and other factors that could affect the public trading value of the companies.

In arriving at its opinion, Greene Holcomb relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with Greene Holcomb by us or obtained by Greene Holcomb from public sources, including, without limitation, the Projections referred to above. With respect to the Projections, Greene Holcomb relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of our senior management as to our expected future performance.  Greene Holcomb has not assumed any responsibility for the independent verification of any such information, including, without limitation, the Projections, and Greene Holcomb further relied upon the assurances of our senior management that they are unaware of any facts that would make the information, including the Projections, provided to Greene Holcomb, incomplete or misleading.  Greene Holcomb assumed that there had been no material changes in the assets, financial condition, results of operations, our business or prospects since the date of the last financial statements made available to Greene Holcomb at the time of delivery of its opinion, which financial statements were as of and for the period ended August 29, 2009.  Greene Holcomb also assumed that we were not a party to any material non-public pending transaction, including external financing, recapitalizations, acquisitions or merger discussions, other than the Reverse/Forward Stock Split and the Offers to Purchase.

In arriving at its opinion, Greene Holcomb did not perform or obtain any independent appraisal of our assets or liabilities (contingent or otherwise), nor was Greene Holcomb furnished with any appraisal.  Greene Holcomb expressed no opinion regarding our liquidation value.  In addition, Greene Holcomb has undertaken no independent analysis of any outstanding, pending or threatened litigation, material claims, possible unasserted claims or other contingent liabilities to which we or any of our affiliates is a party or may be subject.  At our direction and with our consent, Greene Holcomb’s opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, investigations, claims or possible assertions of claims, or the outcomes or damages arising out of any such matters.

Greene Holcomb assumed that:  (i) all the necessary governmental and regulatory approvals and consents required for the Reverse/Forward Stock Split and the Offers to Purchase will be obtained; and (ii) that the Reverse/Forward Stock Split and the Offers to Purchase will be consummated in a timely manner and in accordance with the terms of the Funding Agreements without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on us or the contemplated benefits to us of the Reverse/Forward Stock Split and the Offers to Purchase, or will otherwise change the amount of the $5.15 price per share used in the Reverse/Forward Stock Split and the Offers to Purchase.  Greene Holcomb did not express any opinion as to the price or range of prices at which our shares common stock may trade subsequent to the announcement of the Reverse/Forward Stock Split and the Offers to Purchase.

Greene Holcomb’s opinion does not address:  (i) the tax or legal consequences of the Reverse/Forward Stock Split and the Offers to Purchase to us, our security holders or any other party; or (ii) the fairness of any portion or aspect of the Reverse/Forward Stock Split and the Offers to Purchase to any one class or group of our, or any other party’s, security holders vis-à-vis any other class or group of our, or such other party’s, security holders (including the fairness of the Reverse/Forward Stock Split and the Offers to Purchase to the to the shareholders receiving cash in lieu of fractional interests in connection with the Reverse/Forward Stock Split vis-à-vis the continuing shareholders who will retain their common stock immediately following the Reverse/Forward Stock Split).  Greene Holcomb did not consider any benefits that may inure to any of our shareholders as a result of the Reverse/Forward Stock Split and the Offers to Purchase or any related transactions other than in that shareholder’s capacity as a cashed-out holder of our common stock or a shareholder receiving the Offer to Purchase.  Greene Holcomb’s opinion addresses solely the $5.15 price per pre-split share payable to the shareholders receiving cash in lieu of fractional interests in connection with the Reverse/Forward Stock Split and offered to the continuing shareholders who will retain their common stock immediately following the Reverse/Forward Stock Split, and does not address any other term of agreement relating to the Reverse/Forward Stock Split and the Offers to Purchase.

In its opinion, Greene Holcomb noted that the Reverse/Forward Stock Split and the Offers to Purchase will take place at different times after the date of Greene Holcomb’s opinion.  Greene Holcomb’s opinion relates to the fairness of the $5.15 price per pre-split share payable to the shareholders receiving cash in lieu of fractional interests in connection with the Reverse/Forward Stock Split and offered to the continuing shareholders who will retain their common stock immediately following the Reverse/Forward Stock Split as of September 27, 2009.  Greene Holcomb’s opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to it, as of the date of the opinion, September 27, 2009.  Events occurring after September 27, 2009, could materially affect the assumptions used in preparing, and the conclusions reached in, Greene Holcomb’s opinion.  Greene Holcomb assumed no responsibility for updating, revising or reaffirming our opinion based on circumstances or events occurring after the date of its opinion.

Greene Holcomb’s opinion was intended for the benefit and use of the special committee in connection with its consideration of the transaction.  The opinion did not constitute a recommendation to the special committee as to how to vote in connection with its consideration of the Reverse/Forward Stock Split and the Offers to Purchase nor did the opinion constitute a recommendation to any continuing shareholders who retain their common stock immediately following the Reverse/Forward Stock Split as to whether to tender any shares of our common stock in response to the Offers to Purchase. The opinion did not address our underlying business decision to pursue the Reverse/Forward Stock Split and Offers to Purchase, the relative merits of the Reverse/Forward Stock Split and Offers to Purchase as compared to any alternative business strategies that might exist for us, or the effects of any other transaction in which the we might engage.

As part of its investment banking business, Greene Holcomb is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes.  Greene Holcomb has acted as financial advisor to the special committee in connection with the Reverse/Forward Stock Split and the Offers to Purchase.  Between June 2008 and September 28, 2009, the special committee paid Greene Holcomb $440,500 for services rendered.  Upon delivery of its fairness opinion, we incurred an additional fee of $131,500 which is subject to reduction by the amount of monthly fees in the amount of $50,000 that are scheduled to be paid to Greene Holcomb after September 28, 2009 through the consummation or abandonment of the Reverse/Forward Stock Split or the Offers to Purchase.  None of the fees were or are contingent on the consummation of the Reverse/Forward Stock Split or the Offers to Purchase.  In addition, we have agreed to reimburse Greene Holcomb for certain expenses and to indemnify Greene Holcomb against certain liabilities arising out of our engagement. Greene Holcomb may seek to provide us and our affiliates investment banking and other services unrelated to the Reverse/Forward Stock Split or the Offers to Purchase in the future.

Other Presentations to the Special Committee

In addition to the presentation made to the special committee described above, Greene Holcomb also made written and oral presentations to the special committee on April 21, 2009, April 24, 2009, May 15, 2009 and September 21, 2009.  Greene Holcomb also made a written and oral presentation to the special committee on September 3, 2008 relating to our historical financial performance, management projections and comparable company performance.  The September 3, 2008 presentation was made in connection with the process Lazard was undertaking for us at such time and was not related to the Reverse/Forward Stock Split.

None of these other written and oral presentations by Greene Holcomb, alone or together, constitute an opinion of Greene Holcomb with respect to the consideration to be paid to shareholders in connection with the Reverse Stock Split. Information contained in these other written and oral presentations is substantially similar to the information provided in Greene Holcomb’s written presentation to our board of directors on September 27, 2009, as described above.  The presentation to the special committee on April 21, 2009 described certain advantages and disadvantages of a reverse stock split and provided analysis of the results of a stock split at various split ratios.  The presentation on April 24, 2009 provided additional detail on the effect of a stock split at various split ratios on the number of shareholders that would remain following the reverse stock split. These other written and oral presentations made by Greene Holcomb contained, among other things, the following types of financial analyses:

•      company market analysis;

•      comparable public company analysis;

•      comparable acquisition analysis;

•      discounted cash flow analysis;

•      trading range analysis; and

•      premiums paid analysis for going private transactions and mergers and acquisitions.

Not all of the other written and oral presentations contained all of the financial analyses listed above. The financial analyses in the other written and oral presentations were based on market, economic and other conditions as they existed as of the dates of the respective presentations as well as other information that was available at those times. Accordingly, the results of the financial analyses differed due to changes in those conditions. Among other things, multiples attributable to comparable companies changed as those companies’ stock prices changed, and implied transaction multiples and discounted cash flows analyses changed as our financial results (as well as projections made by our management) changed. Finally, Greene Holcomb continued to refine various aspects of its financial analyses over time.

Management Forecasts

We do not publicly disclose forecasts of future financial performance, earnings or other results and are especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, we prepared and provided to Greene Holcomb projected financial information in connection with the preparation of its fairness opinion and related financial analysis.

The projected financial information below under the heading “May 2008 Projections” represents our management forecast as of that date.  The projected financial information below under the heading “August 2008 Management Presentations” represents our management forecast as of that date and as presented to potential third-party participants in a going-private transaction.  The projected financial information below under the heading “2009 Budget” represents two different versions of our final internal budget for fiscal year 2009.  The projected information below under the heading “2009 Forecast” represents our management forecast for fiscal 2009 as of September 2009.  The projected financial information below under the heading “Goodwill Analysis” represents the forecast we prepared and provided to our independent accounting firm in connection with an evaluation of the carrying value of our goodwill.

dollars in thousands

	May 2008 Projections			August 2008 Management Presentations			2009 Budget		2009
	2008 F	2009 P	2010 P	2008 F	2009 P	2010 P	1	2	Forecast
Sales	1,114,409	1,215,963	1,348,457	1,069,845	1,158,701	1,261,135	1,054,316	1,074,557	1,079,539

Operating Profit (EBIT)	38,521	51,757	63,939	21,684	38,121	53,749	26,878	31,879	17,935

EBITDA	70,020	85,762	102,397	52,620	71,909	89,641	57,431	62,431	48,137

Capex (Cash Only)	19,652	24,624	40,460	18,034	16,694	21,798	13,522	10,522	12,394

	Goodwill Analysis
	2008 Prelim	2009 P	2010 P	2011 P	2012 P	2013 P	2014 P	2015 P
Sales	1,063,681	1,084,196	1,140,771	1,188,615	1,237,379	1,286,653	1,336,888	1,387,666

Operating Profit (EBIT)	9,758	35,967	43,176	53,474	58,336	67,992	74,484	81,867

EBITDA	41,280	66,519	71,926	80,074	83,086	91,192	93,684	97,617

Capex (Cash Only)	19,282	13,400	15,750	15,750	17,000	16,500	15,750	15,750

The projections set forth above were prepared for internal use and not prepared with a view to public disclosure and are being included in this information statement only because the projections were provided to Greene Holcomb and were relied upon by Greene Holcomb in performing its financial analysis for the special committee. The projections were not prepared with a view to compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and our registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. The projections have been prepared by, and are solely the responsibility of, our management. The inclusion of the projections in this information statement should not be regarded as an indication that these projections will be predictive of actual future results, and the forecasts should not be relied upon as such. Neither we nor any other person makes any representation to any of our security holders regarding our ultimate performance compared to the information contained in the projections set forth above. Although presented with numerical specificity, the projections are not fact and reflect numerous assumptions and estimates as to future events made by our management that our management believed were reasonable at the time the projections were prepared and other factors such as industry performance and general business, economic, regulatory, market and financial conditions, as well as factors specific to our business, all of which are difficult to predict and many of which are beyond the control of our management. In addition, the projections do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the Reverse/Forward Stock Split or any changes to our operations or strategy that may be implemented after the consummation of the Reverse/Forward Stock Split. Further, the projections do not take into account the effect of any failure to occur of the Reverse/Forward Stock Split and should not be viewed as accurate or continuing in that context. Accordingly, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those reflected in the projections. We do not intend to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The projections are forward-looking statements. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Information on other important potential risks and uncertainties not discussed herein may be found in our filings with the Commission, including our Annual Report on Form 10-K for the year ended January 31, 2009, our Quarterly Reports on Form 10-Q for the quarterly periods ended May 2, 2009 and August 1, 2009 as well as the discussion herein under “Forward-Looking Statements.”

As of the date hereof, there have been no material changes in our operations or performance, and we have not updated any of the projections or assumptions that we provided to Greene Holcomb and upon which Greene Holcomb based its opinion.  On or before December 15, 2009 we intend to file our quarterly report on Form 10-Q for our third fiscal quarter ending October 31, 2009, announcing our results of operations for that quarter.  Our results of operations are subject to significant variability and seasonality.  Our fourth fiscal quarter is our largest fiscal quarter by revenue and has a significant impact on our results of operations for our fiscal year.  The projections we provided to Greene Holcomb are not necessarily indicative of results that we will achieve for our full fiscal year ending January 30, 2010.

Federal Income Tax Consequences of the Reverse/Forward Stock Split

The following is a summary of the material United States federal income tax consequences of the Reverse/Forward Stock Split to a United States holder of our common stock.  It is not a complete analysis of all the potential tax considerations relating thereto.  This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof.  These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below.  We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction or the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Reverse/Forward Stock Split, whether or not any such transactions are undertaken in connection with the Reverse/Forward Stock Split. This summary applies only to shareholders who hold our stock as a capital asset.  In addition, this discussion does not address tax considerations applicable to a shareholder’s particular circumstances or to shareholders that may be subject to special tax rules, including, without limitation:

•                  banks, insurance companies or other financial institutions;

•                  persons subject to the alternative minimum tax;

•                  tax-exempt organizations;

•                  dealers in securities or currencies;

•                  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•                  persons other than United States Holders (as defined below);

•                  certain former citizens or long-term residents of the United States;

•                  persons who own our common stock in multiple brokerage accounts;

•                  persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•                  persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership.  Accordingly, partnerships holding our common stock and partners in such partnerships should consult their tax advisors.

As used herein, a United States Holder is a beneficial owner of shares of common stock who or that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a United States court has the authority to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined under the Code) are authorized to control all substantial decisions of the trust or (B) it has a valid election in place to be treated as a U.S. person. An individual may, subject to certain exceptions, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year).

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Gander Mountain Company

We will not recognize taxable income, gain or loss in connection with the Reverse/Forward Stock Split.

Shareholders Receiving No Cash

A shareholder who receives no cash in the transaction generally will not recognize gain or loss or dividend income as a result of the Reverse/Forward Stock Split, and the tax basis (as adjusted for the Reverse/Forward Stock Split) and holding period of such shareholder in shares of pre-split common stock will carry over as the tax basis and holding period of such shareholder’s shares of post-split common stock.

Shareholders Who Receive Cash

A shareholder who receives cash in the Reverse/Forward Stock Split in exchange for such shareholder’s common stock will be treated as having such shares redeemed in a taxable transaction governed by Section 302 of the Code.  Depending on a shareholder’s situation, the transaction will be taxed as either a sale of the redeemed shares or as a cash distribution as discussed more fully below.

Treatment as a Sale.  Under Section 302 of the Code, the receipt of cash in the Reverse/Forward Stock Split will be treated as a sale of the redeemed shares (rather than as a distribution with respect to our stock) if the redemption (i) is “substantially disproportionate” with respect to the shareholder, (ii) results in a “complete termination” of the shareholder’s interest in the Company or (iii) is “not essentially equivalent to a dividend” with respect to the shareholder. These tests (the “Section 302 tests”) are explained more fully below.

If any one of the Section 302 tests is satisfied with respect to a shareholder, such shareholder will recognize capital gain or loss equal to the difference between the amount of cash received by the shareholder in the Reverse/Forward Stock Split and the shareholder’s adjusted tax basis in the redeemed shares. If the shares have been held for more than one year, the gain or loss will be long-term capital gain or loss. The amount of any gain or loss, and whether the gain or loss is long-term, must be determined separately with respect to different blocks of stock held by a shareholder.  For U.S. taxpayers other than corporations, net long-term capital gain from the sale of shares held for more than one year is taxed at a maximum federal income tax rate of 15%.  The deductibility of a capital loss is subject to certain limitations.

Constructive Ownership of Stock.  In determining whether any of the Section 302 tests is satisfied, a shareholder must take into account not only shares actually owned by the shareholder but also shares that are constructively owned pursuant to Section 318 of the Code.  Under Section 318, a shareholder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals and entities in which the shareholder has an interest, or, in the case of shareholders that are entities, by certain individuals or entities that have an interest in the shareholder, as well as any shares the shareholder has a right to acquire by exercise of an option or by the conversion or exchange of a security.

Application of Section 302 Tests.  One of the following tests must be satisfied in order for the receipt of cash in the Reverse/Forward Stock Split to be treated as a sale of the redeemed shares.

(a) Substantially Disproportionate Test.  The receipt of cash by a shareholder will be substantially disproportionate with respect to the shareholder if

(i) the shareholder owns, actually and constructively, less than 50% of the total combined voting power of all classes of stock entitled to vote immediately after the Reverse/Forward Stock Split, and

(ii) the percentage of the common stock actually and constructively owned by the shareholder immediately following the Reverse/Forward Stock Split (treating all shares redeemed pursuant to the Reverse/Forward Stock Split as not outstanding) is less than 80% of the percentage of the common stock actually and constructively owned by the shareholder immediately before the Reverse/Forward Stock Split (treating all shares redeemed pursuant to the Reverse/Forward Stock Split as outstanding).

(b) Complete Termination Test.  The receipt of cash by a shareholder will be a complete termination of the shareholder’s interest in the Company if either

(i) all of the shares actually and constructively owned by the shareholder are redeemed pursuant to the Reverse/Forward Stock Split or

(ii) all of the shares actually owned by the shareholder are redeemed pursuant to the Reverse/Forward Stock Split and the shareholder is eligible to waive, and effectively waives, the attribution of shares constructively owned by the shareholder under the family attribution rules in accordance with the procedures described in Section 302(c)(2) of the Code.

Shareholders should consult their tax advisors as to whether such an election is available and, if so, whether such an election is desirable.

(c) Not Essentially Equivalent to a Dividend Test.  The receipt of cash by a shareholder will not be essentially equivalent to a dividend if the redemption of the shareholder’s shares pursuant to the Reverse/Forward Stock Split results in a “meaningful reduction” of the shareholder’s proportionate interest (both actual and constructive) in the Company. Whether the receipt of cash by a shareholder will result in a meaningful reduction of the shareholder’s proportionate interest will depend on the shareholder’s particular facts and circumstances. However, the IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation, who exercises no control over corporate affairs, may constitute such a “meaningful reduction.” Shareholders expecting to rely upon the “not essentially equivalent to a dividend” test should consult their own tax advisors as to its application in their particular situation.

All shares redeemed from shareholders and related parties in the Reverse/Forward Stock Split will be taken into account in determining whether any particular shareholder meets one of the Section 302 tests. Further, although the issue is not free from doubt, a shareholder may be able to take into account acquisitions or dispositions of shares (including market purchases and sales) that occur substantially contemporaneously with the Reverse/Forward Stock Split in determining whether any of the Section 302 tests is satisfied.

Treatment as a Cash Distribution.  If a shareholder does not satisfy any of the Section 302 tests, the receipt of cash in the Reverse/Forward Stock Split will be treated as a cash distribution, which is treated (i) first, as a taxable dividend to the extent of the shareholder’s allocable share of our current or accumulated earnings and profits, if any; (ii) second, as a tax-free return of capital to the extent of the shareholder’s tax basis in our shares; and (iii) finally, as gain from the sale or exchange of our shares.

We did not have accumulated earnings and profits at the end of the 2008 taxable year, nor do we expect to have current or accumulated earnings and profits as of the end of the 2009 taxable year.  Accordingly, it is unlikely that shareholders will recognize dividend income even if Section 302 of the Code results in the treatment of cash amounts as a “distribution” for a particular shareholder.  Although we do not expect to have current or accumulated earnings and profits, there can be no assurance of such result until after the closing of our current taxable year.  In the event we do have current or accumulated earnings and profits as of the end of our taxable year during which the

Reverse/Forward Stock Split occurs, shareholders who do not meet any of the Section 302 tests could recognize dividend income as a result of the Reverse/Forward Stock Split.

Under current law, “qualified dividend income” received by a U.S. taxpayer other than a corporation is subject to a maximum federal income tax rate of 15%, provided that certain holding period and other requirements are met. We recommend that shareholders consult their own tax advisors regarding the applicability of the reduced tax rates to the portion of the redemption proceeds, if any, that is treated as a dividend. If the redemption proceeds are treated as dividend income to a particular shareholder but do not constitute “qualified dividend income,” then such dividend income will be taxable to the shareholder as regular ordinary income (at federal tax rates as high as 35%).

Special Rules for Corporate Shareholders.  To the extent that the receipt of cash by a corporate shareholder is treated as a dividend, the shareholder generally will be entitled to a dividends-received deduction equal to 70% of the dividend, subject to applicable limitations, including those relating to “debt-financed portfolio stock” under Section 246A of the Code and to the 45-day holding period requirement of Section 246(c) of the Code. Also, since it is expected that redemptions of stock pursuant to the Reverse/Forward Stock Split will not be pro rata as to all shareholders, any amount treated as a dividend to a corporate shareholder generally is expected to constitute an “extraordinary dividend” subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in regulations yet to be promulgated by the Treasury Department). Under Section 1059 of the Code, the corporate shareholder must reduce the tax basis of its stock by the tax-deductible portion of the dividend. Also, if the deductible portion of an extraordinary dividend exceeds the shareholder’s tax basis for the stock, the shareholder must treat any such excess as gain from the sale or exchange of the stock.

Information Reporting and Backup Withholding Tax

We are required to furnish to the holders of common stock, other than corporations and other exempt holders, and to the IRS, information with respect to distributions paid on the common stock.

You may be subject to backup withholding at the rate of 28% with respect to proceeds received from a disposition of the shares of common stock.  Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding.  You will be subject to backup withholding if you are not otherwise exempt and you (i) fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number; (ii) furnish an incorrect TIN; (iii) are notified by the IRS that you have failed to properly report payments of interest or dividends; or (iv) fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.  Backup withholding is not an additional tax but, rather, is a method of tax collection.  You generally will be entitled to credit any amounts withheld under the backup withholding rules against your United States federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

GENERAL INFORMATION ABOUT THE REVERSE/FORWARD STOCK SPLIT

Description of Funding Obligation and Offers to Purchase

The funding for the cash payment for the fractional shares in connection with the Reverse/Forward Stock Split will be provided by Gratco and Holiday.  On September 27, 2009, we entered into a separate Funding Agreement with each of Holiday and Gratco pursuant to which each of Holiday and Gratco agreed to provide the funding for the payments to holders of fractional shares.

Pursuant to the terms of the Funding Agreements, the amount of  funding required to be provided by each of Gratco and Holiday will be determined in a manner that will result in the Gratco Group and the Holiday Group each owning the same number of shares following the transaction.  If all of the shares not held by the Gratco Group or the Holiday Group are either cashed out as a result of the Reverse/Forward Stock Split or are repurchased pursuant to the Offers to Purchase, the aggregate funding obligation would be approximately $29.6 million, which would be allocated to the Gratco Group in the amount of approximately $9.9 million and the Holiday Group in the amount of approximately $19.7 million.  If either Holiday or Gratco fails to fund the appropriate portion of the costs associated with the Reverse/Forward Stock Split the transaction may be terminated unless the other shareholder assumes the defaulted funding obligation.

Pursuant to the Funding Agreements, within 30 days following the latest to occur of (i) effectiveness of the Reverse/Forward Stock Split, (ii) deregistration of our common stock under the Securities Exchange Act of 1934 and (iii) delisting of our common stock from the Nasdaq Global Market, Holiday and Gratco have each separately agreed to make a written offer to purchase all shares of common stock held by continuing shareholders who retain their common stock immediately following the Reverse/Forward Stock Split (other than those shares held by the Holiday Group or the Gratco Group).  The Offers to Purchase will be at the same $5.15 per share price paid to shareholders who received a cash payment as a result of the Reverse/Forward Stock Split.  After the Offers to Purchase are made, they will remain open for a period of 60 days.  Continuing shareholders who retain their common stock immediately following the Reverse/Forward Stock Split will receive information regarding the Offers to Purchase directly from Holiday and Gratco when the offers are made.

Other Covenants

Gratco and Holiday have agreed to indemnify us in the event we are required to pay more than $5.15 per share to any current or former shareholder as a result of the transaction, but this indemnification does not apply to legal expenses.  Our company, Gratco and Holiday have also agreed, pursuant to the terms of the Funding Agreements, not to amend our bylaws in a manner that would adversely affect the indemnification rights as in effect on September 27, 2009 and to provide directors’ and officers’ liability insurance policies in favor of our current directors for six years following the consummation of the Offers to Purchase.  In addition, each of the parties to the Funding Agreements agreed to use commercially reasonable best efforts to complete the deregistration and delisting of the common stock as soon as practicable following the effectiveness of the Reverse/Forward Stock Split.  We additionally agreed not to issue, sell, pledge, adjust, split, combine, subdivide, reclassify, redeem or repurchase any of our capital stock, or declare or pay any dividend with respect to our capital stock before the effectiveness of the Reverse/Forward Stock Split.

Representations and Warranties

The Funding Agreements contain representations and warranties from our company regarding certain aspects of the transactions. Our representations and warranties relate to, among other things:

•                  due incorporation, valid existence and good standing;

•                  capitalization;

•                  corporate power and authority to enter into and perform the obligations under the Funding Agreements;

•                  absence of any conflict or violation of organizational documents or applicable laws as a result of entering into and carrying out the obligations under the Funding Agreements;

•                  absence of any pending or threatened litigation challenging the validity of the Funding Agreement or the Reverse/Forward Stock Split;

•                  the receipt of a fairness opinion from Greene Holcomb; and

•                  the due authorization of the shares to be issued to Gratco and Holiday in connection with the transaction.

Each of Gratco and Holiday also made certain representations and warranties to us in connection with their respective Funding Agreements.  The representations and warranties of Gratco and Holiday relate to, among other things:

•                  due incorporation, valid existence and good standing;

•                  corporate power and authority to enter into and perform the obligations under the Funding Agreement and the enforceability of the Funding Agreement;

•                  absence of any conflict or violation of organizational documents, contracts or applicable laws as a result of entering into and carrying out the obligations under the Funding Agreement;

•                  the availability of funds to satisfy obligations under the Funding Agreement;

•                  the accuracy of the information supplied to us in connection with filings with the Commission;

•                  absence of any pending or threatened litigation challenging the validity of the Funding Agreement or the Reverse/Forward Stock Split;

•                  absence of any broker, finder or investment banker entitle to a brokerage, finder’s or other fee or commission payable by us in connection with the transactions contemplated by the Funding Agreement;

•                  absence of any need for consent, approval, authorization or registration with any governmental authority;

•                  status as an accredited investor and the acquisition of our shares of without a view to distribution thereof;

•                  receipt of information from us and sophistication of Gratco or Holiday, as applicable;

•                  absence of any governmental review or recommendation of our common stock;

•                  lack of registration of the transaction under the Securities Act and acknowledgement of transfer restrictions applicable to the shares of common stock acquired in the transaction; and

•                  residency.

Conditions to the Reverse/Forward Stock Split

The transactions contemplated by the Funding Agreements are conditioned upon the satisfaction of certain conditions, including but not limited to:

•                  the reverse stock split not resulting in the cancellation of in excess of 20% of our outstanding shares of common stock;

•                  the reverse stock split resulting in our ceasing to be an “Issuing Public Corporation” as defined in Section 302A.011 of the MBCA;

•                  the accuracy of the representations and warranties in the Funding Agreements;

•                  clearance by the Securities and Exchange Commission of the Schedule 13E-3 filed in connection with the transaction; and

•                  the satisfaction of the covenants applicable to Gratco and Holiday in the Funding Agreements.

Termination of the Funding Agreements

In addition, the Funding Agreements may be terminated under certain circumstances, including, but not limited to:

•                  if at any time prior to completion of the transaction the special committee determines that the transaction is no longer in the best interests of our company or our unaffiliated shareholders;

•                  Gratco or Holiday fail to fund the required amounts under the Funding Agreements and these funding obligations are not assumed by the other principal shareholder;

•                  any claim, action, suit or proceeding is brought by a governmental authority, or any governmental authority has issued an order, that has the effect of making the transactions illegal;

•                  with the mutual consent of the parties;

•                  upon a material breach of a covenant, representation or warranty contained in the Funding Agreements; or

•                  the failure to consummate the transactions by March 31, 2010.

Fees and Expenses

The following is an estimate of the costs incurred or expected to be incurred by us in connection with the Reverse/Forward Stock Split.  Final costs of the transactions may be more or less than the estimates shown below.  We will be responsible for paying these costs.  Please note that the following estimate of costs does not include the cost of paying for shares of those shareholders holding fewer than 30,000 shares pursuant to the Reverse/Forward Stock Split, which we currently estimate to be approximately $23.9 million in the aggregate (although this amount could increase or decrease depending on how many shares we are actually required to cash-out upon consummation of the Reverse/Forward Stock Split, which will depend in part on whether shareholders who presently own less than 30,000 shares buy additional shares in order to remain shareholders following the Reverse/Forward Stock Split and whether shareholders who presently own 30,000 or more shares sell shares in order to participate in the cash-out).  The costs set forth below include a director and officer insurance tail policy that we anticipate purchasing upon termination of our public company status.  This policy will provide coverage for our current directors and officers in lieu of the existing director and officer insurance.

Legal fees	$1,000,000
Transfer and exchange agent fees	12,850
Greene Holcomb financial advisor fees	661,500
Printing and mailing costs	25,000
Special committee compensation	20,000
Additional financial advisor fees	169,117
Miscellaneous (including Commission filing fees)	16,977
Total	$1,905,444

Regulatory Approvals

The Reverse/Forward Stock Split is not subject to any regulatory approvals.

Appraisal Rights

No appraisal rights are available under either the MBCA or our articles of incorporation to any shareholder in connection with the Reverse/Forward Stock Split.

Effective Date of the Reverse/Forward Stock Split

The Reverse/Forward Stock Split will become effective by filing articles of amendment to our articles of incorporation with the Secretary of State of the State of Minnesota.  We will determine when such filings will occur, but we anticipate filing the articles of amendment to our articles of incorporation as soon as practicable after the date that is 20 days after the date of the mailing of this information statement.   After the Reverse/Forward Stock Split is effective, certificates representing shares of common stock held by shareholders holding fewer than 30,000 shares will be deemed to represent only the right to receive a cash payment equal to $5.15 per share for each share held by such shareholder immediately preceding the Reverse/Forward Stock Split.  Certificates representing shares of common stock held by our shareholders who remain shareholders after the Reverse/Forward Stock Split will continue to represent the shares of common stock held by them.

Please note, we intend to treat shareholders holding our common stock in “street name” (i.e., in a brokerage account) in the same manner as record holders. Prior to the effective date of the Reverse/Forward Stock Split, we will conduct an inquiry of all brokers, banks and other nominees that hold shares of our common stock in street name, ask them to provide us with information on how many shares held by beneficial holders will be cashed out, and request that they effect the Reverse/Forward Stock Split for those beneficial holders.  However, these banks, brokers and other nominees may have different procedures than registered shareholders for processing the Reverse/Forward Stock Split.  If you hold your shares in “street name,” you are not considered to be the record holder of those shares.  Accordingly, even though your broker, bank or other nominee is expected to provide our Exchange Agent with information regarding the beneficial ownership positions it holds, if you wish to ensure that your ownership position is accurately reported to the Exchange Agent and that you promptly receive your payment, you should instruct your brokers, banks or other nominee to transfer your shares into a record account in your name immediately.

Termination of Exchange Act Registration

Our common stock is currently registered under the Securities Exchange Act of 1934.  We are permitted to terminate this registration if there are fewer than 300 record holders of outstanding shares of our common stock.  As of the date of this information statement, we have fewer than 300 record holders of our common stock.  We anticipate that upon announcement of our plan to terminate this registration under the Securities Exchange Act of 1934, some of the brokers, banks and other nominees holding shares of our common stock may have the shares registered in the name of the current street name holders, which could increase our number of record holders. Therefore, we are undertaking the Reverse/Forward Stock Split.  Upon the effectiveness of the Reverse/Forward Stock Split, we expect to continue to have fewer than 300 record holders of our common stock.  We intend to terminate the registration of our common stock under the Securities Exchange Act of 1934 and delist our common stock from the Nasdaq Global Market as promptly as possible after the effective date of the Reverse/Forward Stock Split.  See the disclosure under the caption “Special Factors—Effects of the Reverse/Forward Stock Split” in this information statement.

Exchange of Certificates for Cash Payment

We will file articles of amendment to our articles of incorporation effecting the Reverse/Forward Stock Split with the Office of the Secretary of State of the State of Minnesota as soon as practicable after the date that is 20 calendar days after the mailing date of this information statement.  Wells Fargo Bank, N.A. has been appointed as the Exchange Agent to carry out the exchange of certificates for the cash payment of $5.15 per pre-split share.

As soon as practicable after the Effective Date, holders of fewer than 30,000 shares will be notified and sent a letter of transmittal and instructed how to transmit their certificates representing shares of common stock to the Exchange Agent.  Upon proper completion and execution of the letter of transmittal, and the return of the letter of transmittal and accompanying stock certificate(s) to the Exchange Agent, each shareholder entitled to receive payment will receive payment from the Exchange Agent as outlined in the letter of transmittal.  Shareholders should allow for approximately five business days after mailing for the Exchange Agent to receive the letter of transmittal and accompanying stock certificate and approximately seven to 10 business days following receipt of properly completed materials by the Exchange Agent for payment to be made.  In the event we are unable to locate a shareholder, or if a shareholder fails to properly complete, execute and return the letter of transmittal and accompanying stock certificate to the Exchange Agent, any funds payable to such shareholder pursuant to the Reverse/Forward Stock Split will be held in escrow until a proper claim is made, subject to applicable abandoned property laws.  Holders of fewer than 30,000 shares of common stock on the effective date of the Reverse/Forward Stock Split will receive in exchange a cash payment in the amount of $5.15 per pre-split share.  Holders of at least 30,000 shares of common stock will continue to hold the same number of shares of common stock as they held prior to the Reverse/Forward Stock Split, with no cash payment.

No service charges will be payable by shareholders in connection with the exchange of certificates for cash.  All such expenses will be borne by us except for expenses, if any, imposed by your nominee.  In the event that any certificate representing shares of common stock is not presented, the applicable cash payment will be administered in accordance with the relevant state abandoned property laws.  Until the cash payments have been delivered to the appropriate public official pursuant to the abandoned property laws, such payments will be paid to the holder of the eligible certificate or his, her or its designee, without interest, at such time as the shares of common stock have been properly presented for exchange.

Conduct of Our Business After the Reverse/Forward Stock Split

After consummation of the Reverse/Forward Stock Split, we expect our business and operations generally to continue as they are currently being conducted.   We do not expect to have any changes in our management; we currently anticipate that all of our directors other than Mr. Pratt, Mr. R. Erickson and Mr. G. Erickson will resign from our board of directors following the consummation of the Reverse/Forward Stock Split, although we do not know at this time who would serve as members of our board after consummation of the Reverse/Forward Stock Split.

As a result of the Reverse/Forward Stock Split, we expect to realize management time and cost savings as a result of terminating our public company status.  When the Reverse/Forward Stock Split is consummated, all persons owning fewer than 30,000 shares of common stock at the effective time of the Reverse/Forward Stock Split will no longer have any equity interest in us, will not be shareholders and will therefore not participate in our future potential earnings and growth.

Other than as described in this information statement, neither we nor our management has any current plans or proposals to (i) effect any extraordinary corporate transaction, such as a merger, reorganization or liquidation; (ii) sell or transfer any material amount of our assets; (iii) change our board or management; (iv) materially change our indebtedness or capitalization; or (v) otherwise effect any material change in our corporate structure or business.

Recommendation of the Board of Directors

The board believes that the Reverse/Forward Stock Split is fair to our unaffiliated shareholders, including those whose interests are being cashed out pursuant to the Reverse/Forward Stock Split and those who will retain an equity interest in us subsequent to the consummation of the Reverse/Forward Stock Split.  The discussion above, under the caption “Special Factors—Factors Considered in Determining Fairness—Substantive Fairness,” summarizes the material factors, both positive and negative, considered by the board in reaching its fairness determination.  For the reasons described above under the caption “Special Factors—Factors Considered in Determining Fairness—Procedural Fairness,” the board also believes that the process by which the transaction has been approved is fair to all unaffiliated shareholders, including those whose interests are being cashed out pursuant to the Reverse/Forward Stock Split and those who will retain an equity interest in us subsequent to the consummation of the Reverse/Forward Stock Split.

In consideration of the factors discussed under the captions “Special Factors—Purposes of and Reasons for the Reverse/Forward Stock Split,” “Special Factors—Strategic Alternatives Considered by the board,” “Special Factors—Effects of the Reverse/Forward Stock Split,” “Special Factors—Factors Considered in Determining Fairness” and “Special Factors—Background of the Reverse/Forward Stock Split,” the board unanimously approved the Reverse/Forward Stock Split and related transactions, on September 27, 2009.

Reservation of Rights

The board concluded that the Reverse/Forward Stock Split is in our best interest and the best interest of our shareholders receiving cash in lieu of fractional interests and shareholders who will retain an equity interest in us subsequent to the consummation of the Reverse/Forward Stock Split, and thus recommended a vote to approve the Reverse/Forward Stock Split and the articles of amendment to our articles of incorporation as revised to reflect the 1-for-30,000 reverse stock split and the 30,000-for-1 forward stock split.  Nonetheless, the board believes that it is prudent to recognize that, between the date of this information statement and the date that the Reverse/Forward Stock Split will become effective, factual circumstances could possibly change again such that it might not be appropriate or desirable to effect the Reverse/Forward Stock Split at that time or on the terms currently proposed.  Such factual circumstances could include a material change in our business or financial condition or litigation affecting our ability to proceed with the Reverse/Forward Stock Split.  If the board decides to withdraw or modify the Reverse/Forward Stock Split, the board will notify the shareholders of such decision promptly in accordance with applicable rules and regulations.

Provisions for Unaffiliated Shareholders

We have not made any provisions for unaffiliated shareholders to access our corporate files or the corporate files of any of the other Filing Persons or to obtain counsel in connection with the Reverse/Forward Stock Split at our expense or the expense of any of the other Filing Persons, unless otherwise required by MBCA.

Offers to Purchase

Pursuant to the Funding Agreements, within 30 days following the latest to occur of (i) effectiveness of the Reverse/Forward Stock Split, (ii) deregistration of our common stock under the Securities Exchange Act of 1934 and (iii) delisting of our common stock from the Nasdaq Global Market, Holiday and Gratco have each separately agreed to make a written offer to purchase shares of common stock held by continuing shareholders who retain their common stock immediately following the Reverse/Forward Stock Split (other than those shares held by the Holiday Group and the Gratco Group).  The Offers to Purchase to purchase will be at the same $5.15 per share price paid to shareholders who received a cash payment as a result of the Reverse/Forward Stock Split.  After the Offers to Purchase are made, they will remain open for a period of 60 days.  Continuing shareholders who retain their common stock immediately following the Reverse/Forward Stock Split will receive information regarding these offers directly from Holiday and Gratco when the offers are made.

INFORMATION ABOUT THE COMPANY

Price Range of Common Stock

Our common stock is quoted on the Nasdaq Global Market under the symbol GMTN. The following table sets forth, for the periods indicated, the range of high and low bid quotations for our common stock on the Nasdaq Global Market. The reported bid quotations reflect inter-dealer prices without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

	High	Low

Year Ending January 31, 2010
First Quarter	$3.93	$1.65
Second Quarter	6.49	3.75
Third Quarter	6.06	3.72
Fourth Quarter (through December 4, 2009)	5.08	4.90

Year Ended January 31, 2009
First Quarter	6.95	4.33
Second Quarter	5.15	2.69
Third Quarter	3.93	1.40
Fourth Quarter	2.75	0.97

Year Ended January 31, 2008
Third Quarter	11.19	4.95
Fourth Quarter	5.83	4.00

On September 25, 2009, the last trading day before the announcement of the going-private transaction, the closing price of our common stock on the Nasdaq Global Market was $3.82 per share.  On September 28, 2009, the date on which we publicly announced our intent to effect a going-private transaction, the closing price of our common stock on the Nasdaq Global Market was $5.10 per share.

Dividends

We have never declared or paid any cash dividends on our shares of common stock. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. Any payment of cash dividends in the future will be at the discretion of our board and will depend upon our results of operations, earnings, capital requirements, contractual restrictions, outstanding indebtedness and other factors deemed relevant by our board. In addition, our credit facility restricts our ability to pay cash dividends or other non-stock distributions on any shares of our capital stock.

Prior Public Offerings and Stock Purchases

We have not made an underwritten offering of our common stock for cash in the past three years nor have we repurchased any of our common stock in the past two years.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the ownership of our common stock as of December 4, 2009 by (i) each member of the Holiday Group (and certain related parties); (ii) each member of the Gratco Group; (iii) each other holder known by us to be the beneficial owner of more than 5% of our common stock; and (iv) each of our directors and current executive officers.  Unless otherwise stated, the address and phone number for all directors and executive officers is c/o Gander Mountain Company, 180 East Fifth Street, Suite 1300, Saint Paul, Minnesota 55101, (651) 325-4300.

Name of Beneficial Owner or Identity of Group (1)	Number of Shares Beneficially Owned Prior to the Reverse/Forward Stock Split		Percentage of Total

Non-employee directors (other than Gerald Erickson and Ronald Erickson):
Karen M. Bohn	35,607	(2)	*
Marshall L. Day	34,207	(3)	*
Richard C. Dell	46,207	(4)	*

Executive Officers (other than Mr. Pratt):
Michael Owens	—
Eric R. Jacobsen	144,631	(5)	*
Mark A. Bussard	71,667	(6)	*
Kerry D. Graskewicz	26,250	(7)	*
Robert J. Vold	55,858	(8)	*
Lawrence (“Casey”) Ramm	19,583	(9)	*
Steven Uline	—

Filing Persons and Related Parties:
Holiday Stationstores, Inc.	7,535,829	(10)	30.3%
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

Arthur T. Erickson, II	7,637,624	(11,12)	30.7%
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

Brian A. Erickson	7,618,302	(11,13)	30.6%
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

Neal D. Erickson	7,648,565	(11,14)	30.7%
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

Richard A. Erickson	7,680,515	(11,15)	30.9%
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

Gerald A. Erickson	140,619	(16)	*
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

Ronald A. Erickson	7,694,884	(11,17)	30.9%
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

Charles E. Pihl	7,558,020	(11, 18)	30.4%
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

David C. Pratt	10,166,255	(19)	42.0%
7701 Forsyth Boulevard, Suite 1125
St. Louis, Missouri 63105
(314) 727-5800

David C. Pratt Irrevocable Grantor Retained Annuity Trust, dated 12/1/92	1,400,000	(20)	5.8%
7701 Forsyth Boulevard, Suite 1125
St. Louis, Missouri 63105
(314) 727-5800

Gratco, LLC	8,766,255	(21)	36.2%
7701 Forsyth Boulevard, Suite 1125
St. Louis, Missouri 63105
(314) 727-5800

Brent G. Blackey	—		—
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

Lynn M. Anderson	12,250	(22)	*
4567 American Boulevard West
Minneapolis, Minnesota 55437
(952) 830-8700

Other beneficial owners:
Dimensional Fund Advisors LP	1,490,743	(23)	6.2%
Palisades West, Building One 6300 Bee Cave Road
Austin, Texas, 78746
(512) 306-7400

*                 Less than 1%.

(1)          Applicable percentages with respect to shares beneficially owned prior to the Reverse/Forward Stock Split are based on 24,197,733 shares of our common stock outstanding.

(2)          Ms. Bohn directly owns 5,607 shares of common stock.  Ms. Bohn may be deemed to possess beneficial ownership of 400 shares of common stock held by her children.  Ms. Bohn also holds options to purchase 30,000 shares of common stock that vest within 60 days.

(3)          Mr. Day directly owns 4,207 shares of common stock.  Mr. Day also holds options to purchase 30,000 shares of common stock that vest within 60 days.

(4)          Mr. Dell directly owns 16,207 shares of common stock.  Mr. Dell also holds options to purchase 30,000 shares of common stock that vest within 60 days.

(5)          Mr. Jacobsen directly owns 34,631 shares of common stock.  Mr. Jacobsen also holds options to purchase 110,000 shares of common stock that vest within 60 days.

(6)          Mr. Bussard owns no direct shares of the company.  Mr. Bussard holds options to purchase 71,667 shares of common stock that vest within 60 days.

(7)          Mr. Graskewicz owns no direct shares of the company.  Mr. Graskewicz holds options to purchase 26,250 shares of common stock that vest within 60 days.

(8)          Mr. Vold directly owns 8,358 shares of common stock.  Mr. Vold also holds options to purchase 47,500 shares of common stock that vest within 60 days.

(9)          Mr. Ramm owns no direct shares of the company.  Mr. Ramm holds options to purchase 19,583 shares of common stock that vest within 60 days.

(10) Includes 680,220 shares that Holiday has the right to acquire in advance of the Reverse/Forward Stock Split pursuant to the Funding Agreement.  Does not include additional shares to be issued to Holiday in connection with funding the Reverse/Forward Stock Split pursuant to the Funding Agreement.  Holiday possesses sole voting and investment power with respect to the shares shown. Holiday’s board of directors, consisting of Arthur T. Erickson, II, Brian A. Erickson, Neal D. Erickson, Richard A. Erickson, Ronald A. Erickson and Charles E. Pihl, possess sole voting and dispositive control over the shares of our company owned by Holiday.

(11) Includes 6,855,609 shares owned by Holiday and 680,220 shares that Holiday has the right to acquire pursuant to the Funding Agreement, as to which the individual is deemed to have, as a result of the individual’s role as a director of Holiday, shared voting and investment power with the other directors of Holiday.

(12)    Includes 101,795 shares as to which Arthur T. Erickson, II has sole voting and investment power. Of these shares, Arthur T. Erickson, II disclaims beneficial ownership of (i) 18,991 shares held by the Gerald A. Erickson Irrevocable Trust of 1995 for the Benefit of Gerald A. Erickson, Jr. and (ii) 15,120 shares held by the Tristin O. Erickson Separate Trust U/A FBO Gerald A. Erickson, Jr., as to which Arthur T. Erickson, II acts as trustee.

(13)    Includes 82,473 shares as to which Brian A. Erickson has sole voting and investment power.

(14)    Includes 112,736 shares as to which Neal D. Erickson has sole voting and investment power.

(15) Includes 144,686 shares as to which Richard A. Erickson has sole voting and investment power.

(16) Includes 137,644 shares as to which Gerald A. Erickson has sole voting and investment power, and 10,000 shares that Mr. Erickson has the right to acquire upon the exercise of options that vest within 60 days.  Also includes 2,975 shares owned by Mr. Erickson’s spouse, as to which he may be deemed to have shared voting and investment power and as to which he disclaims beneficial ownership.  Mr. Erickson ceased being a Holiday director on September 18, 2007, and as of that date no longer was deemed to have shared voting or investment power with respect to shares of common stock owned by Holiday.

(17) Includes 138,055 shares as to which Ronald A. Erickson has sole voting and investment power, and 10,000 shares that Mr. Erickson has the right to acquire upon the exercise of options that vest within 60 days.  Also includes 11,000 shares owned by Mr. Erickson’s spouse, as to which he may be deemed to have shared voting and investment power and as to which he disclaims beneficial ownership.

(18) Includes 22,191 shares as to which Charles E. Pihl has sole voting and investment power.

(19) Based, in part, on the information contained in an amended Schedule 13D filed with the Commission on October 1, 2009 by Mr. Pratt, reflecting his beneficial ownership as of October 1, 2009.  The total included in the table reflects (a) Mr. Pratt’s fully vested options to purchase 20,000 shares of common stock, (b) 1,605 shares Mr. Pratt directly owns, (c) Gratco, LLC’s ownership of 8,766,255 direct shares of common stock, and (d) ownership of the David C. Pratt Irrevocable Grantor Retained Annuity Trust, dated 12/1/92 (the “GRAT”) of 1,400,000 direct shares of common stock.  The Schedule 13D was filed jointly with Mark R. Gale, as the owner and controlling person of the sole trustee of the GRAT.  For purposes of Section 13(d) of the Securities Exchange Act of 1934, securities held by the GRAT are deemed to be beneficially owned by Mr. Gale, as the owner and controlling person of the sole trustee.  Therefore, this information is provided for informational purposes only and Mr. Pratt and Mr. Gale disclaim beneficial ownership of the securities held by the GRAT.

(20) Based, in part, on the information contained in an amended Schedule 13D filed with the Commission on October 1, 2009 by Mr. Pratt, reflecting his beneficial ownership as of October 1, 2009. The total included in the table reflects the GRAT’s ownership of 1,400,000 direct shares of common stock and no other shares reported in the Schedule 13D.  The Schedule 13D was filed jointly with Mark R. Gale, as the owner and controlling person of the sole trustee of the GRAT.

(21) Based, in part, on the information contained in an amended Schedule 13D filed with the Commission on October 1, 2009 by Mr. Pratt, reflecting his beneficial ownership as of October 1, 2009.   Does not include additional shares to be issued to Gratco pursuant to the Funding Agreement in connection with funding the Reverse/Forward Stock Split.  The total included in the table reflects Gratco, LLC’s ownership of 8,766,255 direct shares of common stock and no other shares reported in the Schedule 13D.  The David C. Pratt Irrevocable Grantor Retained Annuity Trust possesses sole voting and investment control over the shares of our company owned by Gratco.  Mr. Gale and Mr. Pratt, as the controlling persons of the trustees of The David C. Pratt Irrevocable Grantor Retained Annuity Trust, have shared voting and dispositive control with respect to shares held by Gratco.

(22) Includes 10,000 shares that Ms. Anderson has the right to acquire upon the exercise of options.

(23) Based on information contained in a Schedule 13G filed with the Commission on February 9, 2009 reflecting the beneficial ownership of Dimensional Fund Advisors LP as of December 31, 2008.  Dimensional Fund Advisors LP reported sole voting power with respect to 1,490,743 shares and sole dispositive power with respect to 1,490,743 shares.

Financial Information

Summary Historical Financial Information

The following summary of consolidated financial information was derived from our audited consolidated financial statements as of and for each of the years ended February 3, 2007, February 2, 2008 and January 31, 2009 and from unaudited consolidated interim financial statements as of and for the 26 weeks ended August 2, 2008 and August 1, 2009.  In the opinion of management, all adjustments (consisting only of normal year-end accruals), which are necessary for a fair presentation of the financial position and results of operations, have been included.  The consolidated statements of earnings for the 26 weeks ended August 1, 2009 is not necessarily indicative of results for the full fiscal year.  This financial information is only a summary and should be read in conjunction with our historical financial statements and the accompanying footnotes.  Our audited consolidated financial statements as of and for the years ended February 2, 2008 and January 31, 2009 are hereby incorporated by reference to our Annual Report on Form 10-K for the year ended January 31, 2009 (File No. 000-50659) filed with the Commission on May 1, 2009.  Our unaudited consolidated financial statements as of and for the 26 weeks ended August 2, 2008 and August 1, 2009 are hereby incorporated by reference to our Quarterly Report on Form 10-Q for the period ended August 1, 2009 (File No. 000-50659) filed with the Commission on September 15, 2009.

	26 weeks	26 weeks	Fiscal Year
	August 1,	August 2,	52 weeks	52 weeks	53 weeks
	2009	2008	January 31,	February 2,	February 3,
(in thousands, except per share data)	(Unaudited)	(Unaudited)	2009	2008	2007
Sales	$476,067	$460,535	$1,064,569	$969,403	$911,438
Gross profit	111,271	109,512	270,489	240,754	224,716
Income (Loss) from operations	(20,312)	(19,511)	3,198	(11,319)	14,982
Net loss	$(25,980)	$(29,299)	$(15,497)	$(31,814)	$(13,242)

Per weighted-average common shares outstanding:
Income (Loss) from operations (1)	$(0.84)	$(0.81)	$0.13	$(0.54)	$0.99
Net loss (1)	$(1.07)	$(1.22)	$(0.64)	$(1.52)	$(0.88)

Weighted average common shares outstanding	24,196	24,069	24,102	20,913	15,100

(1)  Basic and diluted income (loss) per share are the same.

	August 1,	August 2,
	2009	2008	January 31,	February 2,
	(Unaudited)	(Unaudited)	2009	2008
Total current assets	$428,286	$456,238	$382,760	$433,770
Property and equipment, net	154,012	170,661	162,180	168,685
Goodwill	47,114	54,330	47,114	48,803
Acquired intangible assets, net	18,631	19,483	19,130	25,098
Other assets, net	1,693	2,079	1,936	3,576
Total assets	$649,736	$702,791	$613,120	$679,932

Total current liabilities	$420,222	$444,264	$349,461	$387,429
Long term debt	42,099	58,284	50,402	64,173
Other long term liabilities	33,207	34,784	33,352	34,510
Accumulated deficit	(125,008)	(112,830)	(99,028)	(83,531)
Total shareholders’ equity	154,208	165,459	179,905	193,820
Total liabilities and shareholders’ equity	$649,736	$702,791	$613,120	$679,932

Book value per share	$6.37	$6.87	$7.46	$9.27
Ratio of earnings to fixed charges	—	—	—	—
Earnings coverage deficiency	$25,540	$28,862	$14,810	$31,064

Book Value Per Share

As of August 1, 2009, our book value per share was $6.37.

Executive Officers and Directors

The following table sets forth as of December 4, 2009 the name and position of each person who serves us as an executive officer or director.  Unless otherwise stated in this information statement, the address of each officer and director is c/o Gander Mountain Company, 180 East Fifth Street, Suite 1300, Saint Paul, Minnesota 55101, and the business telephone number is (651) 325-4300.

Name	Position

Executives:
David C. Pratt	Chairman of the Board of Directors and Interim Chief Executive Officer
Michael Owens	Executive Vice President and Chief Operating Officer
Eric R. Jacobsen	Executive Vice President, General Counsel and Secretary
Mark A. Bussard	Senior Vice President, Retail Sales
Kerry D. Graskewicz	Senior Vice President, Inventory Management
Robert J. Vold	Senior Vice President, Chief Financial Officer and Treasurer
Lawrence (“Casey”) Ramm	Senior Vice President, Merchandising
Steven Uline	Senior Vice President, Marketing

Non-Employee Directors
Ronald A. Erickson	Vice Chairman of the Board of Directors and Director
Marshall L. Day	Lead Independent Director
Karen M. Bohn	Director
Richard C. Dell	Director
Gerald A. Erickson	Director

Executive Officer Biographies

David C. Pratt is the chairman of the board of directors and was appointed as our chief executive officer, on an interim basis, in September 2008.  Mr. Pratt is the former Chairman, President and Chief Executive Officer of United Industries, which he founded in 1969. He also is president of Rex Realty in Clayton, Missouri, and of DCP Investments, Inc., Three Forks Ranch Corp., Three Forks Aviation, Inc. and Three Forks Lodge, Inc. Mr. Pratt is also a minority owner of the St. Louis Cardinals major league baseball team.

Michael Owens joined our company as executive vice president and chief operating officer in January 2009. Prior to joining our company, Mr. Owens worked at Anheuser-Busch, a brewing company, for 27 years prior to his employment with us.  He served as Vice President of Business Operations from July 2007 through November 2008, as Vice President of Sales and Marketing from July 2005 through May 2007, and as Vice President of Sales and Wholesaler Operations from 2001 through June 2005.

Eric R. Jacobsen was promoted to executive vice president, general counsel and secretary in January 2009.  He joined us in May 2005 as senior vice president, general counsel and secretary. From November 1998 to November 2004, he served as general counsel for Northwestern Corporation, serving most recently as senior vice president and general counsel, and from 1995 to 1998 he served as vice president, general counsel and secretary of Lodgenet Entertainment Corporation. Previously, he was a partner in the law firm of Manatt, Phelps & Phillips in Los Angeles, California, specializing in corporate finance, mergers and acquisitions. Mr. Jacobsen holds a JD-MBA degree from the University of Southern California.

Mark A. Bussard was named senior vice president of retail sales in December 2006, with responsibility for driving sales and increasing communication between the stores and the merchant and marketing teams. He began his career at Gander Mountain in 1994 as a store manager in Michigan and progressed through roles as district manager and regional manager. In 2002, he joined the corporate staff, where he led the hunting and fishing merchant teams as divisional vice president. Before joining Gander Mountain, Mr. Bussard served as a store manager and as a regional recruiter of store managers for Quality Stores, Inc.

Kerry D. Graskewicz joined Gander Mountain in October 2005 as Vice President, Merchandise Planning and Replenishment. He was appointed Senior Vice President, Inventory Management in February 2008. From 2003 to 2005 he held various positions at Organized Living, most recently serving as Vice President of Merchandise Planning/Allocation/Space. Between 1992 and 2002 he progressed through several roles at Bath and Body Works, the last of which was Vice President of Merchandise Planning/Inventory Management. He began his career at May Department stores and has also held positions at Victoria’s Secret in merchandise planning and at Venture Stores in inventory management.

Robert J. Vold was named senior vice president, chief financial officer and treasurer in January 2007. He joined Gander Mountain in October 2005 as vice president, finance. Mr. Vold previously spent seventeen years in positions of increasing responsibility in finance at Norstan, Inc., including chief financial officer. He began his career with Arthur Andersen LLP.

Lawrence (“Casey”) Ramm was promoted to senior vice president, merchandising in January 2009. He began his career with Gander Mountain in 2004 in store operations. He was promoted to regional vice president of store operations in June 2006, and appointed senior vice president, marketing in April 2008. Mr. Ramm has over 20 years of experience in retail in the areas of operations, marketing and merchandising. Prior to joining Gander Mountain he most recently served as vice president of marketing for Academy Sports + Outdoors from 2001 to 2004.

Steven Uline joined Gander Mountain in January 2009 as senior vice president, marketing. Prior to joining Gander Mountain he served for 24-years in positions of increasing responsibility for Anheuser-Busch, where he distinguished himself in the company’s marketing group. Mr. Uline most recently served as Anheuser-Busch’s vice president of geographic marketing, field media and special event marketing. He was responsible for local marketing in the company’s largest beer markets and was involved in national marketing efforts. Prior to that he directed the company’s sports marketing.

Director Biographies

Karen M. Bohn is currently President of Galeo Group LLC, a strategic management resource for companies in governance, philanthropy, strategy and management effectiveness. Previously, she held a variety of positions with Piper Jaffray Companies, most recently as Chief Administrative Officer and member of the Management Committee. From March 2007 to October 2007, Ms. Bohn was the Interim Managing Director of The Children’s Theater Company, the largest children’s theater in North America. She also serves on several corporate and non-profit boards, including Otter Tail Corporation, a public diversified utility company.

Marshall L. Day served in various positions with Home Depot Inc. from 1986 through April 2000, serving as Senior Vice President—Finance from 1993 to 1995, Senior Vice President—Chief Financial Officer from 1995 to 1998 and Senior Vice President—Finance and Accounting from 1998 through April 2000. Since his retirement from Home Depot Inc. in April 2000, Mr. Day has served as an independent consultant.

Richard C. Dell has served as the Chief Executive Officer and a director of Ames True Temper, a manufacturer and marketer of non-powered lawn and garden tools and accessories, since January 2002.  Prior to joining Ames True Temper, Mr. Dell spent 27 years in a variety of positions at Newell Rubbermaid Inc., most recently as Group President.

Gerald A. Erickson has been a principal of Holiday Companies since its formation in December 1992 and has served on the board of directors and as Vice President of Holiday Companies since that time. Mr. Erickson has also served as Vice Chairman of the board of directors of Holiday Companies since 2003.  Mr. Erickson is also President and Treasurer of Holiday Stationstores, Inc.

Ronald A. Erickson is the Chief Executive Officer and Chairman of the board of directors of Holiday Companies, positions he has held since its formation in December 1992.  Mr. Erickson is also Chief Executive Officer, Chief Financial Officer and Secretary of Holiday Stationstores, Inc.  Mr. Erickson is also a member of the board of directors of Carriage Services, Inc., a public company engaged in the funeral services business.

Mr. R. Erickson and Mr. G. Erickson are first cousins.  There are no other family relationships among our directors and executive officers.

No natural person or entity set forth above (i) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (ii) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibition activities subject to, federal or state securities laws.  Each of the natural persons set forth above is a citizen of the United States.

Interests of our Executive Officers and Directors in the Reverse/Forward Stock Split

As a result of the Reverse/Forward Stock Split, we estimate that certain of our directors and executive officers and their affiliated entities will increase their collective beneficial ownership of our common stock from approximately 76.2% to 95.4%.  In the aggregate, we estimate that David Pratt who is part of the Gratco Group and Ronald Erickson and Gerald Erickson, who are part of the Holiday Group, will increase their collective beneficial ownership of our common stock from approximately 76.2% to 95.4% as a result of the Reverse/Forward Stock Split.  We estimate our other directors and executive officers will decrease their collective beneficial ownership of our common stock from approximately 1.8% to 1.7% as a result of the Reverse/Forward Stock Split.  Directors and officers who are not part of the Holiday Group or the Gratco Group and who hold less than 30,000 shares will be cashed-out at the same $5.15 per pre-split share price, but unexercised options held by such directors and officers will remain outstanding and unaffected.

INFORMATION ABOUT OTHER FILING PERSONS

The Holiday Group, the Gratco Group and Related Persons

For purposes of this information statement, the Filing Persons are those individuals and entities required under the rules of the Commission to provide certain disclosures to our shareholders in order for us to effect the Reverse/Forward Stock Split.  In addition to our company, as discussed above, the Filing Persons include each member of the Holiday Group and the Gratco Group.

Business and Background of Entities and Certain Related Persons

Arthur T. Erickson, II is, and during the past five years has been, a private investor.  He also is a principal of Holiday Companies, and has served on the board of directors of Holiday Companies since September 2007.

Brian A. Erickson is, and during the past five years has been, a private investor.  He also is a principal of Holiday Companies, and has served on the board of directors of Holiday Companies since November 2005.

Neal D. Erickson is, and during the past five years has been, a private investor.  He also is a principal of Holiday Companies, a position he has held since its formation in December 1992, and has served on the board of directors of Holiday Companies since that time.

Richard A. Erickson is, and during the past five years has been, a private investor.  He also is a principal of Holiday Companies, a position he has held since its formation in December 1992, and has served on the board of directors of Holiday Companies since that time.

Charles E. Pihl is, and during the past five years has been, a private investor.  He also is a principal of Holiday Companies, and has served on the board of directors of Holiday Companies since January 2004.

Holiday Stationstores, Inc., a Minnesota corporation, is an owner and franchisor of gasoline and convenience stores throughout the northern tier of the United States.

Brent C. Blackey has been Chief Operating Officer of Holiday Stationstores, Inc. since December 2004.  Prior to joining Holiday Stationstores, Inc., he was a partner with Ernst & Young LLP.

Lynn M. Anderson has been Executive Vice President and General Counsel of Holiday Stationstores, Inc. for more than five years.

David C. Pratt Irrevocable Grantor Retained Annuity Trust, dated 12/1/92, a trust created under the laws of Missouri, engages in the principal business of investing.

Gratco, LLC, a Missouri limited liability company, engages in the principal business of investing.

Dimensional Fund Advisors LP, a Delaware limited partnership, is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940 and serves as investment manager to certain other commingled group trusts and separate accounts.

No natural person or entity set forth above (i) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or (ii) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibition activities subject to, federal or state securities laws.  Each of the natural persons set forth above is a citizen of the United States.

See the information under the caption “Information About the Company — Executive Officers and Directors” for additional information on the Filing Persons.

Prior Share Purchases, Contacts, Transactions, Negotiations and Agreements Involving the Holiday Group, the Gratco Group and Related Persons

Guarantees by Holiday and Its Affiliates.

Holiday and its affiliates provide us with certain guarantees, though we do not pay them a fee for any of these guarantees.  Holiday and its affiliates currently guarantee our leases with third parties for seven of our stores.  The approximate aggregate amount of all payments due on or after October 6, 2009 for these leases as approximately $7,838,000.

Terms of Real Estate Agreements with Holiday

We lease space from Lyndale Terminal Co., an affiliate of Holiday, for our store located in Bemidji, Minnesota.  The lease continues through April 7, 2013, with options to extend the lease for an additional 15 years.  The approximate aggregate amount of all payments due on or after February 3, 2007 for this lease was $1,416,000, based on annual net rent of $210,000 through January 31, 2008, annual net rent of $231,000 beginning on February 1, 2009 and our payment of common area maintenance charges.  If we cease operating at the store for a period in excess of six months, Holiday may terminate this lease.

Reimbursement of Rex Realty Aircraft Expenses

We were billed by Rex Realty a total of $175,656 during the fiscal year ended February 2, 2008 and a total of $260,578 for the fiscal year ended January 31, 2009 for aircraft, fuel and other expenses for aircraft, fuel and other expenses related to our use of Rex Realty’s corporate aircraft.  A total of approximately $160,000 has been accrued for these expenses for the eight months ending October 3, 2009.  Mr. Pratt is the president and owner of Rex Realty.

Sublease of Airplane Hangar

During the fiscal years ended February 2, 2008 and January 31, 2009, we subleased hangar space for our corporate airplane from Anoka Airport Holdings, LLC, a company owned by Holiday Stationstores, Inc.  Our total rental payments, including fuel surcharges, were $34,200 for the fiscal year ended February 2, 2008,  $35,000 for the fiscal year ended January 31, 2009, and $23,200 for the eight months ending October 3, 2009.  We also share with Holiday the cost of an aircraft mechanic, our portion of which is approximately $3,305 per month.  The total cost of the aircraft mechanic was approximately $39,660 for the fiscal year ended January 31, 2009 and approximately $26,440 for the eight months ending October 3, 2009.

Three Forks Ranch Arrangements

We have entered into business arrangements with Three Forks Ranch, which is owned by Mr. Pratt, pursuant to which we are using the Three Forks Ranch brand on certain premium products sold in our stores and Three Forks Ranch is assisting us in promoting these products.  Our sales of Three Forks Ranch merchandise totaled $483,000 in for the fiscal year ended February 2, 2008, and we recorded royalty expense of $28,981 for that period.  Our sales of Three Forks Ranch merchandise totaled $741,866 for the fiscal year ended January 31, 2009, and we recorded royalty expense of $44,512 for that period.  Our sales of Three Forks Ranch merchandise totaled $707,766 for the eight months ending October 3, 2009, and we recorded royalty expense of $42,286 for that period.   For the eight months ending October 3, 2009, we paid Three Forks Ranch $23,614 for use of ranch facilities for business purposes and $29,587 for certain marketing programs.

Jeffrey Pratt Employment

Mr. Pratt’s son, Jeffrey Pratt, is employed by us as an airplane pilot at a compensation level determined by reference to market rates.

Stock Purchase and Term Loan Guarantees

In connection with our acquisition of Overton’s, Inc., on December 6, 2007, we entered into stock purchase agreements with Gratco and Holiday.  Pursuant to the stock purchase agreements, we sold an aggregate of 4,067,797 shares of common stock for a per share purchase price of $5.90, which was in excess of the closing market value per share of our common stock on the date of the stock purchase agreements.  Gratco purchased 3,065,000 shares for a purchase price of $18,083,500, and Holiday purchased 1,002,797 shares for a purchase price of $5,916,502.  The net proceeds were used to partially fund the acquisition of Overton’s.

Mr. Pratt and Holiday provided guaranties to the lender providing a $40 million term loan we obtained to partially fund the acquisition of Overton’s.  Mr. Pratt is guaranteeing up to $40 million of our obligations under the term loan, and Holiday is separately guaranteeing up to $9.9 million of our obligations under the term loan.  Neither Mr. Pratt nor Holiday received any consideration in exchange for their guaranties.

Unsecured Term Loans

On June 9, 2008, we entered into a $10 million term loan agreement with Gratco and Holiday. Amounts advanced under the agreements mature on December 31, 2009, bear interest at LIBOR plus 1%, and may be prepaid and re-borrowed without penalty until the maturity date.  The loans are unsecured and the loan agreement contains no restrictive covenants. Proceeds from the loans were used to reduce outstanding borrowings under our credit facility.

Registration Rights

In connection with our initial public offering, we entered into a registration rights agreement with certain members of the Holiday Group and their affiliates under which we have granted certain rights to these entities and individuals.  Pursuant to the registration rights agreement, each of these entities and individuals has the right to demand that we file a registration statement covering the offer and sale of their shares of our common stock, subject to aggregate offering price and total share requirements.  In addition, shareholders with registration rights may require us to include their shares in future registration statements we file, subject to cutback at the option of the underwriters of any such offering.  These registration rights will terminate with respect to a particular shareholder’s securities as soon as the securities (i) have been transferred pursuant to an effective registration statement or under Rule 144 of the Securities Act of 1933, (ii) can be freely sold under Rule 144(k) under the Securities Act of 1933, or (iii) have been transferred and can be resold by the transferee without registration under the Securities Act of 1933.

In connection with a December 2006 stock purchase by Gratco and the December 2007 stock purchase by Gratco and Holiday, we granted registration rights to these entities pursuant to which we agreed to, and subsequently did, register the common stock purchased by each of them in these transactions.  These registration rights require us to keep the applicable registration statement effective with respect to each holder until either (i) the securities have been sold and no further securities subject to these registration rights may be issued in the future, or (ii) the date on which all the securities may be immediately sold without registration and without restriction as to the number of securities to be sold.

Interests of the Holiday Group and the Gratco Group in the Reverse/Forward Stock Split and the Offers to Purchase

Since our shareholders are able to trade their shares prior to the effective date of the Reverse/Forward Stock Split and we are not able to ascertain the beneficial owners of all of our outstanding common stock, we do not know how many shares held by unaffiliated shareholders will either be cashed out as fractional shares in connection with the Reverse/Forward Stock Split or how many unaffiliated shareholders will tender their shares in connection with the Offer to Purchase.  As a result of the Reverse/Forward Stock Split and the Offers to Purchase (assuming all remaining unaffiliated shareholders tender in the Offers to Purchase,) we estimate that the Holiday Group will increase its aggregate beneficial ownership of our common stock from approximately 34.2% to 50.0%, and that the Gratco Group will increase its aggregate beneficial ownership of our common stock from approximately 42.0% to 50.0%.

LITIGATION REGARDING THE TRANSACTION

Since the announcement of the Reverse/Forward Stock Split, three purported class action complaints have been filed in the Ramsey County District Court in St. Paul, Minnesota, by four individuals claiming to be shareholders of the Company.  All of the complaints name as defendants our company and our directors.  One of the complaints names Holiday and Gratco as additional defendants.  The three actions have been consolidated under the caption In re Gander Mountain Company Shareholder Litigation, Lead Case No. 62-CV-09-11024.  Plaintiffs allege that the defendants breached their fiduciary duties, and/or aided and abetted alleged breaches of fiduciary duty by other defendants, by causing our company to engage in an allegedly unfair transaction, at an allegedly unfair price and in alleged violation of Minnesota law.  One of the complaints also alleges an express cause of action for violation of Section 302A.467 of the Minnesota statutes (Minnesota’s equitable remedies statute).  Plaintiffs sued on behalf of an alleged class consisting of all of our shareholders except defendants and their affiliates, and seek as relief an order enjoining or rescinding the Reverse/Forward Stock Split, rescissory damages, disgorgement of unspecified benefits, imposition of a constructive trust and an award of attorneys’ fees and costs of litigation.  The defendants believe that the claims made in the complaints are without merit, and intend to vigorously defend against them.

FORWARD-LOOKING STATEMENTS

This information statement and other reports that we file with the Commission contain forward-looking statements about our business.  For this purpose, any statements that are not statements of historical fact may be deemed to be forward-looking statements.  Words such as “believes,” “contemplates,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “can,” “will,” “may” and similar expressions are intended to identify forward-looking statements, which speak only as of the date of this information statement.  Neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements.  Future events and actual results could differ materially from those described in, contemplated by or underlying the forward-looking statements.  Some of these risks and uncertainties include, but are not limited to:

•      the occurrence of any event, change or other circumstance that could give rise to the abandonment of the Reverse/Forward Stock Split;

•      the failure of the Reverse/Forward Stock Split to be consummated for any other reason;

•      the outcome of any legal proceedings that may be instituted against us and others relating to the Reverse/Forward Stock Split or the deregistration of our common stock;

•      the occurrence of any event, change or other circumstance that could prevent or delay us from deregistering our common stock, including, without limitation, any failure of the Reverse/Forward Stock Split to result in the reduction of the number of our shareholders of record to below 300;

•      the effect of the Reverse/Forward Stock Split and deregistration of our common stock on our customer relationships, operating results and business generally;

•      the amount of the costs, fees, expenses and charges related to the Reverse/Forward Stock Split and the other transactions described herein;

•      the amount of cost savings that we expect to achieve as a result of deregistering our common stock; and

•      the risk factors discussed in our Annual Report on Form 10-K for the fiscal year ended January 31, 2009, which you are urged to read in their entirety in connection with any decision to buy or sell or engage in any other kind of transaction involving our common stock in advance of the consummation of the Reverse/Forward Stock Split.

For these reasons, you should not place undue reliance on any forward-looking statements included in this information statement.  Except as specified in Commission regulations, we have no duty to publicly release information that updates the forward-looking statements contained in this information statement.

Annex A

90 SOUTH 7TH STREET
54TH FLOOR
MINNEAPOLIS, MN 55402

PHONE 612.904.5700
FAX 612.904.5719
WWW.GHF.NET

September 27, 2009

Special Committee of the Board of Directors

Gander Mountain Company

180 5th St E # 1300

St Paul, MN 55101-1664

Ladies and Gentlemen:

We understand that Gander Mountain Company (the “Company”) is considering a 1 for 30,000 reverse stock split (the “Reverse Split”), which will then be immediately followed by a 30,000 for 1 forward stock split.  As a result of the reverse-forward stock split (the “Reverse/Forward Split”), (a) each shareholder owning fewer than 30,000 shares of the Company’s common stock before the split (a “Cashed-Out Holder”) will receive $5.15 in cash for each of such shareholder’s pre-split shares (the “Cancellation Price”), and (b) each share of the Company’s common stock held by a shareholder owning more than 30,000 shares before the split (a “Remaining Holder”) will continue to represent one share of the Company’s common stock.  In connection with the Reverse/Forward Split, we understand that under two Funding and Indemnification Agreements (the “Agreements”) with the Company, certain shareholders of the Company (the “Funding Shareholders”) have agreed to offer to purchase (the “Offer to Purchase,” and together with the Reverse/Forward Split, the “Transaction”) at a price per share equal to the Cancellation Price all shares of the Company’s common stock that remain outstanding and are held by the remaining shareholders other than the Funding Shareholders and affiliates of the Funding Shareholders (the “Remaining Holders”).  In addition, under the Agreements, the Funding Shareholders have agreed to be responsible for the Company’s obligations to pay for fractional shares in the Reverse Split, to indemnify the Company, and to make payments for the Company in the event the Company is required to pay current or former shareholders any amounts in excess of the Cancellation Price.

You have requested that we provide an opinion to the Special Committee of the Board of Directors of the Company (the “Committee”) as to whether, as of the date hereof, (i) the Cancellation Price to be received by the Cashed-Out Holders in the Reverse Split is fair, from a financial point of view, to the Cashed-Out Holders, and (ii) the Cancellation Price to be offered to the Remaining Holders is fair, from a financial point of view, to the Remaining Holders.

In the course of performing our review and analyses for rendering this opinion, we have:

•                  reviewed publicly available financial and other data regarding the Company;

•                  reviewed certain financial forecasts for the Company, including the Company’s financial forecasts for the periods ending January 30, 2010 through 2016 (the “Projections”), all as prepared and provided to us by the Company’s management;

•                  performed discounted cash flow analyses based on the Projections;

•                  reviewed drafts, dated September 26, 2009, of the Agreements;

•                  met with certain members of the Company’s management and separately with each of the Funding Shareholders to discuss the Company’s business, operations, historical and projected financial results and future prospects, the Company’s current financing position and arrangements, the Transaction and alternative transactions available to the Company;

•                  reviewed the historical prices, trading multiples and trading volumes of the Company’s common stock;

•                  reviewed recent analyst reports regarding the Company and its industry;

•                  reviewed publicly available financial data, stock market performance data and trading multiples of companies that we deemed generally comparable to the Company;

•                  reviewed other publicly available financial and stock price data for reverse stock split transactions completed in connection with contemplated de-registration of stock under the Securities Exchange Act of 1934, as amended;

•                  reviewed the Company’s ownership profile, before and pro forma for the Reverse Split; and

•                  conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by the Company or obtained by us from public sources, including, without limitation, the Projections referred to above. With respect to the Projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of the Company as to the expected future performance of the Company. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the Projections, and we have further relied upon the assurances of the senior management of the Company that they are unaware of any facts that would make the information, including the Projections, provided to us, incomplete or misleading.  We have assumed that there have been no material changes in the assets, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us.  We have also assumed that the Company is not a party to any

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material non-public pending transaction, including external financing, recapitalizations, acquisitions or merger discussions, other than the Transaction.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any appraisal.  We express no opinion regarding the liquidation value of the Company.  In addition, we have undertaken no independent analysis of any outstanding, pending or threatened litigation, material claims, possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject, or of any other governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject.  At the Company’s direction and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims, investigations or possible assertions of claims, or the outcomes or damages arising out of any such matters.

We have assumed that:  (i) all the necessary governmental and regulatory approvals and consents required for the Transaction will be obtained; and (ii) that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreements without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material adverse effect on the Company or the contemplated benefits to the Company of the Transaction, or will otherwise change the amount of the Cancellation Price.  We do not express any opinion as to the price or range of prices at which the shares of the Company common stock may trade subsequent to the announcement of the Transaction.

Greene, Holcomb & Fisher LLC (“Greene Holcomb & Fisher”), as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes.  We are currently acting as financial advisor to the Committee in connection with the Transaction, for which the Company has paid us and agreed to pay us fees that are not contingent on the consummation of the Transaction.  In addition, for our services in rendering this opinion, the Company will pay us a fee that is not contingent upon the consummation of the Transaction.  In addition, the Company has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. Greene Holcomb & Fisher may seek to provide the Company and its affiliates investment banking and other services unrelated to the Transaction in the future.

This letter is furnished pursuant to our engagement letter dated April 7, 2009, and has been approved by our fairness opinion committee.  It is understood that this letter is intended for the benefit and use of the Committee in connection with its consideration of the Transaction.  This opinion does not constitute a recommendation to the Committee as to how to vote in connection with its consideration of the Transaction nor does this letter constitute a recommendation to any Remaining Holder as to whether to tender any shares of the Company’s common stock in response to the Offer to Purchase. This letter does not address the Company’ underlying business

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decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company, or the effects of any other transaction in which the Company might engage.

Furthermore, this letter does not address:  (i) the tax or legal consequences of the Transaction to the Company, its security holders or any other party; or (ii) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders vis-à-vis any other class or group of the Company’s or such other party’s security holders (including the fairness of the Transaction to the Cashed-Out Holders vis-à-vis the Remaining Holders).  We did not consider any benefits that may inure to any shareholder of the Company as a result of the Transaction or any related transactions other than in that shareholder’s capacity as a Cashed-Out Holder of the Company’s common stock or a shareholder receiving the Offer to Purchase.  This letter addresses solely the Cancellation Price payable to the Cashed-Out Holders and offered to the Remaining Holders, and does not address any other term of agreement relating to the Transaction.

This letter may not be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may, if required by law, be included in its entirety in any filing made by the Company with the Securities and Exchange Commission in connection with the Transaction.

We note that the Reverse Split and the Offer to Purchase will take place at different times after the date hereof.  Our opinion relates to the fairness of the Cancellation Price to the Cashed-Out Holders and offered to Remaining Holders as of the date hereof.  Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.  Events occurring after the date hereof could materially affect the assumptions used in preparing, and the conclusions reached in, this opinion.  We assume no responsibility for updating, revising or reaffirming our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof:  (i) the Cancellation Price to be received by the Cashed-Out Holders in the Reverse Split is fair, from a financial point of view, to the Cashed-Out Holders (other than Funding Shareholders and their affiliates); and (ii) the Cancellation Price to be offered to the Remaining Holders is fair, from a financial point of view, to the Remaining Holders.

Sincerely,

/s/ Greene Holcomb & Fisher LLC

GREENE HOLCOMB & FISHER LLC

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